
CMMI Level 5
LEADERSHIP@ Infosys
Finacle
Ontime
IWIN

Infosys®

POWERED BY INTELLECT
DRIVEN BY VALUES

30 years of Infosys

Annual Report 2010-11

"Posterity will not excuse you if you did not dream big. You owe it to your customers, your colleagues, your investors, and the society. Every major civilization, every great advance in science and technology, and every great company is built on a big dream."

N. R. Narayana Murthy
Chairman and Chief Mentor

30 years of Infosys

Turning thirty is a good time to reminisce. And reflect. And look ahead.

Thirty is one of those rare junctures when you have both youth and experience on your side. Thus, as Infosys completes thirty, we talk about the pleasures and pains of starting small; the genesis of a value-based organization culture; personal goals turning into company milestones; sharing wealth and caring for society; learning and educating; building infrastructure for one and all; agreeing to disclose and refusing to compromise on quality; and above all, believing in a vision and leading by example to see it become reality.

Thirty is also the time to break new ground.

This Annual Report is printed on 100% recycled paper as certified by the U.K.-based National Association of Paper Merchants (NAPM) and France-based Association des Producteurs et des Utilisateurs des papiers et cartons Recyclés (APUR).

Goodbye, folks. March on with values...



"Sitting on a high stool at the NASDAQ headquarters in New York in front of the scorching lights of TV cameras, I borrowed the words of Neil Armstrong to tell the world how important it was for an Indian company to be listed on the NASDAQ."

N. R. Narayana Murthy
Chairman and Chief Mentor

It was on one of those rare nights at home during the late eighties. I was huddling with my young children, Rohan and Akshata, when Rohan, the most mischievous child I have ever come across, asked innocently whether I loved Infosys more than him and his sister. I got away from that embarrassing situation by saying that I loved my children much more than anything else. However, even today, when we reminisce about the incident, my children are not fully convinced that I was telling them the truth. When I was busy overseeing every detail of the strategy and the operations of the company — from designing the company logo, the company song and the presentation materials, signing off on every drawing and material used in every building on our campuses around the world and coming home late at night — it was difficult to argue with the innocent but correct logic of my children. When I was spending 16-hour days in the office and was away from home for as many as 330 days in a year, it was hard for my children to believe in my commitment to the family.

There is no doubt that the Infosys journey has been an integral part of my life. Most of my colleagues say that Infosys is an inseparable part of me and I am an inseparable part of Infosys. I have been the Number One actor in every major decision taken in the company. I have rejoiced in every significant milestone of the company. I have commiserated in every false step that this company has taken. The best analogy that I can think of for this separation between Infosys and me is that of one's daughter getting married and leaving her parents' home. Yes, the parents will be there when she needs them and they will be happy that she is starting a new life in an exciting new environment.

It is not easy for me to write my last article in the Annual Report of the company. As I write this, a mosaic of images from the past whizzes through my mind. The list seems endless and it would be difficult to narrate them all in this article. So let me highlight a few of them. The day we assembled in my tiny apartment in Mumbai to decide that respect from every stakeholder was the most valuable thing for us. The day we convinced our first US customer to close his own operations at SEEPZ and hitch his future with ours was a significant milestone for us. The day we won the MICO data center contract, starting as an underdog and going on to differentiate ourselves based on our advanced mathematical modeling competence, was a day that boosted our confidence as engineers. The day we inaugurated India's first software campus is still vivid in my memory. Distributing 27% of the company's equity among our employees was a proud moment for those of us who have always considered the idea of sharing wealth to be an important part of our social responsibility.

Listing in India in 1993 pushed us to become leaders in corporate governance. The joy of being India's first software company to be certified at Level 4 of the Capability Maturity Model of the Software Engineering Institute at Carnegie Mellon was clearly what enhanced our own belief in quality. Sitting on a high stool at the NASDAQ headquarters in New York in front of the scorching lights of TV cameras, I borrowed the words of Neil Armstrong to tell the world how important it was for an Indian company to be listed on the NASDAQ. Opening our ultra-modern offices in London, Paris, New York, Melbourne, Shanghai and Tokyo heralded our aspirations to be a global company.

The inauguration of the first education center at Mysore by Prime Minister Manmohan Singh and the second one by Mrs. Sonia Gandhi, the President of the Indian National Congress, were both sound reaffirmations of our long-held belief in the importance of education and research. Participating in the Billion Dollar Day function, declaring several special dividends and bonus shares, becoming part of NASDAQ-100, starting our banking group, creating Infosys Consulting and Infosys BPO, building more than 28 million sq. ft. of world-class development centers, winning several prestigious global awards, and establishing the Infosys Foundation are milestones that brought us great pride.

There have been some moments of great dilemmas and sadness too. Bidding goodbye to perhaps the brightest of my co-founder colleagues early in the journey was disheartening. Refusing to accept unreasonable terms and walking away from business with a Fortune-10 company was a test of our resolve. Accepting the resignation of a senior colleague and dealing with the instance where our code of ethics was jeopardized were tests of adherence to our values. Deliberating all alone on the resignation offer of a co-founder is not something I would wish even upon my enemy. Being accused of violating our own high standard of business ethics recently made me lose several nights of sleep. Occasional incidents of the organization turning bureaucratic, the inability of some of our leaders to take quick and firm decisions, and the government-company interface becoming less business-friendly from time to time are things that make me sad. But then, this tapestry of happy and not-so-happy incidents is normal and keeps life exciting.

What have been the lessons from this extraordinary marathon? Assembling a team of extraordinary people who have displayed outstanding capabilities through their value system, competence, low ego and high energy is crucial to the progress of any institution. The differentiation comes from ideas, and ideas come from bright minds. Therefore, good people are the primary assets of a great organization. It is essential to realize that even the best people may not be able to run the entire marathon. Different people run out of endurance and intellectual horsepower at different points of time. Some people drop out of the marathon since they do not see any value in an organization when their own time under the arc light is over. A leader's responsibility is to recognize this, provide them opportunities outside the organization, and usher in suitable replacements. Infosys' journey is replete with many such examples.

Many intelligent people possess a high ego and low patience to deal with people less capable than themselves. Leaders have to manage this anomaly very carefully, counsel these errant people from time to time, and allow them to operate as long as they do not become dysfunctional and start harming the organization. If they do cross the threshold, it takes courage to inform the individuals that their time in the organization is over and that they have to leave. However, one aspect that marks out a truly superior organization is the ability of its employees at all levels to be driven by values and to ensure adherence and compliance under any circumstance. No individual is high or important enough for an organization to put up with non-compliance.

Leadership by example is what creates trust in people to follow a leader. As long as a leader is able to show his or her sacrifice and commitment to a cause, others will follow him or her. I am glad we decided on respect from our stakeholders (customers, employees, investors, vendor-partners, government of the land and the society) as the primary objective of the company. I have seen hundreds of instances of such leadership-by-example at Infosys.

A sense of ownership among employees is extremely important to build a long-term future for a corporation. Such ownership comes from fair, merit-based and generous sharing of wealth and perquisites among each member of the company. This is my answer to many of my friends, who wonder why, when Infosys was founded, I took a small percentage of my earlier salary while every other co-founder's salary was increased by at least 10%.

The same friends tell me that they do not know of any other instance where as much as 10% to 15% of the company equity was given to co-founders who had just 12 to 18 months of work experience.

I do not know of any Indian company that has given away as much as ₹ 50,000 crore (at current stock prices) of stock options to employees. Today, every Indian employee at every level who joined us on or before March 2010 is a stockholder of Infosys. The point I would like to make is that such acts demonstrate that our leaders walked the talk in sacrifice and commitment.

Strategy is about ensuring sustained differentiation in a changing environment for better net income margins. Differentiation without better net income margins is meaningless. In my opinion, operating margins and earnings before taxes, depreciation and amortization (EBITDA) are not appropriate measures. In fact, the best measure of differentiation is the per-capita free cash flow generated. Such cash flows bring cash to invest in better people, research and development, infrastructure, training, and better customer and employee confidence. The famous Harvard historian, Niall Ferguson, says in his book, *Civilization : the West and the Rest*, that the six attributes that have made Western civilization dominant during the last five hundred years are: competition, science, property rights, medicine, consumption and a good work ethic. I have been saying for many years now that the factors that differentiate a corporation from its competitors are : an enduring value system, open-mindedness, a pluralistic and meritocratic approach, and practicing speed, imagination and excellence in execution. Leaders have to focus on creating such an environment.

> *"We have demonstrated that businesses can be run legally and ethically; that it is possible for an Indian company to benchmark with the global best; and that any set of youngsters with values, hard work, team work and a little bit of smartness can indeed be successful entrepreneurs."*

Leadership is about taking bold and firm decisions with incomplete information in an environment of uncertainty. Leaders who waffle do not inspire confidence in their people. It is important to use as much data and modeling as possible to eliminate clearly bad decisions. My decision to walk away from a Fortune-10 company when they contributed 25% of our revenue was one such example of decision making under uncertainty. It was a tough decision that was taken so calmly and firmly that the head of sales at Infosys at that time thought I was not bothered about the future of the company! I had to explain to him that I did indeed agonize over it but that, as a leader, I could not be driven by panic since such an important decision required a calm and composed mind.

Every leader must have a mental model of his or her business with at best five to seven parameters that determine sensitivity to revenue and net-income. It is important to update that model suitably as the business landscape changes. Any leader who cannot quickly do such sensitivity calculation would not be able to take quick and bold decisions. Even today, I carry and update the mental model of our business in my mind.

Generosity is an essential part of a leader. It is the foundation on which teamwork is built. The ability to share the limelight with one's colleagues, the ability to step aside and give opportunity to younger people when they want that fame, power and glory, and the ability to provide a safety net of advice for them is an important aspect of strengthening the future of an organization. It is not easy to give up power, particularly when you have been the object of so much adulation. I must say that Infosys has done a good job in bringing two such transitions before I leave the portals of this company.

Scalability is the true test of the endurance of an organization. The ability to grow successfully without losing quality, productivity, employee, investor and customer satisfaction and the spirit of a small company is what makes Infosys a great company. We have grown from 50 customers to 620 customers, from 10 projects to 6,500 projects, from 100 employees to 1,30,820 employees, from 100 sq. ft. to 28 million sq. ft. of built-up space, and from 100 investors to over 4,50,000 investors. Such a scalability exercise has been successful, thanks to our PSPD model of operation. PSPD stands for Predictability of revenues, Sustainability of such predictability, Profitability of such realized revenues, and Derisking. Predictability happens because of a good forecasting system that derives realistic data from the trenches and tempers it with the wisdom of senior business leaders. Sustainability refers to the systems that help the efforts of sales people beating the pavement and meeting customers to make the prediction true, the efforts of our delivery people to deliver quality products on time within budgets, and to the efforts of our finance people raising the invoice on time and collecting money on time. Profitability refers to the systems that help our people make value-based sales, follow rigorous budgeting exercises, control costs, get best value for money and ensure the agreed-upon profitability. Derisking refers to systems that identify risks in various dimensions of our operations — people, geographies, technologies, application areas and services — collect periodic data, review the risk levels and take suitable actions to mitigate them.

Innovation is the best instrument for creating sustained differentiation. However, it must be accepted that revenues for a corporation come from well-understood ideas and business models. For example, most of a bank's revenues will come from borrowing money at a certain rate and lending it at a higher rate. Part of the profits from such models will be used for research and development to generate new ideas. A few of these ideas will be seeded and some of them will become mainstream revenue earners. Therefore, it is very important for a leader to focus on innovation, particularly, when the times are good.

Customers put food on our table. Therefore, we have to have a laser focus on exceeding their expectations, being open and honest with them, and ensuring that they look good in front of their customers. Employees are the only instruments we have to make our customers and investors succeed. Therefore, we have to create an environment of openness, meritocracy, fairness, transparency, honesty and accountability amongst our employees.

Our investors understand that businesses will have their share of ups and downs. They want us, the management, to level with them at all times. Therefore, "when in doubt, please disclose" is a good policy for a corporation. Society provides customers, employees, investors, bureaucrats and politicians. Therefore, earning the goodwill of every society that we operate in is extremely important for us. Global benchmarking is a powerful instrument that helps us to improve our self-confidence, compete with the best global competitors, and serve our customers better.

We Indians must recognize, as we have done at Infosys, that we are our own enemies. There is no external enemy. Our failures are because of our lack of commitment to our cause, our inability to accept meritocracy, and our indifference to honesty and want of a good work ethic amongst our leaders. Performance alone is the key differentiator. This stems from my belief that performance leads to recognition, recognition brings respect and respect brings power. Therefore, if India wants to be a superpower as we keep hoping, the only instrument we have is performance.

We have demonstrated that businesses can be run legally and ethically; that it is possible for an Indian company to benchmark with the global best; and that any set of youngsters with values, hard work, team work and a little bit of smartness can indeed be successful entrepreneurs. This way, we have enthused millions of young men and women in India. This, in my opinion, is Infosys' greatest contribution.

I have realized that humility, grace and courtesy are genuine only when you have power and glory. That is why the leaders at Infosys have practiced this time and again. Humility provides us the strength of mind to learn from people better than us. Grace and courtesy make us worthy competitors. They also remind us that such glory and power are ephemeral and give us the strength to handle the days when we too could lose our shine.

The crucial things we have to do in the future are : recognize our weaknesses; be open-minded about learning from people better than us; learn from our mistakes and not repeat them; be humble, honest and courteous; benchmark with the best in every dimension; use innovation to perform at global levels; and create a worthwhile vision and improve every day. This is how our mantra of focusing on speed, imagination and excellence in execution will take this company very far. I have absolutely no doubt about it. I wish Kris and my fellow Infoscions the best in their journey forward. The board has been kind enough to name me the *Chairman-emeritus*. Therefore, I will always be there to add value *if* asked.

Thanks,

Narayana Murthy

The finance journey



V. Balakrishnan
Chief Financial Officer

T. V. Mohandas Pai
Director and Head – Administration, Education and Research, Finacle, Human Resources Development and Infosys Leadership Institute

The finance journey started with the incorporation of Infosys on July 2, 1981. The paid in capital was ₹10,000, reportedly borrowed by Narayana Murthy from his wife. At inception, the Founders put in the basic financial principles – the company will earn a profit from year one, all projects will be delivered at a reasonable profit, the balance sheet will be liquid, borrowings will be only for asset creation, corporate resources will never be used for personal purposes and dividends will be paid out of surpluses. Indeed the initial years were tough, as India was a closed economy. Revenues grew from ₹0.12 crore in the first year to ₹8.66 crore in fiscal 1992, the year of economic reforms in India. The Founders were very clear that 10 years from founding they would go for an IPO and create liquidity for themselves. Employees were given stock in the company. In fact, by March 31, 1992 they owned 13.6% of the shares.

The IPO was indeed a seminal event for the company. During the road show, the Founders made a projection that the company would be a US$ 100 million revenue company by 2000, with a 20% net income, when revenues were US$ 5.01 million with net income of US$ 1.23 million as of March 31, 1993. The IPO was for creating a campus for 1,000 people, along with state of the art computing systems costing in all ₹16.58 crore, more than the revenue of the previous year of ₹8.66 crore. Great courage indeed! The IPO in February 1993 was a tough act. The market did not understand a software company as it was unheard of and completely new. The market was also rough at that time. The issue barely squeezed through, with help from its investment bankers. The issue opened at ₹145 on listing. Soon thereafter, our journey commenced as a public company.

Right from the beginning of being a public company, we decided that transparency was a competitive advantage and shareholders, as true owners, deserved the fullest, most timely information. September 1, 1993, our first AGM after listing, was a seminal event and well attended; lunch was offered too. In October 1993, India saw its first investor meet after listing at Mumbai with a large attendance, where management presented the investors with its strategy for growth, thus setting a new trend.

We invested part of the IPO proceeds in the primary and secondary markets to enhance returns. The markets went bad and we wrote off most of the investments. It was a humbling experience to stand in front of the investors and admit that we had made a mistake and assuring them that it would not be repeated.

Very soon the company put in place the 1994 Employees Stock Option Scheme, which along with the 1998 ADR scheme and the 1999 scheme gave stocks to over 18,000 employees, creating hundreds of dollar millionaires and thousands of rupee millionaires. Drivers, office assistants, secretaries got stock along with others and

became millionaires. It soon became the most successful scheme in India and set a benchmark for other companies. It gave us an unique positioning, democratized wealth and suddenly the professionals realized that they too could become wealthy by ethical means early in their careers. It revolutionized India. The 1994 ESOP scheme was sought to be taxed in the hands of the employees and after a protracted legal battle, the Supreme Court held in 2008 that the scheme did not create a taxable event, allowing all grantees the benefit of no tax, helped of course by the abolition of capital gains tax on sale provided the shares are held for more than 12 months.

The company made a private placement of shares at ₹450 in July 1994 to raise ₹25 crore for its expansion. Soon after, in October 1994, the company declared a bonus issue of 1:1, the first of many bonus issues. 100 shares issued in the IPO at ₹9,500 has today become 12,800 shares valued at ₹4.15 crore (as of March 31, 2011) an annual compounded growth of 59%, a total gain of 4,64,422%, including total dividends received to date of ₹26.4 lakh.

The 1994 annual report was a very different report in terms of financial reporting and disclosure and soon became a collector's item. It started a trend with the 1995 report and subsequent reports disclosing a management commentary on the accounts, brand accounting, human resources accounting, EVA statement, and financial accounts in the GAAP of eight countries, some of them in the local language. The company won the first of its continuous 11 awards for the Best Presented Accounts from the Institute of Chartered Accountants of India (ICAI). The ICAI had to finally give us the Hall of Fame award that made us ineligible to apply for future years! The first financial statements under U.S. GAAP done voluntarily were issued.

"We are proud to have been part of this dream journey. Using exemplary corporate governance guidelines, we have built a financially sound company."

We also issued the first publicly articulated financial policy in India which *inter alia* said that the company aimed to earn a minimum return on capital employed of two times the cost of capital, on invested capital of three times cost of capital; pay dividend of up to 20% of post-tax profits only out of cash surpluses (now increased to 30% of consolidated profit), maintain liquid assets on the balance sheet to meet a year's working expenses, borrow only for short-term mismatches in cash flows, depreciate assets in the shortest possible time; earn a minimum of 25% profit on sales revenue. In fact if a search were to be made of any corporation in the world over the last 15 years which has earned a minimum of 25% return on equity and 25% profit on sales, very few companies would show up and Infosys would be one of them. We started giving guidance in fiscal 1995 and this became a trend. Many have questioned us since then on the need to give guidance, and our view has been that we need to have symmetry of information between the business and the outside world and this was the best way to do it.

We then started preparing for our listing on the NASDAQ. In 1995, we had expressed our intention to list on the NASDAQ before the end of the decade. We started getting ready with the U.S. GAAP financial statements, benchmarked our corporate governance standards and investor relations standards. We started announcing our results quarterly from June 30, 1997, much before it became mandatory. We revamped our Board having majority of independent directors, instituted the Board committee systems, put in place a whistle blower policy, and policies to prevent insider trading, all of which became benchmarks once again. Infosys became the most followed company for its governance practices. We started work for the listing in 1997, postponed it as markets fell, started again in 1998 and completed in 1999.

The IPO road show was a great event, we met nine investors a day, with two teams across the globe to raise US$ 70 million. Two days before listing there was no book and we were nervous and almost called off the issue but soon the orders came in a torrent. It gathered a book of over US$ 3.5 billion, the first listing in the U.S. by an Indian company. The book runners suggested a price of US$ 37, we insisted on US$ 34 leaving them perplexed, insisting that we had to be fair to our investors. The stock on listing opened at US$ 51. We came back to India and were welcomed as heroes, and history was created. We reached revenues of US$ 203.4 million by fiscal 2000 with a net income of US$ 61.3 million, keeping the commitment made to investors when our Founders did the first road show!

A year later, we saw the biggest technology rally on the NASDAQ with our stock going up to US$ 675 at the height of the internet boom. Over two weeks, the company saw its valuation go up during the boom by US$ 20 billion only to see it come down by US$ 15 billion in one week! The markets crashed soon after in 2003 and the recession started. During April 2003 at the time of our annual guidance, Narayan Murthy made the famous statement about "fog on the windscreen" and we gave guidance in tune with our business forecast. The stock crashed 40% in two days and shook up the market. We recovered in our business and soon reached the US$ 1 billion mark in fiscal 2004. We had a great celebration! Liquidity on the NASDAQ was lacking. We worked with regulators in India to create the policies for a Secondary sponsored listing of an ADR. We had an issue of US$ 300 million, once again a first. We followed this up with a US$ 1 billion secondary ADR in 2005 and then a US$ 1.5 billion secondary ADR in fiscal 2007 that enabled us to get into the NASDAQ-100 index, again a first for any Indian company. We were the first foreign filers to file financial statements in IFRS with the Securities and Exchange Commission, U.S.

We are proud to be part of this dream journey – to set the benchmark in financial reporting; to use transparency and disclosures as our competitive advantage; to lead good practices in the country which got mandated later for all companies to follow; to set and follow the best corporate governance norms in the world; and above all build a financially strong company in all aspects. We have built a flexible financial model that has withstood many testing times. We were always willing to stand-up and share any bad news with stakeholders just as we shared good news. Our ability to look at long-term challenges and invest ahead of need without being unduly influenced by short-term consequences, had kept us in good stead. Today we have a strong balance sheet with US$ 3.8 billion in cash and cash equivalents, listed on the NASDAQ and in India with over 4,50,000 investors. The journey that started with ₹10,000, has evolved into a balance sheet of ₹26,000 crore with over ₹11,623 crore paid out as dividend.

The journey continues...

The quality journey



K. Dinesh
Director and Head – Communication Design Group, Information Systems and Quality & Productivity

In 1983, we had developed an application on a new platform for a German client. During its acceptance testing, Narayana Murthy noticed a single character error in the output and he called the client immediately and informed them about the error. The company was very impressed by our focus on quality, and our proactive and transparent approach that they accepted the application without going through the elaborate tests planned.

That incident sowed the seeds of our focus on quality in the company. Though Quality, as a function at Infosys was formally instituted in late 1992, it has been an integral part of our existence over the last 30 years.

I have had the privilege of being part of most of the quality journey at Infosys and the distinct honor of steering it for the past 19 years. I have had the good fortune of working with a team comprising the brightest minds in the industry such as, Dr. V. A. Sastry, Dr. Pankaj Jalote, S. Raghavan, M. R. Bhashyam and Satyendra Kumar. I am sharing the highlights of how our focus on quality has enabled us to earn the trust of our stakeholders.

In November 1992, the Quality function was instituted at Infosys under the leadership of Dr. V. A. Sastry in the backdrop of a booming business. At the time, we had around 25 active projects but we were aware that growth was around the corner. We had to lay a strong foundation with a formal structure for the implementation and measurement of quality. We also wanted to ensure that our focus on quality translated into business value for our clients. In the initial years, we took our first but firm steps on this journey when we got our ISO (with TickIT [1]) certification in 1993 which certified us on the strength of our basic processes. Our journey had begun in right earnest.

Over the next few years, we worked towards increasing the scope of our quality metrics by refining our software development lifecycle processes. Dr. Pankaj Jalote led our efforts during the CMM assessment. We were assessed at Level 4 in 1997 and this not only highlighted the strength of our business processes but also indicated that the organization was undergoing tangible changes in imbibing the quality culture.

This cultural change paid us rich dividends. In 1999, we touched the US$ 100 million revenue mark and also became the first Indian company to be listed on the NASDAQ. This success was duly complemented by the distinction of becoming the 21st company in the world to be accredited the CMM Level 5 standard for software development.

By then, we were entering a phase where business was poised to grow in leaps and bounds. This necessitated us to scale our Quality function to keep pace with the growing business complexity. This foresight drove Bhashyam and me to conduct

a detailed evaluation of the certification standards available at the time. We adopted the Malcolm Baldrige National Quality Award (MBNQA) model successfully in 2000 when our revenues touched US$ 200 million and with around 300 ongoing projects. The MBNQA is one of the most prestigious Total Quality Management models adopted by many industries.

After 2000, when Satyendra Kumar took over as the head of Quality and Sanjay Purohit joined him, the Quality function attained a new dimension. Today, the Quality function is pervasive across our services, units / enabler functions and geographies and plays a pivotal role in managing organizational risk.

The past decade led to the implementation of the Balanced Scorecard [2] framework that translated corporate strategies into measurable goals. As we added new lines of services such as BPO, Aerospace, Medical Devices and Telecom amongst others, our focus was on growing sustainably and reducing the impact of our operations on the environment.

This led us to implement domain-specific certification standards as and when new service lines were added. Some of the certifications include, eSCM-SP Level 5, AS 9100, ISO 13485, ISO 14001, OHSAS18001 and TL 9000. Recently, Infosys, as well as Infosys China, one of our fastest growing subsidiaries, have been assessed at CMMi Level 5.

One of the most significant developments in this decade was the creation of the Infosys Quality System, which documents and demystifies our quality management system through PRidE, our in-house, web-based, business process platform. Today, through our Business Value Articulation (BVA) initiative, we are connecting and articulating the business value that we add to our clients by continuously improving the quality of all our processes.

"Through quality, we have succeeded as an organization to set ourselves on the path of the continued pursuit of excellence with a constancy of purpose. In the process, we have earned the sustained trust of our stakeholders"

The Predictability, Profitability, Sustainability and Derisking (PSPD) model has been at the core of our business philosophy. In 1993, we had 25 projects, 750 employees, US$ 5 million in revenue and operated out of two offices in India and one international sales office in Boston.

Today, we have over 620 clients, 6,500 projects, 1,30,820 employees, US$ 6.04 billion in revenue, and operate out of 64 sales offices and 63 global development centers spread across 75 cities in 32 countries.

Despite the ever-increasing business complexity, our Quality function has sustained its reach across the organization and enabled us to deliver on the promises we make to our stakeholders, year after year.

The fact that we deliver 99% of our projects on time and 96% within budget, the fact that our repeat business has increased from around 87% in 2000 to over 97% today, and the fact that our Client Satisfaction Index went up even at the peak of the recession in 2009 are all testament to one fact – that quality has been the platform on which we have delivered predictable, profitable, sustainable and de-risked business value to our stakeholders.

The prestigious awards and recognitions that we have received along the way have made our journey even more heartening and memorable. The IEEE Computer Society and the Carnegie Mellon University Software Engineering Institute awarded the 2010 Software Process Achievement Award and the award citation was a testimony to our commitment : "For establishing an extremely cost-effective, sustained, and culturally integrated quality and productivity improvement program during a period of extraordinary corporate growth". We were also awarded an entry to the Balanced Scorecard Hall of Fame in 2007 on the strength of our innovative strategy planning and execution capabilities.

When I look back, I realize that quality at Infosys is not just about governance, prerequisites or metrics. Through quality, we have succeeded as an organization to set ourselves on the path of the continued pursuit of excellence with a constancy of purpose. In the process, we have earned the sustained trust of our stakeholders – employees, clients, alliance partners, the industry, government and the society at large. This trust is an intangible, yet an invaluable asset and reflects the success of our quality journey over the past three decades. I strongly believe that it will continue to be at the core of our success in the years to come.

[2] *TickIT is a quality certification program for software development,supported primarily by the software industries in the United Kingdom and Sweden.*

[2] *The Balanced Scorecard is a strategic planning and management system originated by Dr. Robert Kaplan and Dr. David Norton as a performance measurement framework that added strategic non-financial performance measures to traditional financial metrics to give managers and executives a more balanced view of organizational performance.*

The education and research journey



S. Gopalakrishnan
Chief Executive Officer and Managing Director

I still vividly remember one of the classes I taught in 1995 at our Mangalore Development Center. It was a small rented building and we had a batch of 30 new trainees. At that time, all of us used to teach programming basics and database management to all our new employees. Teaching was integral to our jobs because we wanted to create an environment where everyone was expected to participate in the education process and build long-lasting bonds with our employees. Those trainees still remember the classes I taught. Today, many of them are part of the senior management at Infosys.

Since the beginning, we had recognized the significance of education in the growth of an individual, a company and that of a nation. We believed that to create a learning organization, our employees must constantly learn and grow professionally through various phases of their development and life. While our formal education department, what is now known as Education & Research (E&R), was not created until 1991, the underlying foundation was always present.

As we grew, there was a need to scale and address predictability. Thus, we started our Education & Research (E&R) department, a function charged with the responsibility to educate and train our employees with a highly competent, full-time faculty. Meanwhile, the economic reforms gave a fresh impetus to the IT industry and was growing so rapidly that availability of talent was a serious concern. The number of engineering graduates who specialized in computer science was insufficient.

While we were scaling up, we realized that it was imperative to build our own education department as a core competency rather than outsource the training to third-party vendors.

With the adoption of global quality standards in the early Nineties, education and training, like all other key organizational processes, was integrated with our quality function. Having a dedicated department for education meant that we could aim at the standardization of our training programs.

Over the years, an incredible amount of material has been created and this has become the main pillar of our successful training programs. Our approach to education was always innovative — we identified several gaps in the prevailing education system and created our own processes by experimenting with various learning methodologies. Our educators were associated with real-life projects and this helped them in designing courses that were comprehensive, inter-connected and relevant.

Initially, our approach to learning was distributed. Every Development Center had its own team and employees, and trainees had to move often across locations to complete their training. We decided that creating a centralized and strategic infrastructure

would address our growth. With this intent, the Infosys Global Education Centre (GEC), Mysore, was established. The GEC is the largest corporate education center in the world. It is a symbol of not just our commitment to education and lifelong learning but also of our journey as an organization — from a batch of 30 trainees whom I taught in 1995, to a facility that currently hosts over 14,000 trainees.

The GEC catapulted the growth of our E&R capabilities many times over. Spread over 337 acres, the GEC is one of the largest classical buildings in independent India. We currently employ over 300 faculty members to provide standardized, comprehensive education and training at the GEC.

While we added new services to our business portfolio, we transitioned from being a technology solutions company to a business solutions company. New services such as consulting, package implementation, systems integration, infrastructure management, independent validation and business process management necessitated the creation of an equipped workforce. Our training programs have been dynamic to take these new challenges in their stride and rapidly create new training streams.

Apart from entry-level training, we have always believed that lifelong learning is crucial to build a sustainable and competitive advantage. Our continuous learning programs are in line with the needs of our clients and the emergence of new technologies, and are based on the role competencies being performed at a business vertical along four dimensions – technology, client business domain, processes, and behavioral skills.

We have also linked the learning and performance management processes and our certification programs assess the knowledge of an individual with relevance to a specific role. We have successfully conducted an incredible 2,00,000 assessments in the last year alone.

We introduced knowledge management into our work culture before it became a popular term. We had a system called the Body of Knowledge (BoK), which consisted of a folder that was placed on the company librarian's desk. Individuals or teams would share their problem-solving experience as a report and file it into this folder for everyone to access.

Following the rapid growth in the Nineties, we realized we had to expand its scale, considering our geographic spread, technological flux and functional specialization. It was at this time that our E&R department began developing Knowledge Management (KM) as a strategic initiative.

"From a humble learning organization to a pioneer in the field of industry-academia partnerships, it has been a journey where we have learnt as much as we have taught."

The Infosys KM solution has grown to meet our changing needs. We developed additional features around the KM solution to support collaboration, namely, the KM portal – a central repository for content; People Knowledge Map – a directory service for locating experts; Knowledge Exchange – a set of online discussion forums; and KMail – an auto-response generator and workflow engine for answering questions. Together, these have enabled us to leverage organizational knowledge in a systematic manner.

It is beyond doubt that education influences the development and growth of a country's economy. Over the last 30 years, the Indian IT industry has grown to become the largest employer in the country's organized private sector. While India has produced a large number of engineering and science graduates, the varying quality of education is a cause for concern. At Infosys, education has always been a fundamental principle, extending beyond the growth of our organization.

As a major stakeholder in the global aspirations of the Indian IT industry, we were concerned with this issue and we decided to create a program that could help narrow this gap. This vision led to the creation of the Campus Connect Program, a unique industry-academia interaction that seeks to reach upstream with the education system and align the capabilities and outcomes of the educational institutions with the needs of the IT industry. Today, Campus Connect is proud to be associated with almost 530 engineering institutions and has successfully trained over 1,20,000 students.

The scope of education, research and training cannot be confined within the walls of a corporate organization. Learning begins at the level of the individual, and scales the levels of team, organization and country, before finally making a global impact. At Infosys, we recognize that the superstructure of a globally competitive and sustainable business transformation can only be built upon a strong base of learning and education.

From a humble learning organization to a pioneer in the field of industry-academia partnerships, it has been a journey where we have learnt as much as we have taught. I feel proud when I see the Infosys education and research wagon filling up with new and eager learners every year. Empowered by learning, these young Infoscions will create value for our clients, shareholders, their fellow Infoscions, and the society at large.

Building world-class infrastructure – realization of a dream



T. V. Mohandas Pai
Director and Head – Administration, Education and Research, Finacle, Human Resources Development and Infosys Leadership Institute

Ramadas Kamath U.
Senior Vice President and Head – Administration, Commercial, Facilities, Infrastructure and Security

Today, Infosys is recognized globally as a company with one of the best infrastructure. It all started with a dream – of having our own campus in Bangalore. In 1992, the Karnataka government allocated four acres of land in Electronics City, Bangalore to us. It had a challenging terrain and poor accessibility and entailed a cost of ₹17.22 crore when our revenues for fiscal 1992 was only ₹8.66 crore. This didn't deter us and an IPO was floated to raise funds for building the campus. It was to have a built-up area of 1,60,000 sq. ft., with a capacity to seat 1,000 people, low cost yet elegant, modern yet traditional. It was completed in 11 months, with Murthy overseeing the project himself. It soon became the most visited corporate campus in India, with over 70 heads of state and global political leaders visiting it. Today, the Bangalore campus has grown to 81 acres, a distributed low-rise campus of 4.2 million sq. ft. of built up space, 26,850 seats, large air-conditioning plants, a 2.5 MLD waste water recycling plant, a helipad, cricket, football and hockey grounds, a 487-room hostel, a 1,350-seater auditorium, an experience theatre, seven food courts, swimming pools, gyms, a bookstore, a convenience store, bank branches, a laundromat, ATMs, along with a multi-level parking lot for 1,600 cars and 1,750 two-wheelers and a bus station for 75 buses. It has redefined the way the IT industry operates in India. Our persistent efforts to improve infrastructure in our campus and connectivity to it have resulted in more than 75% of employees commuting to work by public transport. Till date, we have invested ₹1,830 crore in the infrastructure of the campus and it generates revenues to the tune of ₹7,900 crore annually.

In 1995, we decided to start an office in a smaller city and selected Mangalore as the first center outside Bangalore, attracted by the high educational standards of the city. In December 1995, we opened our Mangalore center and soon expanded it to 15,000 sq. ft., with 300 seats. In 1999, we bought a semi-built bus station at an auction from the government, refurbished it with 1,400 seats, and soon outgrew this too. In 2006, we purchased 325 acres of SEZ land on top of a beautiful, green hill overlooking the sea. Today, this has 6,27,000 sq. ft. of built-up space, with 3,350 seats, a food court and a hostel. Another 6,14,000 sq. ft. is under construction, with a capacity of 2,500 seats. We are creating a bio-park and have planted around 75,000 indigenous trees and built seven large artificial lakes for rainwater harvesting to make this a self-sustaining campus.

In 1996, as the company grew, we set up our operations in Pune. It was in a rented space with 450 seats. In 1998, we built a 25-acre campus with 4,300 seats. Outgrowing this, we acquired 114 acres in 2003 which, when completed, will have 6.5 million sq. ft. of built-up space, seating 34,000 people. We experimented with interesting architecture, constructing large space frame buildings, a 15-level multistoried hostel with 1,000 rooms and large water harvesting

reservoirs. We also built one of India's first all-steel, 11-level parking lot for 2,000 cars and 1,000 two-wheelers and a bus station.

Down south, we started our operations in Chennai at the same time as in Pune, and again in a rented place. In 2000, we started our own campus at Sholinganallur. This campus has a built-up area of 5,00,000 sq. ft., with a seating capacity of 3,700. We added a second campus in a 129-acre space in Mahindra City SEZ. This campus today has 2.5 million sq. ft. of built-up area, with 16,000 seats, and a 1,000-room hostel. Another 3.9 million sq. ft. with 15,000 seats is under construction.

In 1999, we acquired 100 acres of land to build the Infosys Leadership Institute (ILI) and a software development building (SDB) in Mysore. What had started as a campus with an ILI building, a 96-room hostel, an SDB and two food courts, has today grown to be the largest Infosys campus, with a total area of 337 acres. We expanded our SDBs and soon decided to make Mysore the center for our global training by building the Global Education Center (GEC 1). In 2009, we built GEC 2, which is one of India's largest single buildings, a 1.02 million sq. ft. classical structure, with classrooms for training 9,200 employees at a single sitting, 300 faculty cabins, a large food court with 2,000 seats, a huge library, boardrooms, and a very large atrium, making it the largest corporate university in the world today.

Today our education infrastructure can train about 14,000 trainees at one sitting. It has a 10,100-room hostel and ten food courts. It also has induction rooms, a four-stage multiplex-cum-auditorium area, an employee care center of 1,10,000 sq. ft., with a large swimming pool, indoor sports complex, convenience stores, a medical center, a cricket stadium, athletic tracks, a football ground, a climbing wall, India's largest laundry, and many other amenities. Overall, the campus has 9 million sq. ft. of built-up space with an investment of over ₹2,330 crore, and another 3 million sq. ft. is being planned. This campus also has large water and waste water treatment plants, power generation facilities and is a mini city in itself. We built eight artificial lakes to harvest rainwater, which has helped us meet 60% of our fresh water requirement in-house. We have planted over 40,000 trees, making it home to 63 species of birds and countless varieties of butterflies.

After the initial occupation of rented premises in the High Tech city, we moved to our own 50-acre campus in Hyderabad in November 2001. This campus has 1.8 million sq. ft. of built-up space, with 10,000 seats. Further growth led us to start work on a 450-acre campus. We are building one of India's largest software development campuses, with the first phase of 2.9 million sq. ft. with 14,000 seats, built at an investment of ₹980 crore. With the addition of the second phase, it will have a total built-up area of 4.7 million sq. ft. and 25,000 employees, water harvesting facilities, innovative air-conditioning technology saving 30% of our energy consumption, and all buildings adhering to the highest LEED standards. With a verdant landscape, 70 species of birds, 66 species of butterflies, and 265 species of plants all carefully preserved, we propose to make this one of the greenest IT campuses.

In 1997, we expanded east to Bhubaneswar. The state government gave us a rented building meant for a government department. Soon we purchased a 46-acre plot for a new campus and occupied it in January 2001. Today, this campus can accommodate 4,000 employees. It also has innovative landscaping and green building exteriors making it visually appealing.

In Chandigarh, we outgrew our modest office in Mohali and purchased 30 acres of land in the SEZ for a new campus and occupied this in 2006. Today this has 1.1 million sq. ft. with 5,300 seats. We also have 200 acres in Jaipur currently, along with an Infosys BPO building with 3,500 seats. We will soon be commencing the construction of new buildings for the parent company in this campus.

In Thiruvananthapuram, we acquired 50 acres in January 2001 and we will be building one of the largest IT parks in Kerala. It has a unique architecture, with SDBs in the shape of ships and will have 2.4 million sq. ft. built-up area and seats for 10,000 employees once it is completed.

An incredible journey

What was just a dream in 1992 has become an unbelievable journey with 28 million sq. ft. of built-up space and 1,23,000 seats as of March 31, 2011. We are currently building another 8.3 million sq. ft. with 40,000 seats. Soon we are starting a US$ 150 million campus in Shanghai for 8,000 seats. We have invested ₹ 9,450 crore so far, with a commitment of another ₹ 2,500 crore to complete what we started. Our infrastructure needs are very large. As of fiscal 2011, we have a power demand of 81 MW, diesel generating capacity of 134 MW, 48,000 tons of comfort air conditioning, UPS capacity of 45 MW, fresh water storage of 33 million liters, waste water treatment capacity of 16 million liters, diesel storage of 1,700 KL, a laundry capacity of 7.3 tonnes per day, 35 food courts capable of feeding 40,000 people in a single sitting, training facilities of 25,000 seats, 13,800 hostel rooms, over 2,25,000 trees and 2,085 acres of land across the globe. We have a total network bandwidth of 6,700 Mbps connecting over 1,50,000 desktops, 37,500 laptops and 5,500 servers globally. Till date, we have created parking spaces for 9,500 cars and 15,300 two-wheelers in our Indian campuses for the comfort of our employees. Another seven multi-level parking lots are under construction for 13,800 cars and 15,500 two-wheelers to cater to our ever increasing employee strength. However, 70% of our employees still use public transport to commute to work as a result of our sustained focus on encouraging mass transport.

"What was just a dream in 1992 has become an unbelievable journey with 28 million sq. ft. of built-up space and 1,23,000 seats as of March 31, 2011. We are currently building another 8.3 million sq. ft. with 40,000 seats."

What started as a dream of a campus of 1,60,000 sq. ft. has grown into a mammoth network, built to the highest standards, within the shortest possible time, following the best environmental principles, with a per capita energy consumption of only 230 units per month.

Growing tall with Infosys



U. B. Pravin Rao

Senior Vice President and Head –
Retail & Infrastructure Management Services

As we enter the thirtieth year, my thoughts go back to 1986, when I joined Infosys, then operating out of a two-storey building in Bangalore. That period is still so vivid in my memory. While studying engineering, I had realized that being an electrical engineer for life was not my cup of tea. A chance encounter with my neighbor, Bala Kuthiyar, changed my destiny. He was working with Infosys and had been sent abroad. That, and an opportunity to move out of electrical engineering, was motivation enough for me to apply. Narayana Murthy and N. S. Raghavan interviewed me and I was lucky to be selected. I joined Infosys at a princely salary of ₹1,500, much to the dismay of my well-wishers, ignoring three other wonderful job offers.

Twenty-five years is a long period. But for me time has elapsed too fast. It has been an absolute dream working here and I have enjoyed my tenure here to the fullest. Today, as I reflect on my 25-year tenure, I believe that Infosys has delivered on its vision, creating a truly outstanding company with a distinct corporate culture, one in which every Infoscion can take a great deal of pride. I am deeply proud of its accomplishments and more so of the team of people responsible for its ongoing success. While there have been several milestones, in my perspective, the following stand out as particularly memorable.

I was deputed to travel onsite to the U.S. within a couple of months of joining the company. Until then, I had never lived away from my family. I had wonderful colleagues who helped me settle down both professionally and personally. I spent over three years in the U.S., traveling across multiple locations, often on single-person projects. I also spent a year in the U.K., consulting at Reebok, perhaps the first project for Infosys in Europe. These three-plus years was an intense learning period for me.

Our Global Delivery Model (GDM) evolved in the early Nineties and we set up our first Offshore Development Center (ODC) for GE. The big moment for me was when we won a contract from Reebok (France) to build a state-of-the art information management system. We christened it as the Distributor Management Apparel Package (DMAP), also called 'Dinesh, Murthy and Prahlad', as they were actively involved. This was one of our early efforts at creating a product that leveraged our deep domain knowledge.

We worked in shifts and the compilation took ages making us disciplined coders. While it was hard work, we did have our share of fun and learning and it was teamwork at its best. I still remember the endless arguments with K. Dinesh on the need for hardware upgrades and his insistence that we have staggered lunch breaks and ensure 100% utilization to justify the upgrade costs.

Around the same time, we sold the DMAP to Reebok U.K., Reebok Canada and Reebok International. I was personally involved in selling and implementing the product at Reebok U.K. and later to Reebok Canada. We were competing with another well-known product and it was a great experience learning the art of client-stakeholder management from K. Dinesh.

When I look at today's dominant Retail ERP packages, I believe DMAP had rich and comparable features even in those days, and perhaps this was a missed opportunity for Infosys not to market DMAP beyond Reebok. Another significant milestone was Infosys going public in 1993 and being listed on the Indian stock exchange. A majority of us did not realize its significance and bought a few 100 shares out of a sheer sense of patriotism. It has turned out to be one of the most profitable investments made to date. Infosys also launched the ESOP plan in 1994 thus becoming one of the first companies in India to make this kind of an offer. It created a strong sense of ownership amongst our employees and helped strengthen the Infosys brand.

The mid-nineties saw Infosys move its corporate headquarters to Electronics City, Bangalore, an unpopular move with employees at that time. This was perhaps one of the finest examples of futuristic thinking on the part of the Infosys board and I have seen many such examples along the way.

While today we take our laptops and smart phones for granted, I still remember the times when we had debates about how many people would share a PC. During this period, I was involved in Infosys winning the largest development project for implementing a policy management system for a leading re-insurance company in the U.S.

"I have grown with the organization, celebrated success, learnt from the losses and had the good fortune of working with the brightest minds in the industry. It did not take long for me to realize that this is a special company."

The late Nineties saw Infosys expanding its service footprint by introducing Enterprise Solutions and IBCS (consulting practice). We leveraged our knowledge in implementing Y2K solutions and expanded our client portfolio. In 1999, we were listed on the NASDAQ, a proud moment for all of us and an important step towards creating a global Infosys brand.

We also benefitted tremendously from the dotcom boom. I was at that time heading delivery for the Europe region. This gave me an opportunity to understand the European market, the challenges around language, culture and client relationships. It contributed significantly to my professional development.

The dotcom bubble burst in 2001 and led to challenging times for Infosys. We were forced to take some tough measures. Employee satisfaction plummeted to unprecedented lows. Nandan, the then CEO, provided assurance that corrective steps would be taken. An initiative was launched to identify the root cause for employee dis-engagement. I was actively involved in the initiative and experienced firsthand the efforts of the organization to stay true to its core values in tough times as well. My faith in Infosys has been reinforced through this and many other subsequent experiences.

One of the most satisfying periods for me has been my current stint as Unit Head, Retail CPG and Logistics (RCL). RCL was the first vertical to be formed in November 2002. It has been a wonderful journey with industry-leading performances in many parameters. We have won accolades both from our clients as well as from industry analysts, we have been featured in several journals and publications such as *Fortune* and *Business Week*.

We have contributed to Infosys' aspirations of moving up the value chain and IP-led growth through our solutions such as the ST360, iConnect, digital commerce / marketing platforms, and competitive intelligence. The proudest moment for us was when a RIS News survey of leading Retailers in North America, rated Infosys as the number one IT and consulting service provider for the retail industry.

I cannot express how grateful I am for the opportunity and privilege of working with Infosys. It has been an extremely fulfilling and enriching experience both at a personal and professional level. Very few people get the opportunity to be part of a successful growth story like Infosys and work closely with a visionary and caring leadership like that of our founders, led by Narayana Murthy. In these years, I have grown with the organization, celebrated success, learned from the losses and have had the good fortune of working with the brightest minds in the industry. It did not take long for me to realize that this is a special company.

While many things have changed over the years, our core values, our pursuit of excellence and customer delight, employee-friendliness and tremendous personal sacrifice that each one at Infosys offers to ensure that our clients are successful, have remained the same. I am confident that with the consistent contributions from Infoscions and support from all stakeholders, we will be a global consulting giant and an organization that we can continue to be truly proud of, in the decades to come.

Human capital management



N. S. Raghavan

Employee No. 1 of Infosys

I had the extraordinary privilege of steering the Human Capital Management strategies at Infosys for the better part of the first twenty years of its growth period. Justifying the Infosys tagline, "Powered by intellect, driven by values", coupled with our mission to make Infosys a globally respected corporation, put an enormous responsibility on all of us, to build high-capability human resource teams and concurrently develop and nurture a value-driven organizational culture.

We identified at a very early stage, that 'learnability' was the most critical factor for success in the software profession. We defined learnability as "the ability of the individual to make generic inferences from specific experiences and being able to apply such knowledge in new unstructured situations".

To be truthful, we were not, at that stage, exposed to the theory of multiple intelligences developed later by Dr. Howard Gardner of Harvard University. However, we quickly realized that Logical-Mathematical Intelligence, or abilities in numbers and reasoning, was essential to do well in this field. I set about developing and validating a series of tests that could measure these attributes with a certain degree of reliability.

We also believed that not all of our software professionals need to be drawn only from the pool of Computer / Electronics / Electrical Engineering graduates. We decided to enlarge the catchment area for better access to larger numbers of bright students with high levels of logical-mathematical intelligence.

We were, perhaps, the first blue-blooded software company in that period to recruit fresh engineers from a variety of backgrounds – such as Mechanical Engineering, Civil Engineering, Naval Architecture and Metallurgical Engineering. To select the best, we relied on the Arithmetical Reasoning (AR) and Analytical Thinking (AT) tests that were personally designed and developed by me. These tests were considered to be tougher than the GMAT / GRE tests, and soon, Infosys acquired the 'elitist' tag – word went round that only the brightest engineers could get into the company.

Our faith in our tests was so strong that we even rejected a high rank-holder from an IIT, simply because he did not get the qualifying marks in our tests. The most piquant situation was when Murthy insisted that I request Prof. K. V. Viswanathan, at that time Computer Science professor at the prestigious IIM, Calcutta, to take these tests. We were interviewing Prof. Viswanathan for the position of Head of Education & Research and fortunately for me, he was more than willing to take the tests. Not only did he do well in the tests but went on to build the most effective E&R division at Infosys. Today, the world-class training center in Mysore is equipped to train 14,000 employees and *Fortune* magazine has called it the "Taj Mahal of training centers".

The most daunting responsibility, however, was creating and nurturing an organizational culture that emphasized the right set of values, so that we could build an institution of lasting value, one that we could be truly proud of in the decades to come.

It was clear to us that the strongest foundation for Infosys had to be laid by the large contingent of our exemplary senior management. Some of the critical qualities that the senior leadership needed to demonstrate by personal example were displaying high levels of transparency, creating trusting relationships, promoting merit and performance-driven rewards and recognition systems, encouraging a culture of bold innovations with a willingness to venture into unchartered territories, and most critically, engendering a sense of ownership among Infoscions by sharing the wealth that they helped to create.

I personally believe that the most significant intervention for emotionally engaging Infoscions was the creation of Employees Stock Offer Plan (ESOP), long before any regulatory guidelines were available. I remember the prolonged discussions with Murthy on ESOP distribution strategies. Murthy was of the opinion that substantial amounts of ESOPs should be given to a smaller percentage of employees who were outstanding performers. I argued that while a small set of people did merit high rewards for their outstanding contribution, the real infrastructure for the growth of Infosys was being built by a large number of very good, but not necessarily outstanding contributors. These professionals also needed to be recognized and rewarded to ensure sustained growth.

“I personally believe that the most significant intervention for emotionally engaging Infoscions was the creation of Employees Stock Offer Plan (ESOP), long before any regulatory guidelines were available.”

Finally, we came up with an optimal solution where the outstanding contributors were given large numbers of ESOPs through the ‘Chairman’s quota’ whereas most of the good performers earned smaller number of ESOPs over a period, based on their yearly contributions. The ‘elitist’ Chairman’s quota was based on recommendations sent to Murthy, where as the egalitarian ESOP distribution was based on a system of phased allocations for people at various levels.

With this, we created the largest number of dollar and rupee millionaires by any company, and more importantly, created a sense of ownership and belonging among all our employees. Carrying on this tradition, Infosys, on entering the 30th year of its inception, provided shares from the Infosys Employee Welfare Trust to all employees based on their number of years of service at Infosys.

As a measure of our commitment to transparency and openness, I made it a point to visit all Infosys campuses in April every year, to personally explain the rationale behind the salary revisions, promotions, loan policies, ESOP allocations, etc. To demonstrate our genuine interest in employee feedback, I incorporated any good suggestions from employees into the policy framework.

I remember that one year, I made a marginal change in the remuneration of professionals with Computer Science degrees. This was meant mainly to address the longstanding complaint that it was unfair to treat Computer Science graduates with four years of relevant education, on par with, say, a civil engineer who had no such background and needed to be fully trained at Infosys. I decided, therefore, to give a token increase in remuneration to the Computer Science graduates. However, I was surprised to receive very strong negative feedback from all non-Computer science graduates, many of whom were rank holders from their universities. They were very unhappy that the commitment I had made in the campuses that all graduates would be treated as equals was being violated, albeit in a small way. It was the principle of honoring a commitment that they were insisting on and not the amounts involved. I accepted the fairness of the argument and immediately converted the small extra payment to Computer Science graduates into an extra allowance and restricted this payment to that year alone.

Over the years, the innovative HR strategies at Infosys have been receiving accolades worldwide, with the latest being the Global HR Excellence award 2010 by the World HRD Congress in January 2010 for the ‘Most Admired and Best HR Team’. Given the complexity of managing a highly talented workforce of more than 1,30,800, drawn from more than 85 nationalities and deployed across the globe, Infosys can be truly proud of its performance in the area of Human Capital Management.

Historical data

in ₹ crore, except per share data

Income


2,604
3,623
4,761
6,860
9,028
13,149
15,648
20,264
21,140
25,385
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Operating profit (PBIDTA)


1,038
1,272
1,584
2,325
2,989
4,225
4,963
6,906
7,360
8,414
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Profit after tax[(1)]


808
958
1,243
1,859
2,421
3,777
4,470
5,819
5,755
6,443
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Market capitalization


24,654
26,847
32,909
61,073
82,154
1,15,307
82,362
75,837
1,50,110
1,86,100
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Basic EPS[(1)]


15.27
18.09
23.43
34.63
44.34
67.82
78.24
101.65
100.37
112.26
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Book value


39.29
53.98
61.03
96.87
125.15
195.41
235.84
310.90
364.01
426.73
2002 2003 2004 2005 2006 2007 2008 2009 2010 2011

Notes : The above figures are based on Indian GAAP standalone financial statements.
(1) Excluding extraordinary / exceptional items.

Contents

Letter to the shareholder



Kris Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Dear Shareholder,

Fiscal 2011 was a year of improved performance, recovery, consolidation and new explorations for us. The global economic climate posed several challenges, but we made the best use of our resources and abilities for growth. At the beginning of the fiscal, we had projected a revenue growth of 9% to 11% in rupee terms and 16% to 18% in US$ terms. At the end of the fiscal, we achieved a growth of 20.9% in rupee terms and 25.8% in US$ terms.

Some of our verticals and service lines were high achievers in this fiscal. The performance of our retail vertical helped us emerge first among the global retail IT service providers in 2010. We were adjudged second among the 'Global Outsourcing 100' by the International Association of Outsourcing Professionals. The strong customer-driven vertical focus that we have created has helped us take advantage of the opportunities we identified in the market.

The overall performance for the year spelled growth, both for us and for our clients. Our International Financial Reporting Standards (IFRS) consolidated revenues for this fiscal stood at ₹27,501 crore, a year-on-year growth of 20.9%. The profit after tax was ₹6,823 crore, a year-on-year growth of 9.7%. In accordance with the IFRS, our annual revenue for fiscal 2011 was US$ 6,041 million, a year-on-year growth of 25.8%, while our net income registered a year-on-year growth of 14.2% to stand at US$ 1,499 million. Out of the total revenue, 65.3% came from North America, 21.5% from Europe and 11.0% from the Rest of the World. The number of our million-dollar clients grew to 366 in fiscal 2011 from 338 in the last fiscal.

We are pleased to announce a final dividend of ₹20 per equity share (equivalent to US$ 0.45 per American Depository Share (ADS) at the prevailing exchange rate of ₹44.40 per US$). The dividends are payable on the equity shares / ADSs outstanding as on book closure date, at the prevailing exchange rate on the payment date, and are subject to approval by the shareholders. Earlier in the fiscal, we paid an interim dividend of ₹10 per share and a 30th year special dividend of ₹30 per share.

Our world-class business consulting model, designed to help our clients build their enterprises of tomorrow through technology-driven transformation, won us several prestigious projects this fiscal. A large US-based retailer partnered with us on its strategy on mobile application development to complement its e-commerce offerings. A leading manufacturer of helicopters engaged us to transform business intelligence capabilities at the enterprise level. We performed a security audit assessment and remediation of Sarbanes-Oxley-based conflicts for a global food service retailer in its Oracle financial applications.

Our flagship offering for the banking industry, Finacle™, continued to grow its business, with 41 client wins this fiscal. We crossed another milestone as innovation partner to banks with the launch of Finacle Analyz™, a comprehensive analytics solution for banks to make faster decisions. Flypp™, the mobile application marketplace developed by us, helped us enter a strategic relationship for reciprocal licensing and distribution of applications with Mobile Streams, the global mobile content retailer. iEngage™, our digital consumer platform, is currently powering social media marketing, e-commerce and employee engagement programs for five Global 500 companies.

A number of prestigious awards and recognitions were bestowed on us this fiscal. The Boston Consulting Group ranked us among the top 10 value-creating technology and telecommunications companies. Our high standards of corporate governance earned us the recognition of the best company for corporate governance from *Asiamoney*. A *FinanceAsia* survey voted us the best company in management, corporate governance, investor relations, and corporate social responsibility in India. Another survey by the *Wall Street Journal* named us the most admired company in India. We thank the readers and investors for considering us worthy of these distinctions.

Our commitment to adopt sustainable business practices were recognized by India Carbon Outlook with the Sustainability Leadership award. Even as we plan to add 4.7 million sq. ft. of built-up area to our existing infrastructure, we adhere to the highest environmental standards — building LEED-certified structures, creating water harvesting facilities, adopting innovative air-conditioning technology, and making significant savings in energy consumption. We continue to promote green technologies and eco-friendly practices in our offices and for our clients.

As we step into the new fiscal, we also get ready to complete the thirtieth year of our operations. Needless to say, it has been a tremendous journey. An organization started by seven individuals is now a family of 1,30,820 Infoscions. What was started with a paltry capital of US$ 250 is now generating revenues in excess of US$ 6 billion. From the first major client win of Data Basics Corporation to 600-plus clients today; from a small rented office space in Pune to over 60 development centers worldwide — the journey has been exhilarating as well as humbling.

While we celebrate what we have achieved in these three decades, we must also bid farewell to the person who took the first steps with courage and conviction and made the rest of the journey easier for us. N. R. Narayana Murthy retires this year as Chairman of the Board. His contributions to Infosys, to the IT industry and to India need no reiteration. The Government of India recognized his achievements by conferring the Padma Vibhushan on him in 2008. He has received numerous awards and recognitions from around the world in the last several years. Every Infoscion is grateful to N. R. Narayana Murthy for his leadership by example and his support to their personal development. In recognition of his contribution to Infosys, the Board has decided to name him the Chairman Emeritus of the company.

The composition of the Board has undergone a few more changes. The Board has inducted two new members, R. Seshasayee and Ravi Venkatesan. We are confident that these two industry stalwarts will bring their experience, expertise and insights to our decision-making process.

K. Dinesh, Member of the Board and Head of Quality, Information Systems and the Communication Design Group, will retire by rotation at the forthcoming Annual General Meeting and has decided not to seek re-appointment. T. V. Mohandas Pai, Member of the Board, and Director and Head – Administration, Education & Research, Finacle, Human Resources Department, and Infosys Leadership Institute, has resigned as Member of the Board. The Board has decided to relieve him of responsibilities post the company's Annual General Meeting on June 11, 2011. Both K. Dinesh and T. V. Mohandas Pai have been instrumental in the growth of the company, and we wish them success with their future endeavors.

On August 21, 2011, N. R. Narayana Murthy will retire as the Chairman and Chief Mentor. The Board of Directors on April 30, 2011 announced the following changes to the board : K. V. Kamath to be appointed as the Chairman of the Board; S. Gopalakrishnan to relinquish the post of Chief Executive Officer and Managing Director and be appointed as a Whole-time Director and designated as executive Co-Chairman of the Board; S. D. Shibulal to be appointed as the Chief Executive Officer and Managing Director. All the above appointments are effective from August 21, 2011.

We are on the threshold of yet another breakthrough in our journey towards adding greater value to our clients. We have unveiled Infosys 3.0, our new brand positioning that essentially marks our transition from a technology solutions company to a next-generation global consulting and services company, proactively helping clients build their enterprises of tomorrow. The global economy in general and the IT industry in particular have changed significantly over the past few years, requiring us to change our business strategy and realign our agenda with that of our clients. We have consolidated all our verticals under four heads : Financial Service and Insurance; Manufacturing; Energy, Utilities, Communications and Services; Retail, Consumer Packaged Goods, Logistics and Life Sciences. We have decided on three focus areas : business transformation, business operations and business innovation. We believe that the new strategy and structure will help us expand our global market by forging stronger strategic partnerships with our clients and increasing our relevance to all facets of their enterprise.

In keeping with our shift from being a technology solutions provider to a business transformation partner for our clients, the Board has decided to change the name of the company from 'Infosys Technologies Limited' to 'Infosys Limited'. We are confident that this change will propel the organization forward to accelerated growth and sustain its leadership position in the industry.

We hope you will continue to support our new direction in the same way that you have stood by us over the years. At the end of this eventful and successful year, our thanks go out to you, our shareholders, and to our clients, the governments of various countries, our partners and our employees.



Kris Gopalakrishnan
Chief Executive Officer and Managing Director



S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 30, 2011

The year at a glance

Indian GAAP – standalone

in ₹crore, except per share data

	2011	2010	Growth (%)
Financial performance			
Income	25,385	21,140	20.1
Gross profit	11,118	9,581	16.0
Operating profit (PBIDTA)	8,414	7,360	14.3
Profit after tax [1]	6,443	5,755	12.0
EPS [1] (par value of ₹5/- each) : Basic	112.26	100.37	11.8
Diluted	112.22	100.26	11.9
Dividend Per share [2]	60.00	25.00	140.0
Financial position			
Capital expenditure	1,152	565	103.9
Fixed assets	4,555	4,188	8.8
Cash and cash equivalents [3]	15,284	14,794	3.3
Net current assets	18,391	13,141	40.0
Total assets	24,677	22,268	10.8
Debt	–	–	–
Net worth	24,501	22,036	11.2
Cash and cash equivalents / total assets (%)	61.9	66.5	–
Market capitalization	1,86,100	1,50,110	24.0

IFRS – consolidated

in ₹crore, except per share data

	2011	2010	Growth (%)
Revenues	27,501	22,742	20.9
Gross profit	11,585	9,722	19.2
Operating income	8,102	6,910	17.3
Net income [4]	6,823	6,219	9.7
EPS [4] (par value of ₹5/- each) : Basic	119.45	109.02	9.6
Diluted	119.41	108.90	9.7

in US$ million, except per share data

	2011	2010	Growth (%)
Revenues	6,041	4,804	25.8
Gross profit	2,544	2,055	23.8
Operating income	1,779	1,460	21.8
Net income [4]	1,499	1,313	14.2
EPS [4] (par value of ₹5/- each) : Basic	2.62	2.30	13.9
Diluted	2.62	2.30	13.9

Notes : 1 crore equals 10 million

[1] Before exceptional item

[2] Dividend includes 30th year special dividend of ₹30 per share for fiscal 2011.

[3] Includes investment in certificate of deposit of ₹119 crore for the fiscal 2011; liquid mutual funds of ₹2,317 crore and ₹1,180 crore in certificate of deposit for fiscal 2010.

[4] Includes income from sale of investments in OnMobile Systems Inc., U.S. of $ 11 million (₹48 crore), net of transaction costs, for the financial year ended March 31, 2010.

IFRS Consolidated (in ₹crore)


21,693
22,742
27,501
5,975
6,219
6,823
2009
2010
2011
Revenues
Net income

IFRS Consolidated (in US$ million)


4,663
4,804
6,041
1,281
1,313
1,499
2009
2010
2011
Revenues
Net income

Board and committees – Infosys Technologies Limited

The Board of Directors

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Prof. Marti G. Subrahmanyam
Lead Independent Director

Deepak M. Satwalekar
Independent Director

Dr. Omkar Goswami
Independent Director

Sridar A. Iyengar
Independent Director

David L. Boyles
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

K. V. Kamath
Independent Director

R. Seshasayee
Independent Director

Ravi Venkatesan [1]
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

Executive Council

S. Gopalakrishnan
Chief Executive Officer and Managing Director
Head – Executive Council

S. D. Shibulal
Chief Operating Officer and Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Srinath Batni
Director and Head – Delivery Excellence

V. Balakrishnan
Chief Financial Officer

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances & Marketing and Independent Validation Solutions

Board Committees

Audit committee

Deepak M. Satwalekar
Chairperson

Prof. Marti G. Subrahmanyam

Sridar A. Iyengar

K. V. Kamath

R. Seshasayee

Compensation committee

K. V. Kamath
Chairperson

Dr. Omkar Goswami

David L. Boyles

Prof. Jeffrey S. Lehman

Nominations committee

Prof. Jeffrey S. Lehman
Chairperson

Deepak M. Satwalekar

K. V. Kamath

Investor grievance committee

Dr. Omkar Goswami
Chairperson

Deepak M. Satwalekar

Prof. Marti G. Subrahmanyam

R. Seshasayee

Risk management committee

David L. Boyles
Chairperson

Dr. Omkar Goswami

Sridar A. Iyengar

Prof. Jeffrey S. Lehman

[1] *Appointed with effect from April 15, 2011.*

Board and committees – Subsidiaries

The Board of Directors

Infosys BPO Limited

T. V. Mohandas Pai
Chairperson

D. Swaminathan
Chief Executive Officer and Managing Director

Jayanth R. Varma
Independent Director

Sridar A. Iyengar
Independent Director

S. D. Shibulal
Director

Eric S. Paternoster
Director

B. G. Srinivas
Director

Infosys Technologies (China) Company Limited

S. D. Shibulal
Chairperson

V. R. Rangarajan
Chief Executive Officer and Director

N. R. Narayana Murthy
Director

T. V. Mohandas Pai
Director

Srinath Batni
Director

Ashok Vemuri
Director

V. G. Dheeshjith
Director

T. P. Prasad
Director

Infosys Technologies (Shanghai) Company Limited

S. D. Shibulal
Chairperson

V. R. Rangarajan
Director and Legal Representative

Srinath Batni
Director

Infosys Technologies (Australia) Pty. Limited

K. Dinesh
Chairperson

Jackie Korhonen
Chief Executive Officer and Managing Director

Srinath Batni
Director

V. G. Dheeshjith
Director

U. B. Pravin Rao
Director

Subhash B. Dhar
Director

Infosys Consulting, Inc.

S. D. Shibulal
Chairperson

Stephen R. Pratt
Chief Executive Officer and Managing Director

Raj Joshi
Director

N. R. Narayana Murthy
Director

Ashok Vemuri
Director

Chandra Shekar Kakal
Director

B. G. Srinivas
Director

Infosys Technologies S. de R. L. de C. V.

Ashok Vemuri
Sole Manager

Infosys Technologies (Sweden) AB

S. D. Shibulal
Chairperson

Eric S. Paternoster
Director

Rajesh Krishnamurthy
Director

B. G. Srinivas
Director

Infosys Public Services, Inc.

Prof. Jeffrey S. Lehman
Chairperson

Eric S. Paternoster
Chief Executive Officer and Director

S. D. Shibulal
Director

T. V. Mohandas Pai
Director

Infosys Tecnologia do Brasil Ltda

Puneet Singh Gill
Legal Administrator

The Infosys Board of Directors



Standing:

Ramaswami Seshasayee
Independent Director

Deepak M. Satwalekar
Independent Director

Sridar A. Iyengar
Independent Director

Srinath Batni
Director and Head – Delivery Excellence

Ravi Venkatesan
Independent Director

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

S. D. Shibulal
Chief Operating Officer and Director

Dr. Omkar Goswami
Independent Director

Prof. Jeffrey S. Lehman
Independent Director

David L. Boyles
Independent Director

Sitting:

K. V. Kamath
Independent Director

Prof. Marti G. Subrahmanyam
Lead Independent Director

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

As of April 15, 2011

The Infosys Executive Council



Standing:

T. V. Mohandas Pai
Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute

Ashok Vemuri
Senior Vice President – Banking & Capital Markets, and Strategic Global Sourcing

B. G. Srinivas
Senior Vice President – Manufacturing, Product Engineering, and Product Lifecycle & Engineering Solutions

K. Dinesh
Director and Head – Communication Design Group, Information Systems, and Quality & Productivity

Srinath Batni
Director and Head – Delivery Excellence

Chandra Shekar Kakal
Senior Vice President – Enterprise Solutions

Subhash B. Dhar
Senior Vice President – Communications, Media & Entertainment, Global Sales, Alliances & Marketing, and Independent Validation Solutions

Sitting:

V. Balakrishnan
Chief Financial Officer

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

As of April 15, 2011

Directors' report

To the members,

We are delighted to present the report on our business and operations for the year ended March 31, 2011.

1. Results of operations

in ₹ crore, except per share data

	2011	2010
Income from software services and products	25,385	21,140
Software development expenses	14,267	11,559
Gross profit	11,118	9,581
Selling and marketing expenses	1,219	974
General and administration expenses	1,485	1,247
Operating profit before interest and depreciation (PBIDTA)	8,414	7,360
Interest	–	–
Depreciation	740	807
Operating profit before tax	7,674	6,553
Other income, net	1,147	919
Net profit before tax and exceptional item	8,821	7,472
Provision for taxation	2,378	1,717
Net profit after tax and before exceptional item	6,443	5,755
Income on sale of investments, net of taxes (1)	–	48
Net profit after tax and after exceptional item	6,443	5,803
Profit and Loss account balance brought forward	13,806	10,305
Amount available for appropriation	20,249	16,108
Dividend		
Interim	574	573
30th year special dividend – interim	1,722	–
Final	1,149	861
Total dividend	3,445	1,434
Dividend tax	568	240
Amount transferred to general reserve	645	580
Amount transferred to capital reserve	–	48
Balance in Profit and Loss account	15,591	13,806
EPS before exceptional item (2)		
Basic	112.26	100.37
Diluted	112.22	100.26
EPS after exceptional item (2)		
Basic	112.26	101.22
Diluted	112.22	101.10

Notes : ₹ 1 crore equals ₹ 10 million.

(1) Income from sale of investments in OnMobile Systems Inc., U.S., net of taxes and transaction costs.

(2) Equity shares are at par value of ₹ 5/- each.

2. Building Tomorrow's Enterprise

During the year, we formally launched our new corporate strategy, Building Tomorrow's Enterprise to showcase our plan for leading the services industry into the new era as the next generation global consulting and services company. In our journey to increase our client relevance and sustain industry leadership, we have made organizational changes towards creating Infosys 3.0 – a truly global enterprise partner for our clients to drive their transformational, operational and innovation priorities and helping them build their enterprise of the future.

To further our transition towards business-led consulting combined with innovative products and solutions, we have regrouped our existing industry units globally into the following groups :

- Financial Services and Insurance
- Manufacturing
- Energy, Utilities, Communications and Services
- Retail, Consumer Packaged Goods, Logistics and Life Sciences

This transition will enable us to increase our client relevance, strengthen our strategic partnerships with our clients and evolve our business model.

It will help us to sharpen our industry vertical focus, allow us to invest in capabilities to deliver higher business value and align our innovation agenda with that of our clients. The new structure will also significantly expand our global market and provide opportunities for the next generation of leaders.

3. Business

Our total income increased to ₹ 25,385 crore from ₹ 21,140 crore in the previous year, at a growth rate of 20.1%. Our software export revenues aggregated to ₹ 24,791 crore, up by 18.8% from ₹ 20,871 crore in the previous year. Out of the total revenue 66.2% came from North America, 20.7% from Europe and 10.7% from the Rest of the World.

Our revenues from India have increased from ₹ 269 crore to ₹ 594 crore, with a growth rate of 120.8% which is higher than that of the other regions. The share of the fixed-price component of the business was 42.1%, compared to 40.8% during the previous year.

Our gross profit amounted to ₹ 11,118 crore (43.8% of revenue) as against ₹ 9,581 crore (45.3% of revenue) in the previous year. The onsite revenues increased from 48.7% in the previous year to 50.2% in the current year. The onsite person-months comprised 26.5% of the total billed efforts, compared to 26.1% during the previous year. The Profit Before Interest, Depreciation, Taxes and Amortization (PBIDTA) amounted to ₹ 8,414 crore (33.1% of revenue) as against ₹ 7,360 crore (34.8% of revenue) in the previous year. Sales and marketing costs were 4.8% and 4.6% of our revenue for the years ended March 31, 2011 and March 31, 2010 respectively. General and administration expenses were 5.8% and 5.9% of our revenues during the current year and previous year respectively. The net profit after tax was ₹ 6,443 crore (25.4% of revenue) as against ₹ 5,803 crore (27.5% of revenue) in the previous year. The net profit for the previous year includes income from sale of investments in OnMobile Systems Inc., U.S., of ₹ 48 crore, net of taxes and transaction costs.

We seek long-term partnerships with our clients that enhance their value while addressing their IT requirements. Our customer-centric approach has resulted in high levels of client satisfaction. We derived 98% of our revenues from repeat business. We, along with our subsidiaries, added 139 new clients, including a substantial number of large global corporations. The total client base at the end of the year stood at 620. Further, we have 366 million-dollar clients (338 in the previous year), 187 five-million-dollar clients (159 in the previous year), 126 ten-million-dollar clients (97 in the previous year), 28 fifty-million-dollar clients (26 in the previous year), and 11 hundred-million-dollar clients (6 in the previous year).

During the year, we added 19.86 lakh sq. ft. of physical infrastructure space. The total available space now stands at 276.63 lakh sq. ft. The number of marketing offices as at March 31, 2011 was 64 as compared to 65 in the previous year.

4. Subsidiaries

We have nine subsidiaries : Infosys BPO Limited, Infosys Technologies (Australia) Pty. Limited, Infosys Technologies (China) Company Limited, Infosys Consulting, Inc., Infosys Technologies S. de R. L. de C. V., Infosys Technologies (Sweden) AB, Infosys Tecnologia do Brasil Ltda, Infosys Public Services Inc., U.S., and Infosys Technologies (Shanghai) Company Limited. We have four step-down subsidiaries : Infosys BPO s.r.o., Infosys BPO (Poland) Sp.Z.o.o, McCamish Systems LLC, and Infosys Consulting India Limited.

As per Section 212 of the Companies Act, 1956, we are required to attach the Directors' report, Balance Sheet, and Profit and Loss account of our subsidiaries. The Ministry of Corporate Affairs, Government of India vide its circular no. 2/2011 dated February 8, 2011 has provided an exemption to companies from complying with Section 212, provided such companies publish the audited consolidated financial statements in the Annual Report. Accordingly, the Annual Report 2010-11 does not contain the financial statements of our subsidiaries. The audited annual accounts and related information of our subsidiaries, where applicable, will be made available upon request. These documents will also be available for inspection during business hours at our registered office in Bangalore, India. The same will also be published on our website, www.infosys.com

5. Finacle™

Finacle™, our universal banking solution, partners with banks across the globe to power their innovation agenda enabling them to differentiate their products and services thereby enhancing customer experience and achieving greater operational efficiency.

Finacle™ is a comprehensive, flexible and fully web-enabled solution that addresses the core banking, treasury, wealth management, Islamic banking, consumer and corporate e-banking, direct banking, financial inclusion and mobile banking requirements of universal, retail and corporate banks worldwide. Other offerings in the Finacle™ universal banking solution include the Finacle™ Core Banking solution for regional rural banks; the Finacle™ Alerts Solution, which enables banks to alert end-users on events recorded by diverse business systems; Finacle™ Advizor, which combines the convenience of human intervention with banking self-service channels through the interplay of video, audio and data communication; and Finacle™ WatchWiz, a comprehensive new-generation monitoring solution that allows banks to monitor, diagnose and resolve issues. Our professional services complement the solutions portfolio and include consulting, package implementation, independent validation, migration, application development and maintenance, system integration, software performance engineering and support. These offerings make Finacle™ a strong innovation facilitator, enabling banks to accelerate growth, while maximizing value from their large-scale business transformation.

Finacle™ is chosen by 140 banks across 73 countries to power operations across 47,000 branches. Today, Finacle™ enables its customer banks to serve 390 million accounts and 289 million consumers worldwide. Finacle™ is also leading the financial inclusion agenda in India. Of the 82 regional rural banks in the country, 45 have opted to leverage Finacle™ across 9,900 branches. Independent reports by renowned research firms have positioned Finacle™ among the leaders in the global evaluation of retail core banking solution vendors. Finacle™ is one of the most scalable core banking solutions in the world with an unparalleled performance benchmark of 104 million effective transactions per hour for channel (non-branch) transactions and 41 million effective transactions per hour for branch transactions.

6. Quality

We continue our journey of delivering value to our clients through significant investments in quality programs. In September 2010, an enterprise-wide CMMi assessment was conducted by an SEI-certified high-maturity appraiser, and we were assessed at CMMi Level 5. This is the highest level of the CMMi assessment. SEI-CMMi is the Carnegie Mellon Software Engineering Institute's Capability Maturity Model, which assesses the quality of an organizations' processes and methodologies.

Our Quality department handles large change-management initiatives to drive quality and productivity improvements across the organization and is managed through the Balanced Scorecard and Infosys Scaling Outstanding Performance (iSOP) program.

During the year, the Quality department, in collaboration with multiple stakeholders across the organization, had developed a framework called 'Business Value Articulation' which ensures alignment of our approaches to deliver value to our customers. Some of our key initiatives are :

ENCORE : An initiative to promote reuse and reduce cycle time by creating and deploying reusable technical and business components.

i-Trim : A framework based on lean practices, focusing on eliminating non-compete activities to optimize process performance, addressing business and operational challenges in service delivery.

BrITe : Our customer centric, systematic, data driven methodology to create an impact on the business results and assist in maximizing profits.

Proso++ : An empirical model based on the best practices and execution experience of the delivery teams at Infosys.

We continue to focus on institutionalizing large initiatives. Some of our achievements in the area are listed below :

Infy Swift : Our differentiated methodology for the Global Delivery Model (GDM) to achieve faster time to market.

ESTEEM : This is our Centre of Excellence to enhance estimation maturity for improved predictability and de-risking of our client delivery.

TRANSCEED : Our initiative to enhance program management capabilities, including development of integrated systems and tools, relevant enabling / certification and ecosystem for collaboration / knowledge exchange.

ASCENT : A framework to provide a robust and integrated platform for account management that further facilitates account planning, monitoring and reviews.

PROSPER : A differentiated methodology for driving excellence in production support services.

TIDE : A solution that brings together tools, systems and processes across lifecycle stages and enhances data integrity by capturing accurate data.

We are certified under various standards to meet our client demands and improve value delivery. These certifications include TL 9000-SV, ISO 9001 : 2008, AS EN 9100, ISO 20000, BS25999, OHSAS 18001, ISO 14001, ISO 23026, ISO 27001 and ISO 13485. Infosys BPO has been certified for eSCM – SP v. 2.0 Level 5, the eSourcing Capability Model for Service Providers developed by a consortium led by Carnegie Mellon University's Information Technology Services Qualification Center. Our Australia and Shanghai centers have been assessed at SEI-CMMi Level 5 and ISO 27001.

7. Infosys Labs

Infosys Labs, launched as part of our strategic direction 'Building Tomorrow's Enterprise', is responsible for driving innovation across the mega trends identified by us that will transform the businesses of our clients. Building on the successes of the award winning SETLabs, Infosys Labs will focus on the Company's vision and enable customer co-creation, while continuing its focus on service differentiation and developing client-focused business solutions.

Organized as a global network of research labs and innovation hubs, Infosys Labs will :

- Undertake research to define the ideas behind Building Tomorrow's Enterprise
- Identify large, multidisciplinary problem spaces that embody the challenges facing our clients and create technological solutions to solve them
- Create client-specific innovation agenda through co-creation and ensure business value realization
- Collaborate with universities and external research labs worldwide
- Leverage global talent

During the year, more than 96 articles were published by Infosys Labs' researchers in leading journals, magazines and conference proceedings. *SETLabs Briefings*, our highly respected peer-reviewed journal, published multiple issues this fiscal year, in areas such as e-Governance, Green IT, Business Platforms for Next-Gen Enterprise Packages, Leveraging IT for Better Performance, Service Oriented Performance, Digital Convergence and Perspectives on Software Engineering. Infosys Labs collaborated with leading national and international universities such as the University of Southern California, Indian Institute of Technology, Bombay – Monash Research Academy, Purdue University, IIIT, Hyderabad and IIIT, Bangalore.

During the year, Infosys Labs' IP Cell filed 91 patent applications in the United States Patent and Trademark Office (USPTO) and the Indian Patent Office. We now have an aggregate of 357 patent applications pending in India and the U.S. The USPTO has granted us 22 patents.

8. Branding

The Infosys brand is one of the most important intangible assets that we own. As part of the journey towards building a globally respected brand, we recently unveiled our new corporate strategy of 'Building Tomorrow's Enterprise', to position Infosys as a next generation global consulting and IT services company.

During the fiscal year, our brand has been recognized by leading publications and independent industry bodies. We were :

- Ranked as India's Most Admired Company according to the *Wall Street Journal* survey
- Voted the Most Admired Indian Company by peers in the *Businessworld* Most Respected Companies 2011 survey
- Acknowledged by the *Harvard Business Review* for our best practice in 'The CEO's Role in Business Model Reinvention'
- Awarded the NASSCOM Diversity Award for Innovative Programs
- Awarded the Sustainability Leadership award by India Carbon Outlook
- Awarded the CII National Award for Excellence in Energy Management 2010

Industry analysts rated us as a leader in reports across our key services and markets. The offerings for which we were rated highly include application outsourcing, infrastructure management, Oracle and SAP service providers, comprehensive finance and accounting, business process outsourcing, and for the Finacle™ core banking solution.

We saw a substantial increase in the number of visitors to our website and continued to add to the million-plus visitors to our blogs on business and technology-related topics during the year. Our employees contributed and published several thought leadership articles across various industry forums and publications. We leveraged social media platforms and engaged with our stakeholders and investors on YouTube, SlideShare, Twitter and Facebook.

Leading global publications commended us on our leadership, talent and performance. We continued to have a leadership presence at premier industry events like Oracle® Open World and Sapphire. Our annual client event, Confluence, in the U.S. and Europe were well attended, and highly appreciated. At the World Economic Forum in Davos, Switzerland, our lunch panel discussion witnessed a full audience and the evening get-together hosted by us was attended by some of the most influential and powerful global business leaders.

9. Awards and recognition

In 2010, as in previous years, awards and recognition marked our accomplishments in various fields. We were :

- The winners of the RMMY Best in Show award for the third year in a row
- Among the top 20 global companies to win the Most Admired Knowledge Enterprises (MAKE) Award 2010
- Named the best company for corporate governance in the *Asiamoney* poll
- Ranked among the top 10 value-creating technology and telecommunications companies by the Boston Consulting Group
- The winners (along with Telstra) of the Best ITSM (IT Service Management) Project of the Year, the top industry award given by itSMF Australia
- Voted the best company in management, corporate governance, investor relations, and corporate social responsibility (India) in a survey by *FinanceAsia*

10. Capital expenditure

During the year, we capitalized ₹1,017 crore excluding ₹3 crore, which was due to the movement in land from leasehold to freehold to our gross block. This comprises of ₹251 crore for investment in computer equipment. The balance of ₹764 crore was due to infrastructure investment along with ₹2 crore on vehicles. We invested ₹225 crore to acquire 267 acres of land in Bangalore, Delhi and Mangalore.

During the previous year, we capitalized ₹787 crore to our gross block. This comprised of ₹140 crore for investment in computer equipment. The balance of ₹646 crore was due to infrastructure investment along with ₹1 crore on vehicles. We invested ₹43 crore to acquire 161 acres of land in Hyderabad, Mysore and Mangalore.

11. Liquidity

We continue to be debt-free, and maintain sufficient cash to meet our strategic objectives. We clearly understand that the liquidity in the Balance Sheet has to balance between earning adequate returns and the need to cover financial and business risks. Liquidity also enables us to make a rapid shift in direction, should the market so demand. During fiscal 2011, internal cash flows have more than adequately covered working capital requirements, capital expenditure, investment in subsidiaries and dividend payments. As at March 31, 2011, we had liquid assets of ₹15,284 crore as against ₹14,794 crore at the previous year-end.

These funds have been invested in deposits with banks, highly rated financial institutions, certificates of deposits and liquid mutual funds.

12. Increase in share capital

During the year, we issued 3,26,367 shares on the exercise of stock options under the 1998 and 1999 Employee Stock Option Plans. As a result of this, the outstanding issued, subscribed and paid-up equity shares increased from 57,38,25,192 to 57,41,51,559 shares as at March 31, 2011.

13. Appropriations

Dividend

Our policy is to pay dividend of up to 30% of the consolidated net profit after tax of the group.

In October 2010, we paid an interim dividend of ₹10/- per share and a 30th year special dividend of ₹30/- per share. We recommended a final dividend of ₹20/- per share (par value of ₹5/- each), making in all ₹60/- per share as dividend for the year.

The total dividend amount paid out is ₹3,445 crore, as against ₹1,434 crore in the previous year. Dividend (including dividend tax) excluding 30th year special dividend as a percentage of consolidated profit after tax is 29.3% as compared to 26.9% in the previous year.

The register of members and share transfer books will remain closed from May 28, 2011 to June 11, 2011 (both days inclusive). Our Annual General Meeting has been scheduled to be held on June 11, 2011.

Transfer to reserves

We propose to transfer ₹645 crore (10% of the net profit for the year) to the general reserve. An amount of ₹15,591 crore is proposed to be retained in the Profit and Loss account.

14. Corporate governance

We continue to be a pioneer in benchmarking our corporate governance policies with the best in the world. Our efforts are widely recognized by investors in India and overseas. We have undergone the corporate governance audit by ICRA and Credit Rating Information Services of India Limited (CRISIL). ICRA has rated our corporate governance practices at CGR 1. CRISIL has assigned CRISIL GVC Level 1 rating to us.

We have complied with the recommendations of the Narayana Murthy Committee on Corporate Governance constituted by the Securities and Exchange Board of India (SEBI). For fiscal year 2011, the compliance report is provided in the *Corporate governance* section of the Annual Report. The auditors' certificate on compliance with the mandatory recommendations of the committee is provided in the *Annexure to the directors' report* section.

We have documented our internal policies on corporate governance. In line with the committee's recommendations, the *Management's Discussion and Analysis* of the financial position of the Company is provided in this Annual Report.

During the year, we continued to fully comply with the U.S. Sarbanes-Oxley Act of 2002. Several aspects of the Act, such as the Whistleblower Policy and Code of Conduct, have been incorporated in our Company policy. Our Code of Conduct was updated to make it relevant and responsive to the changing needs of our business.

15. Conservation of energy, research and development, technology absorption, foreign exchange earnings and outgo

The particulars as prescribed under Sub-section (1)(e) of Section 217 of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988, are provided in the *Annexure to the directors' report* section.

16. Particulars of employees

In terms of the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are set out in the *Annexure to the directors' report.* However, having regard to the provisions of Section 219 (1)(b)(iv) of the Companies Act, 1956, the Annual Report excluding the aforesaid information is being sent to all the members of the Company and others entitled thereto. Any member interested in obtaining such particulars may write to the Company Secretary at the registered office of the Company. The same will also be published on our website www.infosys.com

17. Directors' responsibility statement as required under Section 217 (2AA) of the Companies Act, 1956

The financial statements are prepared in accordance with the accounting standards issued by the Institute of Chartered Accountants of India and the requirements of the Companies Act, 1956, to the extent applicable to us; and guidelines issued by SEBI on the historical cost convention; as a going concern and on the accrual basis. There are no material departures from prescribed accounting standards in the adoption of the accounting standards.

The Board of Directors accepts responsibility for the integrity and objectivity of these financial statements. The accounting policies used in the preparation of the financial statements have been consistently applied except as otherwise stated in the notes accompanying the respective tables. The estimates and judgments related to the financial statements have been made on a prudent and reasonable basis, in order that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs and profits for the year.

We have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956, to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.

18. Directors

The Board inducted R. Seshasayee and Ravi Venkatesan to the Board. We seek your support in confirming their appointment as directors liable to retire by rotation.

In accordance with the retirement policy for the Company's Board of Directors ('the Board'), Claude Smadja, Independent Director, retired from the Board effective August 30, 2010. We place on record our deep sense of appreciation for the services rendered by Claude Smadja during his tenure as a Board member.

As per Article 122 of the Articles of Association, K. Dinesh, Srinath Batni, Sridar A. Iyengar, Deepak M. Satwalekar and Dr. Omkar Goswami retire by rotation in the forthcoming Annual General Meeting. All of them, being eligible, seek re-appointment, except K. Dinesh.

K. Dinesh has expressed his intention not to seek re-appointment. The Members of the Board place on record their deep sense of appreciation for the services rendered by K. Dinesh during his tenure as Member of the Board and Head of Quality, Information Systems and the Communication Design Group.

T. V. Mohandas Pai has resigned as Member of the Board and has requested the Board to relieve him of the responsibilities post the Company's Annual General Meeting on June 11, 2011.

The Board of Directors considered and accepted the resignation of T. V. Mohandas Pai. The resignation is effective June 11, 2011, post the Company's Annual General Meeting. The Members of the Board have placed on record their deep sense of appreciation for the services rendered by T. V. Mohandas Pai during his tenure as Member of the Board, and Director and Head – Administration, Education & Research, Finacle, Human Resources Development, and Infosys Leadership Institute.

19. Auditors

The auditors, B S R & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office, if re-appointed.

20. Fixed deposits

We have not accepted any fixed deposits and, as such, no amount of principal or interest was outstanding as of the Balance Sheet date.

21. Human resources management

Employees are our vital and most valuable assets. We have created a favorable work environment that encourages innovation and meritocracy. We have also set up a scalable recruitment and human resources management process, which enables us to attract and retain high-caliber employees. We added 15,321 (net) and 32,247 (gross) employees this year, taking our total strength to 1,08,009 from 92,688 at the end of the previous year. We added 17,024 (net) and 43,120 (gross) employees this year, taking the total strength of the Infosys group to 1,30,820 from 1,13,796 at the end of the previous

year. Our attrition rate stands at 17.0% compared to 13.4% for the previous year. Over the last year, we received 8,29,800 applications from prospective employees and we continue to remain an employer of choice in the industry.

22. Education & Research

Continuous education of our employees is of prime significance for us. We believe that this is necessary not only for our own sustainability and growth as an organization but also for enabling the professional development of our employees. In addition to the six month residential foundation program that we conduct for every fresh engineer who joins us, we also lay significant emphasis on the continuous education of our employees. The foundation program is designed to aid students in effectively transitioning from the academic world to the corporate world as qualified professionals.

During the financial year, the total training provided for Infoscions was over 1.5 million person days. During the year, we launched several novel programs to help enhance the business competency of our employees, in addition to introducing new programs aligned to evolving business needs.

We have made significant progress with the Campus Connect program aimed at building a robust industry-academia partnership. We deepened our relationship with several engineering institutions across India through the co-creation of several new electives introduced into their curricula. During the financial year, we engaged with 1,040 faculty members who in turn trained 33,000 students. With this the total number of faculty covered under the program is 5,600 and the number of students trained is 1,20,000 from 530 engineering institutions. The program has received international accolades such as the Corporate University Xchange Award for Excellence and Innovation for the year 2011. As part of SPARK, an Infosys program to expose students from high schools and universities to the world of IT and raise their aspirations, we engaged with over 1,75,000 students during the financial year. From its launch a little over two years ago, the program has reached out to over 2,80,000 students.

Our internationally acclaimed Knowledge Management program won the Global MAKE (Most Admired Knowledge Enterprise) award for the seventh time, the Asian MAKE award for the eighth time, and the India MAKE award for the sixth time during the financial year.

Our researchers published their articles and white papers in prestigious journals and conferences as well as in books and invited chapters in reputed publications.

23. Infosys Leadership Institute

The Infosys Leadership Institute (ILI) was established with the aim of developing world-class corporate leaders. The institute helps to identify potential candidates and earmarks them for the training required to take on key leadership positions within the Company. The ILI's Tier Leadership development hopes to produce and mould business leaders of tomorrow. The institute aims to be a globally recognized institution with a focus on training leaders capable of tackling current and future business challenges. The work done by the ILI helps not only in the identification of leaders but also in the nurturing of a leadership mindset and culture across the organization.

Over the last year, ILI has engaged in several activities to support and grow our group of high potential 'tier leaders' as well as advance the field of leadership development. The institute rolled out the Leadership Journey Series Assessment and conducted assessment feedback sessions as well as helped leaders plan and execute their personal development plans. It also developed structured roadmaps guiding development around the seven key Infosys leadership dimensions, as well as key initiatives such as Creating Client Value.

In 2010-11, ILI showcased thought leadership through collaborations with leading researchers from India and abroad, 12 conference presentations, one peer-reviewed journal article, several keynote presentations and most importantly, the release of the book, *Leadership @ Infosys*, which combines research and practice perspectives to capture the essence of what it means to excel as a leader at Infosys.

24. Sustainability initiatives

Sustainability is a commitment for us to align our strategy in all aspects of our business with our stakeholders in various dimensions such as economic, social and environment. Our focus areas are embodied in the following themes – social contract, resource intensity and green innovation – and are articulated in our Sustainability Policy. Social contracts are our implicit responsibility to the larger society, to factor in social and environmental aspects as important dimensions of our business. Resource intensity is about doing more with less resources – energy, water or material. Green innovation is about leveraging the opportunity for business leadership through sustainability.

The Infosys Sustainability Executive Council (ISEC) oversees the planning and progress of all our sustainability initiatives.

As part of our sustainability journey, many of our business units are pursuing innovation in green technologies and many of these have been implemented as solutions for our clients. Some of them are :

- iSustain : An enterprise carbon energy and resource management tool with sustainability reporting and performance management capabilities.
- InGreen Energy Management : Enables enterprises to reduce energy usage through automated tracking and identification of consumption patterns; opportunities for changes and reduction, reporting and analysis. It has helped us save energy usage and costs to the tune of 20%.
- InGreen Personal Carbon Calculator : Helps organizations create awareness among employees and measure their daily carbon footprint.
- iSmart : An intelligent power strip that can not only supply power from an electrical source to devices connected to it in enterprise environments, but also monitor their energy consumption level on a continuous basis.
- Integrated Real time Campus Management System (iRCMS) : An enterprise monitoring system that tracks and allows efficient energy management and prolong the life of energy equipment through surveillance. iRCMS helps enterprises with their manpower savings by allowing the facilities and business managers to take informed decisions based on consumption and demand related parameters of energy thereby helping buildings and real estates go green and sustainable.

This fiscal year, our Green Initiatives and the Voice of Youth teams successfully implemented several campaigns and initiatives for creating awareness and influencing our employees and stakeholders in reducing their carbon footprint. Some of the key employee-driven activities have been :

- Earth Hour : The global drive of WWF which led to 3,136 units (over 3.1 MWh) of electrical equipment load turned off during one hour across nine DC-locations in India.
- Infosys Megawatt Challenge : The Infosys Megawatt Challenge was launched at our U.S. offices to reward employees who brought about a reduction in their energy consumption over a period of six months and a positive outreach at their local communities.
- COP16 : Representation at the United Nations Climate Change Conference (COP16) held at Cancun as a member on the delegation from World Business Council for Sustainable Development.

As part of our commitment to social contracts, several of our employee-driven clubs and groups are actively involved in building an equitable society. Some of the significant programs this fiscal year have been :

- Notebook Drive : This initiative targets students of government schools who are not in a position to afford notebooks and stationery to pursue their academics. The NBD provides them stationery typically required by the beneficiaries for one academic year. We now reach out to 45,000 children in 400 schools and distribute more than 1,72,000 notebooks. More than 4,000 Infoscions worldwide are actively involved in organizing donation campaigns, purchasing notebooks, managing the logistics, and overseeing the distribution of school kits.
- SPARK : This program offers a learning environment that helps students realize their potential and assess their industry preparedness. The program partners with academic institutions to enhance talent pool as well as meet the demands of the IT industry. Launched in August 2008, SPARK is managed by 2,400 Infosys volunteers across development centers. This year it has benefitted more than 1,75,000 students, 1,450 institutions and 6,200 faculty members.
- Karnataka flood relief : Infosys always responds to a humanitarian crisis by volunteering and pledging support. In October 2009, the northern districts of Karnataka were severely affected by floods after torrential rainfall. It claimed hundreds of lives and rendered millions of villagers homeless. Our employees joined hands to rebuild villages and undertake a mass housing project. Infoscions, together with the Board of Directors and the Infosys Foundation, contributed ₹ 30 crore towards relief, rehabilitation and reconstruction. Under the auspices of the state government's 'Aasare' scheme, we partnered with local NGOs to construct homes across 18 villages. The ongoing housing project serves as a model for sustainable development.

For more details on our sustainability initiatives, visit www.infosys.com

25. Employee Stock Option Plan (ESOP)

We had introduced various stock option plans for our employees. The details of options granted under the 1998 Stock Option Plan (the 1998 Plan) and the 1999 Stock Option Plan (the 1999 Plan) are as follows :

	1998 Plan	1999 Plan
Total grants authorized by the plan (no.)	1,17,60,000 ADS	5,28,00,000 shares
Pricing formula on date of grant	Not less than 90% of fair market value	Fair market value
Variation in terms	NA	NA
Ratio of ADS to equity shares	1 ADS = 1 equity share	NA
Options granted during the year (no.)	–	–
Weighted average price per option granted (₹)	NA	NA
Options vested as at March 31, 2011 (no.)	50,070	40,232
Options exercised during the year (no.)	1,88,675	1,37,692
Total number of shares arising as a result of exercise of options	1,88,675	1,37,692
Money raised on exercise of options (₹crore)	13	11
Options forfeited and lapsed during the year (no.)	3,519	18,052
Total number of options in force at the end of the year (no.)	50,070	48,720
Grant to senior management	–	–
Employees receiving 5% or more of the total number of options granted during the year	–	–
Employees granted options equal to or exceeding 1% of the issued capital	–	–
Diluted EPS on issue of shares on exercise calculated in accordance with AS 20	112.22	112.22

SEBI has issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999. This is effective for all stock option schemes established after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant over the exercise price of the option, including up-front payments, if any, is to be recognized and amortized on a straight line basis over the vesting period.

We have the 1998 Stock Option Plan and 1999 Stock Option Plan, where the options are issued to the employees at an exercise price not less than the fair market value.

If the compensation cost on account of stock options granted after June 30, 2003 (as required by the amendment effective June 30, 2003) under 1998 and 1999 Plans was computed using the fair value method, our compensation cost would have been higher by ₹1 crore. Our profit would hence be less by ₹1 crore for fiscal 2010. The impact on EPS for fiscal 2010 would be ₹0.01. For fiscal 2011 there was no stock compensation cost. During fiscal 2011 and 2010, stock options under the 1998 Plan and 1999 Plan have not been granted. Hence, the weighted average fair values of grant during these years are nil.

All stock options under the 1998 and 1999 Employees Stock Option Plans were granted at the prevalent market price on the date of grant. Accordingly, we have calculated the compensation cost arising on account of stock options granted using the intrinsic value method. Hence, the disclosure in terms of Clause 12.1 (n) of SEBI (Employees Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, is not applicable.

	2011		2010	
	No. of options	Weighted average exercise price (₹)	No. of options	Weighted average exercise price (₹)
1998 Plan				
Outstanding at the beginning of the year	2,42,264	613	9,16,759	904
Forfeited	(3,519)	722	(60,424)	1,550
Exercised	(1,88,675)	600	(6,14,071)	854
Outstanding at the end of the year	50,070	683	2,42,264	613
Vested at the end of the year	50,070	683	2,42,264	613
1999 Plan				
Outstanding at the beginning of the year	2,04,464	869	9,25,806	1,248
Forfeited	(18,052)	964	(3,40,264)	1,968
Exercised	(1,37,692)	823	(3,81,078)	821
Outstanding at the end of the year	48,720	962	2,04,464	869
Vested at the end of the year	40,232	717	1,84,759	735

26. Infosys Science Foundation

The Infosys Science Foundation, a not-for-profit trust set up to promote research in pure and applied sciences, presented the Infosys Prize to scientists and researchers in the five categories of research listed below :

- Physical Sciences – Physics, Chemistry and Earth Sciences
- Mathematical Sciences – Mathematics and Statistics
- Engineering and Computer Science – All branches of Engineering
- Life Sciences – Biology, Medicine and Plant Science
- Social Sciences and Economics – History, Sociology, Anthropology, Political Science, Economics and International Relations

Nominations were evaluated by an eminent jury in each area, comprising outstanding international personalities selected by the trustees of the Foundation.

The Infosys Prize 2010 presentation was held in Mumbai on January 6, 2011. Laureates were felicitated by the Prime Minister of India, Dr. Manmohan Singh. The prize in each category comprised a 24 karat gold medallion, a citation and a cash grant of ₹50 lakh.

For more details on the Infosys Science Foundation, refer to the website www.infosys-science-foundation.com

27. Infosys Foundation

We are committed to contributing to the society and established Infosys Foundation in 1996 as a not-for-profit trust to support our social initiatives. The Foundation supports programs and organizations devoted to the cause of the destitute, the rural poor, the mentally challenged, and the economically disadvantaged sections of the society. The Foundation also helps preserve certain cultural forms and dying arts of India.

A summary of the work done by the Foundation is provided in the Additional Information Report published on our website www.infosys.com. On your behalf, we express our gratitude to the honorary trustees of the Foundation for sparing their valuable time and energy for its activities.

28. Green initiative

During the previous fiscal, we started a sustainability initiative with the aim of being green and minimizing our impact on the environment. Like last year, this year too we are publishing only the statutory disclosures in the print version of the Annual Report along with the *Abridged standalone financial statements* prepared in compliance with the Section 219 of the Companies Act, 1956. Additional details are available on our website, www.infosys.com.

Acknowledgments

We thank our customers, vendors, investors and bankers for their continued support during the year. We place on record our appreciation of the contribution made by our employees at all levels. Our consistent growth was made possible by their hard work, solidarity, cooperation and support.

We thank the governments of various countries where we have our operations. We also thank the Government of India, particularly the Ministry of Communication and Information Technology, the Ministry of Commerce, the Ministry of Finance, the Customs and Excise Departments, the Income Tax Department, the Reserve Bank of India, the state governments, the Software Technology Parks (STPs) – Bangalore, Bhubaneswar, Chandigarh, Chennai, Gurgaon, Hyderabad, Jaipur, Mangalore, Mysore, Pune, and Thiruvananthapuram and other government agencies for their support, and look forward to their continued support in the future.

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2011

Annexure to the directors' report

a) Particulars pursuant to Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988

Conservation of energy

Building infrastructure

During the year, two of our buildings, one in Jaipur and the other in Thiruvananthapuram, were awarded the prestigious LEED Platinum rating – the highest rating for Green Buildings, by the Indian Green Building Council (IGBC). All new buildings that were completed in the previous year have been registered for LEED rating from IGBC and we hope to achieve a Platinum rating in all cases. The energy performance of all the buildings designed in the previous year has been found to be more efficient than the globally accepted ASHRAE efficiency standards for buildings.

On new technologies, one building in our Hyderabad campus has been commissioned with radiant cooling, a method of cooling used for the first time in a commercial building in India. A chilled water storage tank of 300 KL capacity has been built at our Mangalore campus to increase the efficiency of the air conditioning system. This system is under testing and is expected to reduce peak load as well as energy consumption. Initial results of this system have been very encouraging. Chilled beam systems, which are expected to be more efficient than the conventional air conditioning systems, are being implemented in three new buildings in our Pune campus. High-efficiency chillers that consume considerably lesser power have been selected for all new upcoming projects, thus reducing peak demand as well as energy consumption.

During the year, we worked with electricity and power regulators in Karnataka and with the government of India for making green power cheaper, an achievement that is significant not only for us but would also benefit the community at large. A similar initiative is being taken up in other parts of the country. We purchased about 8.53 million units of green power during the year and this figure is expected to increase substantially in the coming years. On renewable energy, two solar photovoltaic systems of about 200 KW and 125 KW are being installed in our Jaipur and Thiruvananthapuram campuses respectively. Together, these are expected to generate about 4,50,000 units of electricity annually, thus reducing the burden on the grid.

A considerable amount of time and effort was earmarked for conserving power across all our development centers in India. Some of the measures taken include :

- Installation of wind turbines at our campuses in Pune, Bangalore and Mangalore
- Installation of occupancy sensors in conference rooms and restrooms
- Introduction of LED lamps in lieu of fluorescent tubes
- Variable Frequency Drives (VFD) installed in condenser pumps on chillers
- Approval to replace old and inefficient utilities such as DG sets, pumps and motors
- Strong monitoring of the Environmental Management System as per ISO 14001 guidelines

These measures have resulted in reducing the per capita power consumption by over 3% during the year.

IT infrastructure

During the year, optimized desktop power management configuration has been extended to around 80,000 desktops. Our in-house application, 'Terminator', designed to force-schedule the shutdown of desktops, is being enhanced to achieve further reduction in power demand by desktops. In addition to this, around 10,000 older desktops have been replaced this year with newer power-efficient models.

We have continued our efforts towards restructuring the existing data centers and server rooms. Around twelve server rooms have been revamped this year and about 4,400 sq. ft. of server room / lab space has been released. Further, our projects have been swift to adopt the internal enterprise cloud, a shared, secure and virtualized computing environment with an easy-to-use 'Self-Service' portal. On an average, 90% of the virtual instances are in use at any given time and we are planning to further augment the capacity.

Video Conferencing (VC) usage has increased steadily this year and currently, on an average, around 2,500 VC calls are happening per month. Further, we have introduced Telepresence, an Ultra High Definition (1080p) VC facility in three locations. Telepresence relays true life-size images and employs spatial audio to provide an immersive experience to the participants. Usage of this facility would help us connect with customers at CXO levels across the world and reduce our travel requirements.

Research and Development (R&D)

Our new strategic direction 'Building Tomorrow's Enterprise' identifies trends that are driving and transforming the businesses of our clients globally. These include digital consumers, emerging economies, healthcare economy, sustainable tomorrow, new commerce, smarter organizations and pervasive computing. These themes are now being used to define the research and innovation agenda of the Company.

Infosys Labs

Infosys Labs, a dedicated research and innovation group comprising technology and domain-focused members has been established. It builds on the successes of the award winning Software Engineering and Technology Labs (SETLabs) and envisages a broader mandate.

The primary research focus areas include Software Engineering, Convergence, Knowledge-driven Information Systems, Security & Privacy, Distributed Computing and Innovation. We also have dedicated Centers of Excellence on Maintenance & Service Differentiation, Microsoft Technology and Cloud Computing.

Some of the specific areas of research include semantic and language technologies for information extraction from social media and for customer engagement, context aware systems, pervasive computing including mobility & sensor networks, scalable computing including GPGPU, multi-core and cloud computing, data privacy and user authentication, preventive software maintenance and software engineering.

Learn more about Infosys Labs and its focus areas at http://www.infosys.com/infosys-labs/

Finacle

The Finacle R&D unit at Infosys is engaged in the research of developing new technologies in the banking domain. Finacle R&D solutions address the areas of core banking, wealth management, CRM, Islamic banking and treasury requirements of retail, corporate and universal banks worldwide. Finacle solutions also empower banks with multiple sales, service and marketing channels including e-banking and mobile banking.

Education & Research

The E-Com research lab of the E&R unit focuses its research in the areas of game theory applications to IT services, distributed computing, optimization theory applications to IT services, pattern recognition systems, face recognition algorithms, large data management and education technology.

Collaborations with academia and industry

We co-create with clients, technology partners, universities and the larger innovation ecosystem by setting up joint innovation centers and developing solutions for complex business problems.

We are associated with various universities globally including, Purdue University, Indian Institute of Science, Bangalore, IIIT, Hyderabad, IIIT, Bangalore, IIT, Bombay – Monash Research Academy, University of Southern California, University of Cambridge and the University of Illinois at Urbana-Champaign. We also associate with several industry consortia including the IU-ATC in the United Kingdom (U.K.) and the Smart Services CRC in Australia.

With a definitive aim to enlarge the innovation ecosystem to include start-ups, entrepreneurs, incubation cells and other innovation players in the industry, Infosys Labs organized an 'Innovation Camp' in Bangalore in March 2011. This is part of our larger program planned across the globe.

R&D highlights

Our efforts in R&D have helped us offer new services to clients in the areas of Software Engineering, Convergence, Knowledge-driven Information Systems, Security & Privacy and Distributed Computing. We are developing client-focused business solutions based on the intellectual property developed by multiple research groups. Our R&D efforts have helped us win large deals across industry verticals.

From a banking industry perspective, the Finacle R&D unit has launched innovative offerings such as Finacle™ Advisor, Finacle™ Mobile Banking 2.0, Finacle™ Treasury-in-a-box, Finacle™ Core Banking for regional rural banks and Finacle™ financial inclusion solutions. Our research has also helped develop key Finacle solutions like Core Banking, CRM, Consumer e-banking, Wealth Management and others.

Our R&D efforts have also helped differentiate our solutions and win awards. An illustrative list is provided here :

- Finacle™ was adjudged a 'Winner' in the 5th Annual 'Leaders in Innovation Awards' by Financial-i, a leading U.K. based financial publication for the 'Best Core Banking Software'.
- Our research on mobility and our innovation accelerator Infosys mConnect, has powered award winning Infosys solutions such as Flypp™ – recognized for its 'innovative approach to technology and business in telecom' at the Aegis Graham Bell Awards 2010 and Infy-on-the-Go – recognized at the Information Week innovation award 2010.
- Infosys iSmart, a sensor-based energy management solution developed by Infosys Labs, was selected as an innovative solution in the Grand Challenges for Technologists (2010) held by *Technology Review* (India), the magazine of the Massachusetts Institute of Technology.

During the year, the research groups also published two books, *Raising Enterprise Applications – A Software Engineering Perspective* and *Process-centric Architecture for Software Systems*, and over 125 papers in leading publications and journals.

Future plan of action

We are now using the 'Building Tomorrow's Enterprise' theme to focus on our technology research and to identify large, multidisciplinary problem areas that embody the challenges facing our clients.

We will continue to focus on and collaborate with leading national and international universities, product vendors and technology start-up companies. We are creating an ecosystem to co-create business solutions on client-specific business themes.

Expenditure on R&D

in ₹ crore

	2011	2010
Revenue expenditure	521	437
Capital expenditure	6	3
Total	527	440
R&D expenditure / total revenue	2.1%	2.1%

Foreign exchange earnings and outgo

Activities relating to exports, initiatives taken to increase exports, development of new export markets for products and services, and export plans

During the year, 97.7% of our revenues were derived from exports. We have established a substantial direct marketing network around the world, including North America, Europe and Asia Pacific.

These offices are staffed with sales and marketing specialists who sell our services to large international clients.

Foreign exchange earned and used

in ₹ crore

	2011	2010
Earnings	23,960	21,075
Outflow (including capital imports)	10,765	8,490
Net foreign exchange earnings (NFE)	13,195	12,585
NFE / Earnings	55.1%	59.7%

for and on behalf of the Board of Directors

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Bangalore
April 15, 2011

b) Auditors' certificate on corporate governance

The Members of Infosys Technologies Limited

We have examined the compliance of conditions of Corporate Governance by Infosys Technologies Limited ('the Company'), for the year ended on 31 March 2011, as stipulated in Clause 49 of the Listing Agreement of the Company with the stock exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

for B S R & Co.
Chartered Accountants
Firm registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April, 2011

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹ crore

Subsidiary	Infosys Technologies (Australia) Pty. Limited	Infosys Technologies (China) Company Limited	Infosys Technologies S. de R. L. de C. V.	Infosys Technologies (Sweden) AB	Infosys Tecnologia do Brasil Ltda	Infosys Public Services, Inc.	Infosys Technologies (Shanghai) Company Limited [1]	Infosys Consulting, Inc.	Infosys Consulting India Limited	Infosys BPO Limited	Infosys BPO s.r.o.	Infosys BPO (Poland) Sp.Z.o.o	McCamish Systems LLC
Financial period ended	Mar 31, 2011	Dec 31, 2010	Dec 31, 2010	Dec 31, 2010	Dec 31, 2010	Mar 31, 2011	NA	Mar 31, 2011	Mar 31, 2011	Mar 31, 2011	Mar 31, 2011	Mar 31, 2011	Mar 31, 2011
Holding company's interest as at March 31, 2011	100.00% in equity shares	100.00% in capital	100.00% in capital	100.00% in equity shares	100.00% in equity shares	100.00% in equity shares	100.00% in capital	100.00% in equity shares	100.00% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares	99.98% in equity shares
Shares held by the holding company in the subsidiary	1,01,08,869 shares of AUD 0.11 par value, fully paid up	NA	NA	1,000 equity shares of SEK 100 par value, fully paid up	1,45,16,997 equity shares of BRL 1 par value, fully paid up	1,00,00,000 equity shares of US$ 0.50 par value, fully paid up	NA	5,50,00,000 shares of US$ 1.00 par value, fully paid up	NA	3,38,22,319 equity shares of ₹10 par value, fully paid up	NA	NA	NA
Net aggregate profits / losses of the subsidiary for the current period so far as it concerns the members of the holding company :													
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit : 84	Profit : 40	Loss : 1	Profit : 1	Loss : 8	Loss : 1	–	Profit : 78	Profit : 2	Profit : 205	Profit : 2	Profit : 11	Loss : 20
Net aggregate profits / losses for previous financial years of the subsidiary so far as it concerns the members of the holding company :													
a. Dealt with or provided for in the accounts of the holding company	–	–	–	–	–	–	–	–	–	–	–	–	–
b. Not dealt with or provided for in the accounts of the holding company	Profit : 285	Loss : 29	Loss : 15	–	Loss : 8	–	–	Loss : 186	Profit : 1	Profit : 877	Profit : 24	Profit : 24	Loss : 18

Notes : The above details are as at March 31, 2011

[1] On February 21, 2011, the Company incorporated Infosys Technologies (Shanghai) Company Limited.

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Statement pursuant to Section 212 of the Companies Act, 1956

in ₹crore except employee data

Subsidiary	Exchange rate as at March 31, 2011	Issued and subscribed share capital	Reserves	Loans	Total assets	Total liabilities	Investments			Turnover	Profit / (Loss) before taxation	Provision for taxation	Profit / (Loss) after taxation	No. of Employees
							Long-term	Current	Total					
Infosys Technologies (Australia) Pty. Limited	1 AUD = ₹46.11	4	488	–	492	492	–	–	–	984	116	32	84	514
Infosys Technologies (China) Company Limited	1 RMB = ₹6.82	107	5	23	135	135	–	–	–	359	42	2	40	2,765
Infosys Technologies S. de R. L. de C. V.	1 MXN = ₹3.75	54	(14)	–	40	40	–	–	–	99	1	2	(1)	521
Infosys Technologies (Sweden) AB	1 SEK = ₹7.10	–	1	–	1	1	–	–	–	11	1	0	1	13
Infosys Tecnologia do Brasil Ltda	1 BRL = ₹27.46	38	(15)	9	32	32	–	–	–	51	(6)	2	(8)	173
Infosys Public Services, Inc.	1 USD = ₹44.60	23	(3)	–	20	20	–	–	–	–	(1)	–	(1)	–
Infosys Technologies (Shanghai) Company Limited [(1)]	1 RMB = ₹6.82	11	–	–	11	11	–	–	–	–	–	–	–	–
Infosys Consulting, Inc.	1 USD = ₹44.60	240	(106)	–	134	134	1	–	1	841	134	56	78	573
Infosys Consulting India Limited [(2)]	INR	1	3	–	4	4	–	–	–	28	4	2	2	139
Infosys BPO Limited	INR	34	1,107	–	1,141	1141	320	21	341	1,129	215	10	205	16,416
Infosys BPO s.r.o. [(3)]	1 CZK = ₹2.58	3	28	–	31	31	–	–	–	56	3	1	2	353
Infosys BPO (Poland) Sp.Z.o.o [(3)]	1 PLN = ₹15.76	4	76	–	80	80	–	–	–	140	14	3	11	1,059
McCamish Systems LLC [(3)]	1 USD = ₹44.60	115	(121)	18	12	12	–	–	–	150	(20)	–	(20)	285

Notes : Information on subsidiaries is provided in compliance with the circular no. 2/2011 dated February 8, 2011 of the Ministry of Corporate Affairs, Government of India. We undertake to make available the audited annual accounts and related information of subsidiaries, where applicable, upon request by any of our shareholders. The annual accounts will also be available for inspection during business hours at our registered office in Bangalore, India. The same will also be available on our website, www.infosys.com

Proposed dividend from the above subsidiaries is nil.

(1) On February 21, 2011, the Company incorporated Infosys Technologies (Shanghai) Company Limited.

(2) Wholly-owned subsidiary of Infosys Consulting, Inc.

(3) Wholly-owned subsidiary of Infosys BPO Limited

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Management's discussion and analysis

Overview

The financial statements have been prepared in compliance with the requirements of the Companies Act, 1956, guidelines issued by the Securities and Exchange Board of India (SEBI) and the Generally Accepted Accounting Principles (GAAP) in India. Our Management accepts responsibility for the integrity and objectivity of these financial statements, as well as for the various estimates and judgments used therein. The estimates and judgments relating to the financial statements have been made on a prudent and reasonable basis, so that the financial statements reflect in a true and fair manner the form and substance of transactions, and reasonably present our state of affairs, profits and cash flows for the year.

A. Industry structure and developments

Changing economic and business conditions and rapid technological innovation are creating an increasingly competitive market environment that is driving corporations to transform their operations. Consumers of products and services are increasingly demanding accelerated delivery times and lower prices. Companies are focusing on their core competencies and using outsourced technology service providers to adequately address these needs. The role of technology has evolved from supporting corporations to transforming their business. There is an increasing need for highly skilled technology professionals in the markets in which we operate. At the same time, corporations are reluctant to expand their internal IT departments and increase costs. These factors have increased the reliance of corporations on their outsourced technology service providers and are expected to continue to drive future growth for outsourced technology services.

1. Increasing trend toward offshore technology services

Outsourcing the development, management and ongoing maintenance of technology platforms and solutions has become increasingly important to companies. The effective use of offshore technology services offers a variety of benefits to them, including lower cost of ownership of IT infrastructure, lower labor costs, improved quality and innovation, faster delivery of solutions and more flexibility in scheduling. In addition, technology companies are also recognizing the benefits of offshore service providers in software research and development and related support functions, and are outsourcing a greater portion of these activities. This has also resulted in more and more diversification in the range of services delivered offshore.

2. The India advantage

India is widely recognized as the premier destination for offshore technology services. According to the NASSCOM Strategic Review 2011, IT services exports (excluding exports relating to business process outsourcing (BPO), hardware, engineering design and product development) from India are estimated to grow by 22.7% in fiscal 2011, to record revenues of US$ 33.5 billion. The same review also forecasts that BPO exports from India are estimated to grow by 14% in fiscal 2011 to record revenues of US$ 14.1 billion. There are several key factors contributing to the growth of IT and IT-enabled services (ITES) in India and by Indian companies. Some of these factors are high-quality delivery, significant cost benefits and abundant skilled resources.

3. Evolution of technology outsourcing

The realm of technology outsourcing is changing. In an environment of rapid technological advancement, globalization and regulatory changes, companies are looking at outsourcing approaches that require their technology service providers to develop specialized systems, processes and solutions along with cost-effective delivery capabilities.

4. Global Delivery Model (GDM)

Our GDM allows us to execute services where it is most cost effective and sell services where it is most profitable. The GDM makes the best use of our large pool of highly skilled technology professionals and our 24-hour execution capabilities across multiple time zones. Other factors that make it one of the best delivery models in the world are its ability to accelerate delivery times of large projects by simultaneously processing project components; cost competitiveness across geographic regions; built-in redundancy to ensure uninterrupted services; and a knowledge management system that enables us to re-use solutions where appropriate.

Our GDM mitigates risks associated with providing offshore technology services to our clients. Speedy and effective communication being the key, we use multiple service providers and a mix of terrestrial and optical fiber links with alternate routing. In India, we rely on two telecommunication carriers to provide high-speed links interconnecting our global development centers. We rely on multiple links on submarine cable paths to interconnect our development centers with network hubs in other parts of the world. Our significant investment in redundant infrastructure enables us to provide uninterrupted service to our clients.

5. Our end-to-end solutions

We complement our industry expertise with specialized support for our clients. We also leverage the expertise of our various Centers of Excellence and our software engineering group and technology lab to create customized solutions for our clients. In addition, we continually evaluate and train our professionals in new technologies and methodologies. Finally, we ensure the integrity of our service delivery by utilizing a scalable and secure infrastructure.

We generally assume full project management responsibility in each of our solution offerings. We strictly adhere to our SEI-CMMi Level 5 internal quality and project management processes. Our project delivery focus is supplemented by a robust knowledge management system that enables us to leverage existing solutions across our Company. We use in-house tools for project management and software lifecycle support. We believe that our processes, methodologies, knowledge management systems and tools reduce the overall cost to the client, mitigate risks, enhance the quality of our offerings and allow clients to improve time-to-market for their solutions. The revenues attributed to the custom application development, maintenance and production support, product engineering, package-enabled consulting and implementation and business transformation consulting services represented a majority of our total revenues in fiscal 2011.

B. Financial condition

Sources of funds

1. Share capital

At present, we have only one class of shares – equity shares of par value ₹5/- each. Our authorized share capital is ₹300 crore, divided into 60 crore equity shares of ₹5/- each. The issued, subscribed and paid up capital stood at ₹287 crore as at March 31, 2011 (same as the previous year).

During the year, employees exercised 1,88,675 equity shares issued under the 1998 Stock Option Plan and 1,37,692 equity shares issued under the 1999 Stock Option Plan. Consequently, the issued, subscribed and outstanding shares increased by 3,26,367. The details of options granted, outstanding and vested as at March 31, 2011, are provided in the *Notes to the consolidated financial statements* section in the Annual Report.

2. Reserves and Surplus

2.a Capital reserve

The balance as at March 31, 2011 amounted to ₹54 crore. During the previous year, the addition to the capital reserve account of ₹48 crore is on account of transfer of profit on sale of investments in OnMobile Systems Inc., U.S. of ₹48 crore, which was included in the net profit.

2.b Share premium

The addition to the share premium account of ₹35 crore during the year is primarily on account of premium received on issue of 3,26,367 equity shares, on exercise of options under the 1998 and 1999 Stock Option Plans of ₹24 crore.

An amount of ₹11 crore (₹10 crore in the previous year) was credited to the share premium account arising due to tax benefits in overseas jurisdiction of deductions earned on exercise of employees' stock options, in excess of compensation charged to the Profit and Loss account.

2.c General reserves

An amount of ₹645 crore representing 10% of the profits for the year ended March 31, 2011 (previous year ₹580 crore) was transferred to the general reserves account from the Profit and Loss account.

2.d Profit and Loss account

The balance retained in the Profit and Loss account as at March 31, 2011 is ₹15,591 crore, after providing the interim, 30th year special and final dividend for the year of ₹574 crore, ₹1,722 crore and ₹1,149 crore respectively and dividend tax of ₹568 crore thereon. The total amount of profits appropriated to dividend including dividend tax was ₹4,013 crore, as compared to ₹1,674 crore in the previous year.

2.e Shareholder funds

The total shareholder funds increased to ₹24,501 crore as at March 31, 2011 from ₹22,036 crore as of the previous year end. The book value per share increased to ₹426.73 as at March 31, 2011, compared to ₹384.01 as of the previous year-end.

Application of funds

3. Fixed assets

3.a Capital expenditure

We incurred a capital expenditure of ₹1,152 crore (₹565 crore in the previous year) comprising additions to gross block of ₹1,017 crore, net of ₹3 crore movement in land from leasehold to freehold for the year ended March 31, 2011. An increase of ₹90 crore on account of increase in capital work-in-progress and ₹45 crore on account of decrease in retention monies. The entire capital expenditure was funded out of internal accruals.

3.b Additions to gross block

During the year, we capitalized ₹1,017 crore to our gross block comprising ₹251 crore for investment in computer equipment and the balance of ₹764 crore on infrastructure investment and ₹2 crore on vehicles. We invested ₹225 crore to acquire 267 acres of land in Bangalore, Delhi and Mangalore. The expenditure on buildings, computer equipment, plant and machinery and furniture and fixtures, increased by ₹323 crore, ₹251 crore, ₹147 crore and ₹69 crore respectively.

During the previous year, we capitalized ₹787 crore to our gross block, including investment in computer equipment of ₹140 crore, ₹646 crore on infrastructure investment and ₹1 crore on vehicles. We invested ₹43 crore to acquire 161 acres of land in Hyderabad, Jaipur, Mysore and Mangalore.

3.c Deductions to gross block

During the year, we deducted ₹440 crore (net book value of ₹nil) from the gross block on retirement of assets. During the previous year, we retired / transferred various assets with a gross block of ₹387 crore (net book value of ₹nil) ₹8 crore on donation of computer systems and ₹21 crore on disposal of various assets.

3.d Capital expenditure commitments

We have a capital expenditure commitment of ₹742 crore, as at March 31, 2011 as compared to ₹267 crore as at March 31, 2010.

4. Investments

We made several strategic investments aimed at procuring business benefits and operational efficiency for us. During the previous year, the Company sold 32,31,151 shares of OnMobile Systems Inc., U.S., for a total consideration of ₹53 crore, net of taxes and transaction cost.

4.a Majority-owned subsidiary

Infosys BPO Limited

We established Infosys BPO Limited as a majority-owned and controlled subsidiary on April 3, 2002, to provide business process management services. Infosys BPO seeks to leverage the benefits of service delivery globalization, process redesign and technology to drive efficiency and cost effectiveness in customer business processes.

On December 4, 2009, Infosys BPO acquired 100% of voting interest in McCamish Systems LLC, a business process solutions provider based at Atlanta, U.S., for a cash consideration of ₹173 crore and a contingent consideration of ₹67 crore.

4.b Wholly-owned subsidiaries

During the year, the investments in our subsidiaries were as follows :

Subsidiary	In foreign currency	₹crore
Infosys Technologies (China) Company Limited	US$ 9 million	42
Infosys Tecnologia do Brasil Ltda	BRL 3.8 million	10
Infosys Technologies S. de R. L. de C. V., Mexico	MXN 40 million	14
Infosys Technologies (Shanghai) Company Limited [1]	US$ 2.5 million	11

[1] *During the year, Infosys Technologies Limited incorporated a wholly-owned subsidiary Infosys Technologies (Shanghai) Company Limited*

5. Deferred tax assets / liabilities

We recorded deferred tax assets of ₹406 crore as at March 31, 2011 (₹313 crore as at March 31, 2010) and deferred tax liability of ₹176 crore as at March 31, 2011 (₹232 crore as at March 31, 2010).

We assess the likelihood that our deferred tax assets will be recovered from future taxable income. We believe it is more likely than not that we will realize the benefits of these deductible differences.

6. Sundry debtors

Sundry debtors amounted to ₹4,212 crore (net of provision for doubtful debts amounting to ₹83 crore) as at March 31, 2011, compared to ₹3,244 crore (net of provision for doubtful debts amounting to ₹100 crore) as at March 31, 2010. These debts are considered good and realizable. Debtors are at 16.6% of revenues for the year ended March 31, 2011, compared to 15.3% for the previous year, representing a Days Sales Outstanding (DSO) of 61 days and 56 days for the respective years.

Our largest client constituted 2.7% of sundry debtors as at March 31, 2011. The age profile of debtors is as follows :

in %

Days	2011	2010
0-30	58.3	60.7
31-60	33.0	31.9
61-90	4.3	3.8
Above 91	4.4	3.6
	100.0	100.0

Provisions are generally made for all debtors' outstanding for more than 180 days as also for others, depending on the Management's perception of the risk. The need for provisions is assessed based on various factors, including collectability of specific dues, risk perceptions of the industry in which the customer operates and general economic factors that could affect the customer's ability to settle.

The movement in provisions for doubtful debts during the year is as follows :

in ₹crore

	2011	2010
Opening balance	100	105
Add : Amount provided	3	(1)
Less : Amount written-off	20	4
Closing balance	83	100

Provision for bad and doubtful debts as a percentage of revenue is 0.01% for the year ended March 31, 2011, as against nil for the year ended March 31, 2010.

The unbilled revenues as at March 31, 2011 and March 31, 2010, amounted to ₹1,158 crore and ₹789 crore respectively.

7. Cash and cash equivalents

The bank balances in India include both rupee accounts and foreign currency accounts. The bank balances in overseas current accounts are maintained to meet the expenditure of the overseas branches and project-related expenditure overseas. The deposit account represents deposits of maturity up to 365 days.

Our treasury policy calls for investing surpluses with highly-rated companies, banks and financial institutions for maturities up to 365 days, as also with liquid mutual funds with a limit on investments in individual entities.

8. Loans and advances

in ₹crore

	2011	2010
Unsecured, considered good		
Loans to subsidiary	32	46
Advances		
Pre-paid expenses	52	25
Interest accrued but not due	14	14
Advance to Gratuity Fund Trust	–	2
For supply of goods and services	50	5
Withholding and other taxes receivable	516	321
Others	10	13
Sub-total	674	426
Unbilled revenues	1,158	789
Advance income tax	924	641
Loans and advances to employees	126	100
Electricity and other deposits	60	60
Rental deposits	18	13
Deposits with financial institutions and body corporate [(1)]	1,844	1,781
Mark-to-market gain on forward and options contracts	63	88
Total	4,867	3,898

[(1)] An amount of ₹344 crore (₹281 crore as at March 31, 2010) deposited with the Life Insurance Corporation of India to settle leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and hence not considered as 'cash and cash equivalents'.

As at March 31, 2011, the outstanding loan to Infosys Technologies (China) Company Limited was ₹23 crore (US$ 5 million), the outstanding loan as at March 31, 2010 was ₹46 crore (US$ 10 million). During the year, the Company has given a loan of ₹9 crore (US$ 2 million) to Infosys Tecnologia do Brasil Ltda, which is outstanding as of March 31, 2011. The loan is repayable within five years and six months at the discretion of the subsidiary, for the China and Brazil subsidiaries respectively.

The withholding and other taxes receivable represents transaction taxes paid in various domestic and overseas jurisdictions which are recoverable.

Unbilled revenues consist primarily of costs and earnings in excess of billings to the client on fixed-price, and fixed-timeframe contracts.

The details of advance income taxes are as follows :

in ₹crore

	2011	2010
Domestic tax	897	635
Overseas tax	27	6
Total	924	641

Our loan schemes provide for personal loans and salary advances that are provided primarily to employees in India who are not executive officers or directors. The loans and advances are recoverable within 24 months.

Electricity and other deposits represent electricity deposits, telephone deposits, insurance deposits and advances of a similar nature. The rent deposits are for buildings taken on lease by us for our software development centers and marketing offices in locations across the world.

Deposits with financial institutions and corporate bodies represent surplus money deployed in the form of short-term deposits.

9. Current liabilities

in ₹crore

	2011	2010
Sundry creditors		
For goods and services	85	96
For accrued salaries and benefits	405	446
For other liabilities		
Provision for expenses	537	375
Retention monies	21	66
Withholding and other taxes	292	235
Gratuity obligations – unamortized amount	22	26
Others	8	8
Sub-total	1,370	1,252
Advances received from clients	19	7
Unearned revenue	488	502
Unclaimed dividend	3	2
Total	1,880	1,763

Sundry creditors for accrued salaries and benefits include the provision for bonus and incentive payable to the staff. Sundry creditors for other liabilities represent amounts accrued for other operational expenses. Retention monies represent monies withheld on contractor payments pending final acceptance of their work. Withholding and other taxes payable represent local taxes payable in various countries in which we operate and the same will be paid in due course.

Effective July 1, 2007, we revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Profit and Loss account over ten years, representing the average future service period of employees. An amount of ₹4 crore was amortized during the year. The unamortized balance as at March 31, 2011 was ₹22 crore.

Advances received from clients represent monies received for the delivery of future services. Unearned revenue consists primarily of advance client billing on fixed-price, and fixed-timeframe contracts for which related costs were not yet incurred. Unclaimed dividends represent dividends paid, but not encashed by shareholders, and are represented by a bank balance of the equivalent amount.

10. Provisions

in ₹ crore

	2011	2010
Proposed dividend	1,149	861
Tax on dividend	187	143
Income taxes	756	719
Unavailed leave	303	239
Post-sales client support and warranties	78	73
Total	2,473	2,035

Proposed dividend represents the final dividend we recommended to our shareholders. Upon approval by our shareholders, this will be paid after the Annual General Meeting. Provision for tax on dividend denotes taxes payable on final dividend declared for the year.

Provisions for taxation represent estimated income tax liabilities, both in India and overseas. The details are as follows :

in ₹ crore

	2011	2010
Domestic tax	37	37
Overseas tax	719	682
Total	756	719

Provisions for unavailed leave is toward our liability for leave encashment valued on an actuarial basis. The provision for post-sales client support and warranties is towards likely expenses for providing post-sales client support on fixed-price contracts.

C. Results of operations

1. Income

Of the total revenues for the years ended March 31, 2011 and March 31, 2010, approximately 97.7% were derived from our overseas operations whereas 2.3% were derived from domestic operations.

Our revenues are generated primarily on fixed-timeframe or time-and-material basis. Revenues from software services on fixed-price and fixed-timeframe contracts are recognized as per the proportionate-completion method. On time-and-material contracts, revenue is recognized as the related services rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple arrangement contracts, where revenue is recognized as per the proportionate-completion method.

The segmentation of software services by project type is as follows :

in %

	2011	2010
Fixed-price	42.1	40.8
Time-and-material	57.9	59.2
Total	100.0	100.0

Our revenues are also segmented into onsite and offshore revenues. Onsite revenues are for those services which are performed at our client locations or at our global development centers, as part of software projects, while offshore revenues are for services which are performed at our software development centers located in India.

The segmentation of revenues by location (including product revenue) is as follows :

in %

	2011	2010
Onsite	50.2	48.7
Offshore	49.8	51.3
Total	100.0	100.0

The services performed onsite typically generate higher revenues per capita, but at lower gross margins in percentage as compared to the services performed at our own facilities. Therefore, any increase in the onsite effort impacts our margins.

The details of effort mix for software services and products in person-months are as follows :

in %

	2011	2010
Onsite	26.5	26.1
Offshore	73.5	73.9
Total	100.0	100.0

The growth in software services and product revenues is due to an all-round growth in various segments of the business mix and is mainly due to growth in business volumes.

The details of the same are as follows :

	2011	2010
Income (in ₹ crore)		
Software services	24,100	20,215
Software products	1,285	925
Total	25,385	21,140
Person-months		
Software services		
Onsite	2,24,378	1,75,581
Offshore	5,50,555	4,42,336
Billed-total	7,74,933	6,17,917
Software products	71,020	54,772
Non-billable	2,04,435	2,31,186
Training	1,10,288	92,081
Sub-total	11,60,676	9,95,956
Support	62,345	54,032
Total	12,23,021	10,49,988
Increase / (Decrease) in billed person months		
Onsite	48,797	(3,748)
% change	27.8	(2.1)
Offshore	1,08,219	34,359
% change	24.5	8.4
Total	1,57,016	30,611
% change	25.4	5.2
Support / total (%)	5.1	5.1

1.a Software services

During the year, the volume of software services grew by 25.4% compared to 5.2% in the previous year. The onsite and offshore volume growth were 27.8% and 24.5% respectively during the year, compared to (2.1) % and 8.4% in the previous year. In U.S. dollar terms, onsite per capita revenues increased by 0.7% during the year, offshore per capita revenues decreased by 4.2% and blended per capita revenues decreased by 1.1%. During the previous year, onsite per capita revenues increased by 3.4% offshore per capita revenues decreased by 4.7% and blended per capita revenues decreased by 2.8% in U.S. dollar terms.

1.b Software products

The revenues from software products grew 38.9% compared to 9.1% in the previous year. Of the software products revenue, 82.1% came from exports (same as previous year).

2. Expenditure

2.a Software development expenses

in ₹ crore

	2011	%	2010	%	Growth %
Revenues	25,385	100.0	21,140	100.0	20.1
Software development expenses :					
Salaries and bonus	11,013	43.4	9,216	43.6	19.5
Technical sub-contractors	2,044	8.0	1,479	7.0	38.2
Overseas travel expenses	573	2.3	401	1.9	42.9
Cost of software packages	320	1.3	309	1.4	3.6
Third party items bought for service delivery to clients	139	0.5	17	0.1	717.6
Communication expenses	39	0.2	45	0.2	(13.3)
Post-sales customer support and warranties	5	–	(2)	–	350.0
Other expenses	134	0.5	94	0.5	42.6
Total	14,267	56.2	11,559	54.7	23.4

We incurred software development expenses at 56.2% of revenues, compared to 54.7% during the previous year. Employee costs relate to salaries paid to employees in India and include overseas staff expenses. The total software professionals person-months increased to 11,60,676 for the year ended March 31, 2011, from 9,95,956 person-months during the previous year, an increase of 16.5%. Of this, the onsite and offshore billed person-months (including software products) are 2,24,378 and 6,21,575 for the year ended March 31, 2011, as compared to 1,75,581 and 4,97,108 for the previous year. The non-billable and trainees person-months were 3,14,723 and 3,23,267 during the current and previous year respectively. The non-billable and trainees person-months were 27.1% and 32.5% of the total software professional person-months for the current and previous year respectively. We added 32,247 employees (gross) and 15,321 employees (net) during the year as compared to 18,905 employees (gross) and 6,837 employees (net) during the previous year.

The utilization rates of billable employees for the years ended March 31, 2011 and March 31, 2010 are as follows :

in %

	2011	2010
Including trainees	72.9	67.5
Excluding trainees	80.5	74.4

The cost of technical sub-contractors includes ₹1,568 crore toward purchase of services from subsidiaries for the year ended March 31, 2011, as against ₹1,210 crore in the previous year. The details of such related party transactions are available in the *Notes to Accounts*. The balance amount was utilized toward availing the services of external consultants to augment skill sets that were required in various projects. We continue to engage the services of these consultants on a need basis.

The overseas travel expenses representing cost of travel overseas for software development constituted approximately 2.3% and 1.9% respectively of total revenue for the years ended March 31, 2011 and March 31, 2010. Overseas travel expenses include visa charges of ₹184 crore (0.7% of revenues) for the year, compared to ₹92 crore (0.4% of revenues) in the previous year.

Cost of software packages primarily represents the cost of software packages and tools procured for our internal use. These packages and tools enhance the quality of our services and also meet the needs of software development. The cost of software packages was 1.3% and 1.4% respectively of the revenues for the years ending March 31, 2011 and March 31, 2010. Our accounting policy is to charge such purchases to the Profit and Loss accounts in the year of purchase. Third party items bought for service delivery to clients include software and hardware procured from third parties for resale to clients primarily in India. The increase in third party items bought for service delivery to clients is due to an increase in volume of system integration projects executed in the Indian market.

A major part of our revenues is generated from offshore software development. We use high-end communication tools in order to establish real-time connections with our clients. The communication expenses represent approximately 0.2% of revenues for the years ending March 31, 2011 and March 31, 2010 respectively.

The provision for post-sale customer support and warranties saw a charge of ₹5 crore against the reversal of ₹2 crore for the years ended March 31, 2011 and March 31, 2010 respectively.

Other expenses representing staff welfare, computer maintenance, consumables and rent approximate to 0.5% of revenues during the year (same as the previous year).

2.b Gross profit

The gross profit during the year was ₹11,118 crore representing 43.8% of revenues compared to ₹9,581 crore representing 45.3% of revenues in the previous year.

2.c Selling and marketing expenses

We incurred selling and marketing expenses at 4.8% of our total revenues, compared to 4.6% in the previous year. Selling and marketing expenses primarily consist of employee costs which include bonus payment. All other expenses excluding the employee cost were 1.0% of revenues during the year (same as previous year). The number of sales and marketing personnel increased from 800 as at March 31, 2010 to 902 as at March 31, 2011.

We and our subsidiaries added 139 new customers as compared to 141 during the previous year.

2.d General and administration expenses

We incurred general and administration expenses amounting to 5.8% and 5.9% of our total revenues, during the current year and previous year respectively. All other expenses excluding the employee cost were 4.2% of revenues during the year as compared to 4.3% in the previous year.

Employee costs increased as the number of administration personnel increased from 3,922 as at March 31, 2010 to 4,487 as at March 31, 2011.

3. Operating profits

We earned an operating profit (PBIDTA) of ₹8,414 crore, representing 33.2% of total revenues compared to ₹7,360 crore, representing 34.8% of total revenues, during the previous year.

4. Depreciation

We provided ₹740 crore and ₹807 crore toward depreciation for the years ended March 31, 2011 and March 31, 2010 representing 2.9% and 3.8% of total revenues. The depreciation for the years ended March 31, 2011 and March 31, 2010 includes an amount of ₹33 crore and ₹86 crore, toward 100% depreciation on assets costing less than ₹5,000 each. The depreciation as a percentage of average gross block (excluding land) is 11.9% and 13.7% for the years ending March 31, 2011 and 2010 respectively.

5. Other income, net

Our treasury policy allows us to invest in short-term instruments with a maturity of up to 365 days, with a limit on individual fund / bank. The increase in interest income during the year was on account of higher cash generation in the business and increase in the average yield during the year.

We use foreign exchange forward contracts and options to hedge our exposure to movements in foreign exchange rates. The use of these foreign exchange forward contracts and options reduces our risks / costs. We do not use foreign exchange forward contracts or options for trading or speculation purposes.

Foreign exchange gains / (losses) include transaction and translation losses of ₹13 crore and a loss of ₹237 crore for the years ended March 31, 2011 and March 31, 2010 respectively and option / forward contracts-gain of ₹52 crore and a gain of ₹276 crore for the years ended March 31, 2011 and March 31, 2010 respectively.

The composition of currency-wise revenues for the years ended March 31, 2011 and March 31, 2010 is as follows :

in %

Currency	2011	2010
US Dollar (US$)	73.7	74.4
UK Pound (GBP)	6.5	8.5
Euro (EUR)	6.8	6.7
Australian Dollar (AUD)	6.6	5.8
Others	6.4	4.6
Total	100.0	100.0

6. Sensitivity to rupee movement

Every 1% movement in the Indian rupee against the US dollar has an impact of approximately 50 basis points on operating margin.

7. Provision for tax

We have provided for our tax liability both in India and overseas. The Indian corporate tax rate for the year ended March 31, 2011 is 33.22%. Export profits for the year were entitled to tax benefits under two schemes of the Government of India viz., the STPI and SEZ scheme.

7.a Software Technology Parks (STPs)

The profits attributable to operations under the STP scheme were exempted from income tax for a consecutive period of ten years from the financial year in which the unit started producing computer software, or March 31, 2011, whichever was earlier.

The details regarding the commencement of operations at our STP locations and the year upto which the deduction under the STP scheme was availed are as follows :

Software Technology Park	Year of Commencement [1]	Tax exemption	
		Claimed from [1]	Available upto [1]
Electronics City, Bangalore	1995	1997	2004
Mangalore	1996	1999	2005
Pune	1997	1999	2006
Bhubaneswar	1997	1999	2006
Chennai	1997	1999	2006
Phase I, Electronics City, Bangalore	1999	1999	2008
Phase II, Electronics City, Bangalore	2000	2000	2009
Hinjawadi, Pune	2000	2000	2009
Mysore	2000	2000	2009
Hyderabad	2000	2000	2009
Chandigarh	2000	2000	2009
Sholinganallur, Chennai	2001	2001	2010
Konark, Bhubaneswar	2001	2001	2010
Mangala, Mangalore	2001	2001	2010
Thiruvananthapuram	2004	2004	2011

[1] *Financial year*

7.b Special Economic Zones (SEZs)

During the financial year three more SEZ units at Mysore, Hyderabad and Mahindra City, Chennai commenced production.

As per the SEZ Act, the units will be eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50% of such profits or gains for the next five years. Certain tax benefits are also available for a further five years subject to the units meeting defined conditions.

The details regarding the commencement of operations at our SEZ locations and the year upto which the deduction under the SEZ scheme is available are as follows :

Special Economic Zone	Year of Commencement [1]	Tax exemption	
		Claimed from [1]	Available upto [1]
Mahindra City – unit 1, Chennai	2006	2006	2020
Chandigarh	2007	2007	2021
Mangalore	2008	2008	2022
Pune	2008	2008	2022
Thiruvananthapuram	2010	2010	2024
Mysore	2011	2011	2025
Hyderabad	2011	2011	2025
Mahindra City – unit 2, Chennai	2011	2011	2025

[1] *Financial year*

Other fiscal benefits, including indirect tax waivers, are being extended for setting up, operating and maintaining the unit.

For the current year, approximately 1.61% of our revenues came from the STP unit at Thiruvananthapuram, which was under tax holiday, 9.60% of revenues came from the SEZ at Mahindra City – unit 1, Chennai, which was eligible for deduction based on 50% of the profits of the unit and 13.34% of revenues came from other SEZ units, which were eligible for deduction based on entire profits of these units. The balance 75.45% of revenues came from other STP units, which were subject to full tax in India. We pay taxes in various countries in which we operate, on the income that is sourced to those countries. The details of provision for taxes are as follows :

in ₹ crore

Year ended March 31,	2011	2010
Overseas tax	502	433
Domestic tax	2,019	1,551
	2,521	1,984
MAT credit	–	(288)
Deferred taxes	(143)	21
	2,378	1,717

The effective tax rate increased to 26.96 % in fiscal 2011 as compared to 23.0% in fiscal 2010.

8. Net profit after tax

Our net profit increased by 12% to ₹6,443 crore for the year ended March 31, 2011 from ₹5,755 crore in the previous year, excluding exceptional item. This represents 25.4% and 27.2% of total revenue for the year ended March 31, 2011 and March 31, 2010 respectively.

9. Earnings Per Share (EPS)

Our basic EPS increased by 11.8% during the year to ₹112.26 per share from ₹100.37 per share in the previous year. The outstanding shares used in computing basic EPS increased from 57,33,09,523 for the year ended March 31, 2010 to 57,40,13,650 for the year ended March 31, 2011, an increase of 0.1%.

10. Segmental profitability

Our operations predominantly relate to providing end-to-end business solutions that leverage technology, thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The income and operating income by industry and geographical segments are provided in this section.

10.a Industry segments

in ₹ crore

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Segmental revenues						
2011	9,293	4,686	3,134	3,757	4,515	25,385
2010	7,354	3,988	3,234	2,989	3,575	21,140
Growth %	26.4	17.5	(3.1)	25.7	26.3	20.1
Segmental operating income						
2011	3,113	1,572	990	1,307	1,432	8,414
2010	2,644	1,258	1,167	1,065	1,226	7,360
Growth %	17.7	25.0	(15.2)	22.7	16.8	14.3
Segmental operating profit (%)						
2011	33.5	33.5	31.6	34.8	31.7	33.1
2010	35.9	31.5	36.1	35.6	34.3	34.8

10.b Geographical segments

in ₹ crore

	North America	Europe	India	Rest of the World	Total
Segmental revenues					
2011	16,815	5,252	594	2,724	25,385
2010	14,170	4,633	269	2,068	21,140
Growth %	18.7	13.4	120.8	31.7	20.1
Segmental operating income					
2011	5,684	1,821	186	723	8,414
2010	5,028	1,650	133	549	7,360
Growth %	13.0	10.4	39.8	31.7	14.3
Segmental operating profit (%)					
2011	33.8	34.7	31.3	26.5	33.1
2010	35.5	35.6	49.4	26.5	34.8

11. Liquidity

Our growth has been financed largely through cash generated from operations.

Net cash generated from operations was ₹4,270 crore and ₹5,855 crore for the years ended March 31, 2011 and March 31, 2010 respectively. Net cash provided by / (used in) investing activities was ₹3,235 crore and (₹3,298) crore for the years ended March 31, 2011 and March 31, 2010 respectively. Net cash used in financing activities was ₹3,642 crore and ₹1,481 crore for the years ended March 31, 2011 and March 31, 2010, respectively.

12. Related party transactions

These have been discussed in detail in the *Notes to the Abridged financial statements* section of this report.

13. Events occurring after the Balance Sheet date

There were no significant events occurring after the Balance Sheet date.

D. Opportunities and threats

We believe our competitive strengths include :

- Leadership in sophisticated solutions that enable our clients to optimize the efficiency of their business
- Proven GDM
- Commitment to superior quality and process execution
- Strong brand and long-standing client relationships
- Status as an employer of choice
- Ability to scale
- Innovation and leadership

1. Our strategy

We seek to further strengthen our position as a leading global technology services company by successfully differentiating our service offerings and increasing the scale of our operations. To achieve these goals, we seek to :

- Increase business from existing and new clients
- Expand geographically
- Continue to invest in infrastructure and employees
- Continue to enhance our engagement models and offerings
- Continue to develop deep industry knowledge
- Enhance brand visibility
- Pursue alliances and strategic acquisitions

2. Competition

We operate in a highly competitive and rapidly changing market and compete with consulting firms such as Accenture Limited, Atos Origin S.A., Cap Gemini S.A., and Deloitte Consulting LLP; divisions of large multinational technology firms such as Hewlett-Packard Company and International Business Machines Corporation; IT outsourcing firms such as Computer Sciences Corporation, Keane Inc., Logica Plc and Dell Perot Systems; offshore technology services firms such as Cognizant Technology Solutions Corporation, Tata Consultancy Services Limited and Wipro Technologies Limited; software firms such as Oracle Corporation and SAP A.G.; business process outsourcing firms such as Genpact Limited and WNS Global Services and in-house IT departments of large corporations.

In the future, we expect competition from firms establishing and building their offshore presence and firms in countries with lower personnel costs than those prevailing in India. However, we recognize that price alone cannot constitute a sustainable competitive advantage. We believe that the principal competitive factors in our business include the ability to effectively integrate onsite and offshore execution capabilities to deliver seamless, scalable, cost-effective services; increase scale and breadth of service offerings to provide one-stop solutions; provide industry expertise to clients' business solutions; attract and retain high-quality technology professionals and maintain financial strength to make strategic investments in human resources and physical infrastructure through business cycles.

We believe we compete favorably with respect to these factors.

E. Outlook, risks and concerns

This section contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these statements as a result of certain factors.

The following lists our outlook, risks and concerns :

- Our revenues and expenses are difficult to predict and can vary significantly from period to period, which could cause our share price to decline. We may not be able to sustain our previous profit margins or levels of profitability.
- Our revenues are highly dependent on clients primarily located in the U.S. and Europe, as well as in certain industries, and an economic slowdown or other factors that affect the economic health of the U.S., Europe or these industries may affect our business.
- Currency fluctuations may affect the results of our operations.
- Our success depends largely upon our highly skilled technology professionals and our ability to hire, attract, motivate, retain and train our personnel.
- We may face difficulties in providing end-to-end business solutions for our clients, which could lead to clients discontinuing their work with us. This in turn could harm our business.
- Intense competition in the market for technology services could affect our cost advantages, which could reduce our share of business from clients and may decrease our revenues.
- Our revenues are highly dependent upon a small number of clients, and the loss of any one of our major clients could significantly impact our business.
- Legislation in certain countries in which we operate, including the United States and the United Kingdom, may restrict companies in those countries from outsourcing work to us.
- Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
- Our failure to complete fixed-price, fixed-timeframe contracts or transaction-based pricing contracts within the budget and on time, may negatively affect our profitability.
- Our client contracts can be terminated without cause and with little or no notice or penalty. This could negatively impact our revenues and profitability.
- Our engagements with customers are singular in nature and do not necessarily provide for subsequent engagements.
- Our client contracts are often conditioned upon our performance, which, if unsatisfactory, may result in less revenue than previously anticipated.
- Some of our long-term client contracts contain benchmarking provisions which, if triggered, could result in lower future revenues and profitability under the contract.
- Our business will suffer if we fail to anticipate and develop new services and enhance existing services in order to keep pace with rapid changes in technology and in the industries on which we focus.
- Disruptions in telecommunications, system failures or virus attacks could harm our ability to execute our GDM, which could result in client dissatisfaction and a reduction of our revenues.
- We may be liable to our clients for damages caused by disclosure of confidential information, system failures, errors or unsatisfactory performance of services.
- Our increasing work with governmental agencies may expose us to additional risks.
- We are investing substantial cash assets in new facilities and physical infrastructure, and our profitability could be reduced if our business does not grow proportionately.
- We may be unable to recoup our investment costs to develop our software products.
- Our insiders who are significant shareholders may control the election of our Board and may have interests that conflict with those of our other shareholders or holders of our ADSs.
- We may engage in acquisitions, strategic investments, strategic partnerships or alliances or other ventures that may or may not be successful.
- Our net income would decrease if the Government of India reduces or withdraws tax benefits and other incentives it provides to us or when our tax holidays expire or terminate.
- In the event that the Government of India or the government of another country changes its tax policies in a manner that is adverse to us, our tax expense may materially increase, reducing our profitability.
- We operate in jurisdictions that impose transfer pricing and other tax-related regulations on us, and any failure to comply could materially and adversely affect our profitability.
- Wage pressures in India and the hiring of employees outside India may prevent us from sustaining our competitive advantage and may reduce our profit margins.
- Terrorist attacks or a war could adversely affect our business, results of operations and financial condition.
- The markets in which we operate are subject to the risk of earthquakes, floods, tsunamis and other natural and man made disasters.
- Changes in immigration laws may affect our ability to compete and provide services to our clients in various countries. This could hamper our growth and may have an impact on our revenues.
- Our ability to acquire companies organized outside India depends on the approval of the Government of India and / or the Reserve Bank of India, and failure to obtain this approval could negatively impact our business.

For more details on risk factors, refer to our quarterly and annual filings with the Securities and Exchange Commission (SEC), USA, available on our website www.infosys.com

F. Internal control systems and their adequacy

The CEO and CFO certification provided in the *CEO and CFO Certification* section of the Annual Report discusses the adequacy of our internal control systems and procedures.

G. Material developments in human resources / industrial relations, including number of people employed

Our culture and reputation as a leader in the technology services industry enables us to recruit and retain some of the best available talent in India.

1. Human capital

Our employees are our most important and valuable assets. During fiscal 2011, we received around 8,29,800 employment applications, approximately 1,36,200 were interviewed and 67,400 job offers were made. As of March 31, 2011, Infosys and its subsidiaries had employed 1,30,820 employees, of which 1,23,811 are technology professionals, including trainees.

The key elements that define our human capital development include :

1.a Recruitment

We have built our global talent pool by recruiting students from premier universities, colleges and institutes in India and through need-based hiring of project leaders and middle managers. We recruit students in India who have consistently shown high levels of achievement. We have also begun selective recruitment at campuses in the U.S., the U.K., Australia and China. We rely on a rigorous selection process involving a series of aptitude tests and interviews to identify the best applicants. This selection process is continually assessed and refined based on the performance tracking of past recruits.

1.b Training and development

With a total built-up area of 1.44 million sq. ft., the Infosys Global Education Center in Mysore, can train approximately 14,000 employees at a time.

As of March 31, 2011, we employed 698 full-time employees as faculty, including 255 with doctorates or masters degrees. Our faculty conducts integrated training for our new employees. Our employees undergo certification programs each year to develop / upgrade the skills relevant for their roles.

Leadership development is a core part of our training program. We established the Infosys Leadership Institute at our Mysore campus to enhance the leadership skills required to manage the complexities of the rapidly changing marketplace.

We have also been working with several colleges across India through our Campus Connect program, enabling their faculty to provide industry related training to students.

1.c Compensation

Our technology professionals receive competitive salaries and benefits. We have also adopted a performance-linked compensation program that links compensation to individual performance, as well as the Company's performance.

Risk management report

The risk management report discusses the various dimensions of our enterprise risk management practices. Readers are cautioned that the risk related information outlined here is not exhaustive and is for information purposes only. The discussion may contain statements, which may be forward-looking in nature. Our business model is subject to uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Readers are advised to exercise their own judgment in assessing risks associated with the Company and refer to discussions of risks in the Company's previous annual reports and the filings with the Securities and Exchange Commission, USA.

A. Overview

Enterprise Risk Management (ERM) at Infosys encompasses practices relating to identification, assessment, monitoring and mitigation of various risks to our business objectives. ERM at Infosys seeks to minimize adverse impact of risks on our business objectives and enable the Company to leverage market opportunities effectively. Further, our risk management practices seek to sustain and enhance the long-term competitive advantage of the Company. Risk management is integral to our business model, described as 'Predictable, Sustainable, Profitable and De-risked' (PSPD). Our core values and ethics provide the platform for our risk management practices.

B. Infosys risk management framework

Our risk management framework comprises of the following key components.

1. Risk management structure

The risk management structure at Infosys spans across the enterprise at all levels. These levels also form the various lines of defense in our risk management.

The key roles and responsibilities regarding risk management in the Company are summarized below :

Level	Key roles and responsibilities
Board of Directors (Board)	• Corporate governance oversight of risk management performed by the Executive Management • Review the performance of the Risk Management Committee

Risk Management Committee (RMC)	• Comprises four independent directors
	  • David L. Boyles, *Chairperson*
	  • Sridar A. Iyengar
	  • Dr. Omkar Goswami
	  • Prof. Jeffrey S. Lehman
	• Assisting the Board in fulfilling its corporate governance oversight responsibilities with regard to identification, evaluation and mitigation of operational, strategic and external environment risks
	• Monitoring and reviewing risk management practices of the Company
	• Reviewing and approving risk-related disclosures

Risk Council (RC)	• Comprises the Chief Executive Officer (CEO), the Chief Operating Officer (COO) and the Chief Financial Officer (CFO) • Reviewing enterprise risks from time to time, initiating mitigation actions, identifying the owners and reviewing the progress and effectiveness of mitigation actions • Formulation and deployment of risk management policies • Deploying practices for the identification, assessment, monitoring, mitigation and reporting of risks • Providing updates to RMC and the Board from time to time on the enterprise risks and actions taken
Office of Risk Management (ORM)	• Comprises the network of risk managers from units and our group companies and is led by the Chief Risk Officer (CRO) • Facilitating the execution of risk management practices in the enterprise as mandated, in the areas of risk identification, assessment, monitoring, mitigation and reporting • Providing periodic updates to the RC and quarterly updates to the RMC on top risks and their mitigation • Working closely with owners of risk in deploying mitigation measures and monitoring their effectiveness.
Unit Heads	• Responsible for managing their functions as per the Company risk management philosophy • Responsible for managing risks concomitant to the business decisions relating to their unit, span of control or area of operations • Manage risks at the unit level that may arise from time to time, in consultation with the Risk Council
The Infoscion	• Adhering to risk management policies and procedures • Implementation of prescribed risk mitigation actions • Reporting risk events and incidents in a timely manner

2. Risk categories

The following broad categories of risks have been considered in our risk management framework :

- Strategy : Risks emanating out of the choices we make on markets, resources and delivery model which can potentially impact our long-term competitive advantage
- Industry : Risks relating to inherent characteristics of our industry including, competitive structure, technological landscape, extent of linkage to economic environment and regulatory structure
- Counterparty : Risks arising from our association with entities for conducting business. These include clients, vendors, alliance partners and their respective industries
- Resources : Risks arising from inappropriate sourcing or sub-optimal utilization of key organizational resources such as talent, capital and infrastructure
- Operations : Risks inherent to business operations including those relating to client acquisition, service delivery to clients, business support activities, information security, intellectual property, physical security and business activity disruptions

- Regulations and compliance : Risks due to inadequate compliance to regulations, contractual obligations and intellectual property violations leading to litigation and loss of reputation.

3. Key risk management practices

The key risk management practices include those relating to risk assessment, measurement, monitoring, reporting, mitigation actions and integration with strategy and business planning.

- Risk identification and assessment : Periodic assessment of business risk environment to identify significant risks for the Company and prioritizing the risks for action. Mechanisms for identification and prioritization of risks include risk survey, business risk environment scanning and focused discussions in the RC and the RMC. A risk survey of executives across units, functions and subsidiaries is conducted before the annual strategy exercise. The risk register and internal audit findings also provide pointers for risk identification.
- Risk measurement, mitigation and monitoring : For top risks, dashboards are created that track external and internal indicators relevant for risks, so as to indicate the risk level. The trend line assessment of top risks, analysis of exposure and potential impact are carried out. Mitigation plans are finalized, owners are identified and the progress of mitigation actions are monitored and reviewed.
- Risk Reporting : The top risks report outlining the risk level, trend line, exposure, potential impact and status of mitigation actions is discussed in the RC and the RMC on a periodic basis. In addition, risk update is provided to the Board. Entity level risks such as project and account level risks are reported to and discussed at the appropriate levels within the organization.
- Integration with strategy and business planning : Identified risks are used as one of the key inputs for the development of strategy and annual business plan.

Key components of Infosys Risk Management Framework


Risk Categories
Strategy
Industry
Counter party
Resources
Operations
Regulations & Compliance
Risk Governance Structure
Board of Directors
Risk Management Committee
Risk Council
Office of Risk Management
Unit Heads
The Infoscion
Key Risk Management Processes
Risk Identification & Assessment
Risk Measurement, Mitigation & Monitoring
Risk Reporting & Disclosures
Integration with Strategy & Business Plan

C. Overview of risk environment and key risk management activities of the year

While the business risk environment gradually improved during the year, several macro economic and regulatory developments required our close monitoring and interventions. In our key markets, business outlook indicators improved and the financial position of several key clients stabilized during the year. While unemployment rates in key markets moderated, they continued to be high prompting several government policy interventions. There were regulatory changes and proposals relating to visa policies in key markets. Macroeconomic developments in the Eurozone led to high volatility in currencies from which we derive our revenues. Keeping in view the business risk environment, we closely monitored our competitive position and deployed interventions.

Our risk management approach and practices continued to focus on minimizing the adverse impact of risks on our business objectives and to enable the Company to leverage market opportunities based on risk-return parity. Our active management of currency risks minimized the impact in a volatile currency market. Our continued emphasis on credit risk management through periodic credit quality assessments and focused collection mechanisms resulted in the improvement of credit quality indicators. We continued our emphasis on talent management relating to attraction, retention, engagement and competency development. We further strengthened operational risk mitigation mechanisms in areas including information security, data protection, physical security, project service delivery and contracts management. Our periodic assessment and monitoring of business risk and regulatory environment resulted in timely deployment of appropriate mitigation measures.

The following risk management activities were conducted :

1. Top risk identification, tracking and review

- Annual risk survey across functions and subsidiaries to get inputs on key risks and prioritization. Subsequent discussions in the RC and the RMC for finalization of top risks
- Review of top risks in the RC and the RMC covering risk level, trend line, exposure, potential impact and progress of key mitigation actions
- Review discussions on key items from risk register by the RC and the RMC

2. Risk assessments and review

- Periodic assessment of business risk environment including analysis of top clients, counterparty exposures, competitive positioning and sovereign risk
- Risk assessment of regulatory environment, especially those relating to visa and taxation
- Assessment and review of financial risks such as currency risk, credit risk and liquidity
- Risk assessments in multiple areas including talent management, competitive positioning, service delivery, information security, intellectual property, physical security and business continuity
- Review of contractual compliance monitoring systems and account risk management systems in business units
- Evaluation of the company's ERM program with global best practices

CEO and CFO certification

To

The Board of Directors
Infosys Technologies Limited
Bangalore

We, S. Gopalakrishnan, Chief Executive Officer and Managing Director, and V. Balakrishnan, Chief Financial Officer of Infosys Technologies Limited, to the best of our knowledge and belief, certify that :

1. We have reviewed the Balance Sheet and Profit and Loss account (standalone and consolidated), and all the schedules and notes on accounts, as well as the Cash Flow statements, and the Directors' report.
2. Based on our knowledge and information, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements made.
3. Based on our knowledge and information, the financial statements, and other financial information included in this report, present in all material respects a true and fair view of the Company's affairs, the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report, and are in compliance with the existing accounting standards and / or applicable laws and regulations.
4. To the best of our knowledge and belief, no transactions entered into by the Company during the year are fraudulent, illegal or violative of the Company's Code of Conduct.
5. We are responsible for establishing and maintaining disclosure controls and procedures and internal controls over financial reporting for the Company, and we have :
   a. Designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared.
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP).
   c. Evaluated the effectiveness of the Company's disclosure, controls and procedures.
   d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.
6. We have disclosed, based on our most recent evaluation, wherever applicable, to the Company's auditors and the audit committee of the Company's Board of Directors (and persons performing the equivalent functions) :
   a. There were no deficiencies in the design or operation of internal controls, that could adversely affect the Company's ability to record, process, summarize and report financial data, and there have been no material weaknesses in internal controls over financial reporting including any corrective actions with regard to deficiencies.
   b. There were no significant changes in internal controls during the year covered by this report.
   c. All significant changes in accounting policies during the year, if any, and that the same have been disclosed in the *notes to the financial statements*.
   d. There were no instances of fraud of which we are aware, that involve the Management or other employees who have a significant role in the Company's internal control system.
7. In the event of any materially significant misstatements or omissions, we will return to the Company that part of any bonus or incentive or equity-based compensation, which was inflated on account of such errors.
8. We affirm that we have not denied any personnel, access to the audit committee of the Company (in respect of matters involving alleged misconduct) and we have provided protection to whistleblowers from unfair termination and other unfair or prejudicial employment practices.
9. We further declare that all Board members and senior managerial personnel have affirmed compliance with the Code of Conduct for the current year.

Bangalore
April 15, 2011

S. Gopalakrishnan
Chief Executive Officer and Managing Director

V. Balakrishnan
Chief Financial Officer

Auditors' report on abridged financial statements

To the Members of Infosys Technologies Limited

We have examined the abridged Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March, 2011 and the abridged Profit and Loss account and the Cash Flow statement for the year ended on that date, together with the notes thereon.

These abridged financial statements have been prepared by the Company pursuant to Rule 7A of the Companies (Central Government's) General Rules and Forms, 1956 and are based on the accounts of the Company for the year ended 31 March, 2011 prepared in accordance with Schedule VI to the Companies Act, 1956 and covered by our report dated 15 April, 2011 to the members of the Company which report is attached.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April, 2011

Auditors' report to the members of Infosys Technologies Limited

We have audited the attached Balance Sheet of Infosys Technologies Limited ('the Company') as at 31 March, 2011, the Profit and Loss account of the Company and the Cash Flow statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditors' Report) Order, 2003 ('the Order'), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 ('the Act'), we enclose in the *Annexure* a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the *Annexure* referred to above, we report that :

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss account and the Cash Flow statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e) on the basis of written representations received from the directors, as at 31 March, 2011 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March, 2011 from being appointed as a director in terms of Section 274 (1)(g) of the Act;

(f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

   (i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March, 2011;

   (ii) in the case of the Profit and Loss account, of the profit of the Company for the year ended on that date; and

   (iii) in the case of the Cash Flow statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April, 2011

Annexure to the auditors' report

The Annexure referred to in our report to the members of Infosys Technologies Limited ('the Company') for the year ended 31 March, 2011. We report that :

(i) (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.

(b) The Company has a regular program of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this program, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

(c) Fixed assets disposed of during the year were not substantial, and therefore, do not affect the going concern assumption.

(ii) The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4 (ii) of the Order is not applicable.

(iii) (a) The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 ('the Act'). The maximum amount outstanding during the year was ₹47.71 crore and the year-end balance of such loan amounted to ₹22.69 crore. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

(b) In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c) In the case of the loan granted to the body corporate listed in the register maintained under Section 301 of the Act, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and the loan is repayable on demand. Accordingly, paragraph 4 (iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d) There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act.

(e) The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4 (iii)(e) to 4 (iii)(g) of the Order are not applicable.

(iv) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v) (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of ₹5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi) The Company has not accepted any deposits from the public.

(vii) In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business.

(viii) The Central Government of India has not prescribed the maintenance of cost records under Section 209 (1)(d) of the Act for any of the services rendered by the Company.

(ix) (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted / accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income tax, Sales tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees' State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales tax, Wealth tax, Service tax and other material statutory dues were in arrears as at March 31, 2011 for a period of more than six months from the date they became payable.

(b) According to the information and explanations given to us, there are no material dues of Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to the information and explanations given to us, the following dues of Income tax, Sales tax, and Service tax, have not been deposited by the Company on account of disputes :

Name of the statute	Nature of dues	Amount (₹crore)	Period to which the amount relates	Forum where dispute is pending
Income Tax Act, 1961	Fringe benefit tax and interest demanded	2.28	Assessment year 2008-2009	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act, 1961	Income-tax, interest and penalty demanded	228.19°*	Assessment year 2007-2008	Commissioner of Income Tax (Appeals), Bangalore
Income Tax Act, 1961	Interest on Income-tax demanded	0.51	Assessment year 2006-2007	Commissioner of Income Tax (Appeals), Bangalore
KVAT Act, 2003	Sales tax, interest and penalty demanded	24.53*	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	0.31°*	April 2007 to March 2008	High Court of Andhra Pradesh
Service tax	Service tax demanded	2.58	January 2005 to March 2009	Appellate Tribunal, Bangalore
Service tax	Service tax and penalty demanded	23.15	February 2007 to March 2009	Appellate Tribunal, Bangalore

** Net of amounts paid under protest.*

° A stay order has been received against the amount disputed and not deposited.

(x) The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year.

(xi) The Company did not have any outstanding dues to any financial institution, banks or debenture holders during the year.

(xii) The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society.

(xiv) According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments.

(xv) According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions.

(xvi) The Company did not have any term loans outstanding during the year.

(xvii) The Company has not raised any funds on short-term basis.

(xviii) The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act.

(xix) The Company did not have any outstanding debentures during the year.

(xx) The Company has not raised any money by public issues during the year.

(xxi) According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants

Firm's registration number : 101248W



Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
15 April, 2011

Abridged financial statements

Statement containing salient features of Balance Sheet as per Section 219 (1) (b) (iv) of the Companies Act, 1956

Abridged Balance Sheet

as at March 31, *in ₹ crore*

	2011	2010
I. SOURCES OF FUNDS		
1. SHAREHOLDERS' FUNDS		
(a) Capital		
(i) Equity capital	287	287
(b) Reserves and surplus		
(i) Capital reserve	54	54
(ii) Share premium account	3,057	3,022
(iii) Revenue reserve	5,512	4,867
(iv) Surplus in Profit and Loss account	15,591	13,806
	24,501	22,036
2. DEFERRED TAX LIABILITIES	176	232
3. LOAN FUNDS	–	–
TOTAL OF (1) TO (3)	24,677	22,268
II. APPLICATION OF FUNDS		
1. FIXED ASSETS		
(a) Net block (original cost less depreciation)	4,056	3,779
(b) Capital work-in-progress	499	409
	4,555	4,188
2. INVESTMENTS		
(a) Investment in subsidiary companies – unquoted	1,202	1,125
(b) Others – unquoted	123	3,501
	1,325	4,626
3. DEFERRED TAX ASSETS	406	313
4. (I) CURRENT ASSETS, LOANS AND ADVANCES		
(a) Sundry debtors	4,212	3,244
(b) Cash and bank balances	13,665	9,797
(c) Loans and advances		
(i) To subsidiary companies	32	46
(ii) To others	4,835	3,852
	22,744	16,939
(II) LESS : CURRENT LIABILITIES AND PROVISIONS		
(a) Liabilities	1,880	1,763
(b) Provisions	2,473	2,035
NET CURRENT ASSETS (I-II)	18,391	13,141
TOTAL OF (1) TO (4)	24,677	22,268

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Abridged financial statements

Statement containing salient features of Profit and Loss account as per Section 219 (1)(b)(iv) of the Companies Act, 1956

Abridged Profit and Loss account

For the year ended March 31, *in ₹ crore*

	2011	2010
I. INCOME		
Income from software services and products	25,385	21,140
Interest	1,068	743
Dividend	18	101
Other income / (loss)	61	66
TOTAL	26,532	22,050
II. EXPENDITURE		
Software development expenses	3,196	2,317
Selling expenses	241	215
Salaries, wages and other employee benefits	12,448	10,340
Managerial remuneration	16	16
Depreciation and amortization	740	807
Auditors' remuneration	1	1
Provision for doubtful debts	3	(1)
Provision for post-sales client support and warranties	5	(2)
Other expenses	1,061	885
TOTAL	17,711	14,578
III. PROFIT BEFORE TAX AND EXCEPTIONAL ITEM (I-II)	8,821	7,472
IV. PROVISION FOR TAXATION	2,378	1,717
V. PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM (III-IV)	6,443	5,755
Income from sale of investments, net of taxes	–	48
	6,443	5,803
VI. DIVIDEND ON EQUITY SHARES		
Interim	574	573
30th year special dividend	1,722	–
Final dividend	1,149	861
Tax on dividend	568	240
VII. TRANSFER TO RESERVES / SURPLUS	2,430	4,129

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Abridged financial statements

Abridged Cash Flow statement

For the year ended March 31, *in ₹ crore*

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit before tax and exceptional item	8,821	7,472
Adjustments to reconcile net profit before tax to cash provided by operating activities		
Provision for investments	–	(9)
Depreciation and amortization	740	807
Interest and dividend income	(1,086)	(844)
Effect of exchange differences on translation of deferred tax liabilities	(6)	–
Effect of exchange differences on translation of foreign currency cash and cash equivalents	(5)	68
Changes in current assets and liabilities		
Sundry debtors	(968)	146
Loans and advances	(704)	(368)
Current liabilities and provisions	234	236
	7,026	7,508
Income taxes paid	(2,756)	(1,653)
NET CASH GENERATED BY OPERATING ACTIVITIES	4,270	5,855
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets and change in capital work-in-progress	(1,152)	(565)
Investments in subsidiaries	(77)	(120)
Investments in other securities	3,378	(3,497)
Interest and dividend received	1,086	831
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM	3,235	(3,351)
Proceeds on sale of long-term investments, net of taxes	–	53
NET CASH USED IN INVESTING ACTIVITIES	3,235	(3,298)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of share capital on exercise of stock options	24	88
Repayment of loan given to subsidiary	14	5
Dividends paid including residual dividend	(3,156)	(1,346)
Dividend tax paid	(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES	(3,642)	(1,481)
Effect of exchange differences on translation of foreign currency cash and cash equivalents	5	(68)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,868	1,008
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	11,297	10,289
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	15,165	11,297

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Notes to the abridged financial statements for the year ended March 31, 2011

1. Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority-owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Company Limited ('Infosys China'), Infosys Consulting, Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C. V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

(Note 23 in the Notes to Accounts of the annual standalone financial statements)

2. Notes on accounts

Amounts in the abridged financial statements are presented in Indian rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in *note 11*. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

(Note 23.2 in the Notes to Accounts of the annual standalone financial statements).

3. Capital commitments and contingent liabilities

in ₹ crore

Particulars	As at March 31,			
		2011		2010
Estimated amount of unexecuted capital contracts (net of advances and deposits)		742		267
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		3		3
Claims against the Company, not acknowledged as debts [1] [Net of amount paid to statutory authorities ₹469 crore (₹241 crore)]		271		28
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	500	2,230	228	1,024
In Euro	20	127	16	97
In GBP	10	72	7	48
In AUD	10	46	3	12
Options contracts outstanding				
In USD	–	–	200	898
		2,475		2,079

[1] *Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of ₹671 crore (₹214 crore), including interest of ₹177 crore (₹39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax (Appeals), Bangalore.*

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations. (Note 23.2.2 in the Notes of Accounts of the annual standalone financial statements)

4. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

(Note 23.2.3 in the Notes to Accounts of the annual standalone financial statements)

5. Related party transactions

List of related parties

Name of subsidiaries	Country	Holding as at March 31,	
		2011	2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China [1]	China	100%	100%
Infosys Consulting	U.S.	100%	100%
Infosys Mexico [2]	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai [3]	China	100%	–
Infosys Brasil [4]	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys BPO s.r.o [5]	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o [5]	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited [5]	Thailand	–	99.98%
Infosys Consulting India Limited [6]	India	100%	100%
McCamish Systems LLC [5][7]	U.S.	99.98%	99.98%

[1] *During the year ended March 31, 2011, the Company made an additional investment of ₹42 crore (US$ 9 million) in Infosys China, which is a wholly owned subsidiary. As of March 31, 2011, and March 31, 2010, the Company has invested an aggregate of ₹107 crore (US$ 23 million) and ₹65 crore (US$ 14 million) respectively, in the subsidiary.*

[2] *During the year ended March 31, 2011, the Company made an additional investment of ₹14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2011, and March 31, 2010, the Company has invested an aggregate of ₹54 crore (Mexican Peso 150 million) and ₹40 crore (Mexican Peso 110 million) respectively, in the subsidiary.*

[3] *On February 21, 2011, the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested ₹11 crore (US$ 3 million) in the subsidiary. As of March 31, 2011, the Company has invested an aggregate of ₹11 crore (US$ 3 million) in the subsidiary.*

[4] *During the year ended March 31, 2011, the Company made an additional investment of ₹10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011, and March 31, 2010, the Company has invested an aggregate of ₹38 crore (BRL 15 million) and ₹28 crore (BRL 11 million) respectively, in the subsidiary*

[5] *Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.*

(6) During the year ended March 31, 2010, Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011, and March 31, 2010, Infosys Consulting has invested an aggregate of ₹1 crore in the subsidiary.

(7) During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of ₹173 crore and a contingent consideration of ₹67 crore. The acquisition was accounted as a business combination which resulted in goodwill of ₹227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries.

Details of amounts due to or due from as at March 31, 2011 and March 31, 2010 :

in ₹crore

Particulars	As at March 31,	
	2011	2010
Loans and advances		
Infosys China	23	46
Infosys Brasil	9	–
Sundry debtors		
Infosys China	39	19
Infosys Australia	5	7
Infosys Mexico	1	1
Infosys Consulting	24	26
Infosys Brasil	–	1
Infosys BPO (including subsidiaries)	3	2
Sundry creditors		
Infosys China	32	18
Infosys Australia	–	20
Infosys BPO (including subsidiaries)	3	7
Infosys Consulting	17	43
Infosys Consulting India	1	1
Infosys Mexico	1	5
Infosys Sweden	1	1
Deposit taken for shared services		
Infosys BPO	7	7

The details of the related party transactions entered into by the Company and maximum dues from subsidiaries for the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹crore

Particulars	Year ended March 31,	
	2011	2010
Capital transactions :		
Financing transactions		
Infosys Consulting	–	50
Infosys China	42	–
Infosys Shanghai	11	–
Infosys Mexico	14	18
Infosys Brasil	10	28
Infosys Public Services	–	24
Loans / Advances		
Infosys Brasil	9	–
Infosys China	(23)	–
Revenue transactions :		
Purchase of services		
Infosys Australia	889	634
Infosys China	240	134
Infosys Consulting	353	378
Infosys Consulting India	5	–
Infosys Sweden	12	11
Infosys BPO (including subsidiaries)	17	3
Infosys Brasil	3	5
Infosys Mexico	49	45
Purchase of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	114	53
Interest income		
Infosys China	2	3
Sale of services		
Infosys Australia	33	25
Infosys China	6	10
Infosys Consulting	73	25
Infosys BPO (including subsidiaries)	21	–
Sale of shared services including facilities and personnel		
Infosys BPO (including subsidiaries)	78	71
Infosys Consulting	4	4
Maximum balances of loans and advances		
Infosys Australia	81	51
Infosys China	48	48
Infosys Brasil	9	–
Infosys BPO (including subsidiaries)	–	4
Infosys Mexico	4	4
Infosys Consulting	35	35

During the year ended March 31, 2011, an amount of nil (₹34 crore for the year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2011, an amount of ₹12 crore (₹23 crore for the year ended March 31, 2010) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

(Note 23.2.7 in the Notes to Accounts of the annual standalone financial statements)

6. Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 12.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including the managing director) is as follows :

in ₹crore

Particulars	Year ended March 31,	
	2011	2010
Whole-time directors		
Salary	2	2
Contribution to provident and other funds	1	–
Perquisites and incentives	6	7
Total remuneration	9	9
Non-whole-time directors		
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors are as follows :

in ₹crore

Particulars	Year ended March 31, 2011	Year ended March 31, 2010
Net profit after tax and before exceptional item	6,443	5,755
Add :		
Whole-time directors' remuneration	9	9
Commission to non-whole-time-directors	6	6
Provision for bad and doubtful debts	3	(1)
Provision for doubtful loans and advances	–	–
Depreciation as per books of accounts	740	807
Provision for taxation	2,378	1,717
	9,579	8,293
Less :		
Depreciation as envisaged under Section 350 of the Companies Act [1]	740	807
Net profit on which commission is payable	8,839	7,486
Commission payable to non-whole-time-directors :		
Maximum allowed as per the Companies Act, 1956 at 1%	88	75
Maximum approved by the share holders at 1% (1%)	88	75
Commission approved by the Board	6	6

[1] *The Company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum prescribed by Schedule XIV.*

During the year ended March 31, 2011 and March 31, 2010, Infosys BPO has provided for commission of ₹0.12 crore and ₹0.12 crore to a non-whole-time director of Infosys.

(Note 23.2.8 in the Notes to Accounts of the annual standalone financial statements).

7. Dues to micro, small and medium enterprises

The Company has no dues to micro and small enterprises during the year ended March 31, 2011 and March 31, 2010 and as at March 31, 2011 and March 31, 2010.

(Note 23.2.24 in the Notes to Accounts of the annual standalone financial statements)

8. Aggregate fair value of unquoted investments

As at March 31, 2011 and March 31, 2010, the aggregate fair value of unquoted investments is ₹119 crore and ₹3,497.

(Note 23.2.15 in the Notes to Accounts of the annual standalone financial statements)

9. Cash and cash equivalents

in ₹crore

Particulars	As at March 31, 2011	As at March 31, 2010
As per the Balance Sheet	13,665	9,797
Add : Deposits with financial institutions (excluding interest accrued but not due) [1]	1,500	1,500
	15,165	11,297

[1] *Excludes restricted deposits held with Life Insurance Corporation of India of ₹344 crore (₹281 crore) for funding leave liability.*

10. Important ratios

Ratio	Year ended March 31, 2011	Year ended March 31, 2010
Sales to total assets ratio	1.03	0.95
Operating profit / average capital employed ratio (%)	32.98	32.89
Return on average net worth – before exceptional item (%)	27.69	28.89
Return on average net worth – after exceptional item (%)	27.69	29.13
Profit after tax to sales ratio – before exceptional item (%)	25.38	27.22
Profit after tax to sales ratio – after exceptional item (%)	25.38	27.45

11. Details of rounded off amounts

The abridged financial statements are represented in ₹crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the abridged financial statement due to rounding off to the nearest ₹crore are given as follows :

Balance Sheet items

in ₹crore

Schedule	Description	As at March 31, 2011	As at March 31, 2010
5	Related party transactions		
	Debtors		
	Infosys BPO s.r.o.	–	0.04
	Infosys Consulting India	0.29	–
	Infosys Thailand	–	0.04
	Infosys Sweden	–	0.08
	Infosys Public Services	0.11	–
	Infosys Brasil	–	0.62
	Creditors		
	Infosys Brasil	0.14	0.16
	Infosys Mexico	0.31	–
	Infosys Thailand	–	0.02

Profit & Loss items

in ₹crore

Schedule	Description	Year ended March 31, 2011	Year ended March 31, 2010
5	Related party transactions		
	Revenue transactions		
	Purchase of services – Infosys BPO s.r.o.	–	0.44
	Purchase of services – Infosys BPO (Poland)	0.41	0.03
	Purchase of services – Infosys Brasil	0.35	–

(Note 23.3 in the Notes to Accounts of the annual standalone financial statements)

12. Transactions with key management personnel

Key management personnel comprises of directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total remuneration
Co-Chairman				
Nandan M. Nilekani [(1)]	–	–	–	–
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director				
S. D. Shibulal	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time Directors				
K. Dinesh	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01
T. V. Mohandas Pai	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13
Srinath Batni	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41
Executive Council Members				
Chief Financial Officer				
V. Balakrishnan	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Ashok Vemuri	2.22	–	3.10	5.32
	2.09	–	2.79	4.88
Chandra Shekar Kakal	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07
B. G. Srinivas	1.94	–	2.99	4.93
	1.81	–	2.75	4.56
Subhash B. Dhar	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73

[(1)] *Effective July 9, 2009, Nandan M. Nilekani has relinquished the positions of Co-Chairman and Member of the Board.*

Particulars of remuneration and other benefits of non-executive / independent directors for the year ended March 31, 2011 and March 31, 2010 are as follows :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Independent Directors				
Deepak M. Satwalekar	0.59	–	0.01	0.60
	0.60	–	–	0.60
Prof. Marti G. Subrahmanyam	0.79	–	0.23	1.02
	0.65	–	0.20	0.85
Dr. Omkar Goswami	0.51	–	0.03	0.54
	0.52	–	0.03	0.55
Claude Smadja [(1)]	0.23	–	0.09	0.32
	0.59	–	0.25	0.84
Rama Bijapurkar [(2)]	0.04	–	–	0.04
	0.49	–	0.02	0.51
Sridar A. Iyengar	0.69	–	0.24	0.93
	0.62	–	0.21	0.83
David L. Boyles	0.65	–	0.34	0.99
	0.59	–	0.15	0.74
Prof. Jeffrey S. Lehman	0.67	–	0.13	0.80
	0.61	–	0.24	0.85
K. V. Kamath	0.56	–	0.01	0.57
	0.39	–	0.02	0.41
R. Seshasayee [(3)]	0.10	–	–	0.10
	–	–	–	–
Non-executive Chairman and Chief mentor				
N. R. Narayana Murthy	0.61	–	–	0.61
	0.57	–	–	0.57

[(1)] *Retired from the Board effective August 30, 2010*
[(2)] *Resigned from the Board effective April 13, 2010*
[(3)] *Joined the Board effective January 13, 2011*
(Note 23.4 in the Notes to Accounts of the annual standalone financial statements)

Balance Sheet abstract and the Company's general business profile

Amount in ₹crore, except per share data

I. Registration details

CIN	L85110KA1992PLC013115		
Registration no.	13115	State code	08
Balance Sheet date	31 (Date) 03 (Month) 11 (Year)		

II. Capital raised during the year

Public issue	NIL	Rights issue	NIL
Bonus issue	NIL	Private placement	NIL
Preferential offer of shares under the Employee Stock Option Plan scheme [(1)]	24		

III. Position of mobilization and deployment of funds

Total liabilities	24677	Total assets	24677

Sources of funds

Paid-up capital	287	Reserves and surplus	24214
Secured loans	NIL	Unsecured loans	NIL
Deferred tax liabilities	176		

Application of funds

Net fixed assets	4555	Investments	1325
Net current assets	18391	Deferred tax assets	406
Miscellaneous expenditure	NIL	Accumulated losses	NIL

IV. Performance of the Company

Income from software services and products	25385	Other Income	1147
Total income	26532	Total expenditure	17711
Profit before tax	8821	Profit after tax	6443
Earning per share (Basic) (₹)	112.26	Earning per share (Diluted) (₹)	112.22
Dividend rate (%) (Equity share of par value ₹5/- each) [(2)]	1200		

V. Generic names of principal product / services of the Company

(as per monetary terms)

Item code no. (ITC Code)	85249009
Product description	COMPUTER SOFTWARE

[(1)] *Issue of shares arising on the exercise of options granted to employees under the Company's (no.) – 1998 Plan : 1,88,675; 1999 Plan : 1,37,692*
[(2)] *Including 600% of 30th year special dividend*

	N. R. Narayana Murthy *Chairman and Chief Mentor*	S. Gopalakrishnan *Chief Executive Officer and Managing Director*	S. D. Shibulal *Chief Operating Officer and Director*	Deepak M. Satwalekar *Director*
	Prof. Marti G. Subrahmanyam *Director*	Dr. Omkar Goswami *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*
	Prof. Jeffrey S. Lehman *Director*	K. V. Kamath *Director*	R. Seshasayee *Director*	K. Dinesh *Director*
Bangalore April 15, 2011	T. V. Mohandas Pai *Director*	Srinath Batni *Director*	V. Balakrishnan *Chief Financial Officer*	K. Parvatheesam *Company Secretary*

Consolidated financial statements

Auditors' report

To the board of directors of Infosys Technologies Limited

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited ('the Company') and subsidiaries (collectively referred to as the 'Infosys Group') as at 31 March, 2011, the consolidated Profit and Loss Account of the Infosys Group for the year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India :

(a) in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2011;
(b) in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the year ended on that date; and
(c) in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership number : 32815

Bangalore
April 15, 2011

Consolidated Balance Sheet

As at March 31, | in ₹ crore

	Schedule	2011	2010
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share capital	1	286	286
Reserves and surplus	2	25,690	22,763
		25,976	23,049
DEFERRED TAX LIABILITIES	5	176	232
MINORITY INTEREST		–	–
		26,152	23,281
APPLICATION OF FUNDS			
FIXED ASSETS	3		
Original cost		8,501	7,839
Less : Accumulated depreciation and amortization		3,266	2,893
Net book value		5,235	4,946
Add : Capital work-in-progress		525	409
		5,760	5,355
INVESTMENTS	4	144	3,702
DEFERRED TAX ASSETS	5	497	432
CURRENT ASSETS, LOANS AND ADVANCES			
Sundry debtors	6	4,653	3,494
Cash and bank balances	7	15,095	10,556
Loans and advances	8	5,320	4,197
		25,068	18,247
LESS : CURRENT LIABILITIES AND PROVISIONS			
Current liabilities	9	2,677	2,343
Provisions	10	2,640	2,112
NET CURRENT ASSETS		19,751	13,792
		26,152	23,281
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note : The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Consolidated Profit and Loss account

For the year ended March 31, *in ₹ crore, except per share data*

	Schedule	2011	2010
Income from software services, products and business process management		27,501	22,742
Software development and business process management expenses	11	15,054	12,071
GROSS PROFIT		12,447	10,671
Selling and marketing expenses	12	1,512	1,184
General and administration expenses	13	1,967	1,626
		3,479	2,810
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		8,968	7,861
Depreciation		854	905
OPERATING PROFIT BEFORE MINORITY INTEREST		8,114	6,956
Other income, net	14	1,211	934
Provision for investments		–	(9)
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		9,325	7,899
Provision for taxation *(refer to note 24.2.8)*	15	2,490	1,681
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		6,835	6,218
Income from sale of investments, net of taxes *(refer to note 24.2.22)*		–	48
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		6,835	6,266
Minority interest		–	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		6,835	6,266
Balance Brought Forward		14,371	10,560
Add : Intercompany dividend		16	–
		14,387	10,560
AMOUNT AVAILABLE FOR APPROPRIATION		21,222	16,826
Interim dividend		574	573
Interim dividend – 30th year special dividend		1,722	–
Final dividend		1,149	861
Total dividend		3,445	1,434
Dividend tax		568	240
Amount transferred to general reserve		1,245	780
Amount transferred to capital reserve		–	48
Balance in Profit and Loss account		15,964	14,324
		21,222	16,826
EARNINGS PER SHARE			
Equity shares of par value ₹5/- each			
Before exceptional item			
Basic		119.66	108.99
Diluted		119.63	108.87
After exceptional item			
Basic		119.66	109.84
Diluted		119.63	109.72
Number of shares used in computing earnings per share [1]			
Basic		57,11,80,050	57,04,75,923
Diluted		57,13,68,358	57,11,16,031
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Notes : The schedules referred to above form an integral part of the consolidated Profit and Loss account.

[1] Refer to note 24.2.16

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna *Partner* Membership No. 32815	N. R. Narayana Murthy *Chairman and Chief Mentor*	S. Gopalakrishnan *Chief Executive Officer and Managing Director*	S. D. Shibulal *Chief Operating Officer and Director*	Deepak M. Satwalekar *Director*
	Prof. Marti G. Subrahmanyam *Director*	Dr. Omkar Goswami *Director*	Sridar A. Iyengar *Director*	David L. Boyles *Director*
	Prof. Jeffrey S. Lehman *Director*	K. V. Kamath *Director*	R. Seshasayee *Director*	K. Dinesh *Director*
Bangalore April 15, 2011	T. V. Mohandas Pai *Director*	Srinath Batni *Director*	V. Balakrishnan *Chief Financial Officer*	K. Parvatheesam *Company Secretary*

Consolidated Cash Flow statement

For the year ended March 31, *in ₹ crore*

	Schedule	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES			
Net profit before tax, minority interest and exceptional item		9,325	7,899
Adjustments to reconcile net profit before tax to cash provided by operating activities			
(Profit) / loss on sale of fixed assets		–	(2)
Provision for investments		–	(9)
Depreciation		854	905
Interest and dividend income		(1,154)	(881)
Effect of exchange differences on translation of deferred tax liability		(8)	
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(45)	31
Effect of exchange differences on translation of subsidiaries		54	54
Changes in current assets and liabilities			
Sundry debtors	16	(1,159)	194
Loans and advances	17	(758)	(438)
Current liabilities and provisions	18	489	187
		7,598	7,940
Income taxes paid	19	(2,846)	(1,753)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,752	6,187
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of fixed assets and change in capital work-in-progress	20	(1,305)	(658)
Payment for acquisition of business, net of cash acquired		(3)	(173)
Investments in / (disposal) of securities	21	3,558	(3,698)
Proceeds from disposal of fixed assets		–	2
Interest and dividend received	22	1,148	871
Cash flow from investing activities before exceptional item		3,398	(3,656)
Proceeds on sale of long-term investments, net of taxes *(refer to note 24.2.22)*		–	53
NET CASH USED IN INVESTING ACTIVITIES		3,398	(3,603)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of share capital on exercise of stock options		24	89
Dividends paid including net of intercompany dividend		(3,140)	(1,346)
Dividend tax paid		(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES		(3,640)	(1,485)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		45	(31)
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,555	1,068
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		12,111	10,993
Add : Opening balance of cash and cash equivalents arising on consolidation of controlled trusts		–	50
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23	16,666	12,111
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24		

Note : The schedules referred to above form an integral part of the consolidated Cash Flow statement.

As per our report attached

for B S R & Co.
Chartered Accountants
Firm's registration number : 101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

N. R. Narayana Murthy
Chairman and Chief Mentor

S. Gopalakrishnan
Chief Executive Officer and Managing Director

S. D. Shibulal
Chief Operating Officer and Director

Deepak M. Satwalekar
Director

Prof. Marti G. Subrahmanyam
Director

Dr. Omkar Goswami
Director

Sridar A. Iyengar
Director

David L. Boyles
Director

Prof. Jeffrey S. Lehman
Director

K. V. Kamath
Director

R. Seshasayee
Director

K. Dinesh
Director

Bangalore
April 15, 2011

T. V. Mohandas Pai
Director

Srinath Batni
Director

V. Balakrishnan
Chief Financial Officer

K. Parvatheesam
Company Secretary

Schedules to the consolidated Balance Sheet

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
1 SHARE CAPITAL		
Authorized		
Equity shares, ₹5/- par value 60,00,00,000 (60,00,00,000) equity shares	300	300
Issued, subscribed and paid up		
Equity shares, ₹5/- par value [1] 57,41,51,559 (57,38,25,192) equity shares fully paid up	287	287
Less : 28,33,600 (28,33,600) shares held by Controlled Trusts	1	1
	286	286
[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]		
	286	286

Notes : Forfeited shares amounted to ₹1,500/- (₹1,500/-)

[1] For details of options in respect of equity shares, refer to note 24.2.7 and also refer to note 24.2.16 for details of basic and diluted shares.

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
2 RESERVES AND SURPLUS		
Capital reserve	54	6
Add : Transfer from Profit and Loss account *(refer to note 24.2.22)*	–	48
	54	54
Foreign currency translation reserve	101	47
Share premium account – As at April 1,	3,027	2,925
Add : Share premium arising on consolidation of controlled trusts	–	4
Receipts on exercise of employee stock options	24	88
Income tax benefit arising from exercise of stock options	11	10
	3,062	3,027
General reserve – As at April 1,	5,264	4,484
Add : Transfer from Profit and Loss account	1,245	780
	6,509	5,264
Balance in Profit and Loss account	15,964	14,324
Add : Corpus of the controlled trusts	–	47
	15,964	14,371
	25,690	22,763

3 FIXED ASSETS

in ₹ crore, except as otherwise stated

Particulars	Original cost				Depreciation and amortization				Net book value	
	As at April 1, 2010	Additions / Adjustments	Deletions / Retirement / Adjustments	As at March 31, 2011	As at April 1, 2010	For the year	Deletions / Adjustments	As at March 31, 2011	As at March 31, 2011	As at March 31, 2010
Goodwill	916	–	–	916	–	–	–	–	916	916
Land : Freehold	178	229	–	407	–	–	–	–	407	178
Leasehold	149	–	3	146	–	–	–	–	146	149
Buildings [1]	3,300	326	–	3,626	745	233	–	978	2,648	2,555
Plant and machinery [2]	1,263	169	146	1,286	648	238	147	739	547	615
Computer equipment [2]	1,251	294	214	1,331	1,046	236	213	1,069	262	205
Furniture and fixtures [2]	710	78	113	675	403	124	112	415	260	307
Leasehold improvements	55	48	8	95	37	22	9	50	45	18
Vehicles	5	2	–	7	2	1	–	3	4	3
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	7,839	1,146	484	8,501	2,893	854	481	3,266	5,235	4,946
Previous year	7,093	1,175	429	7,839	2,416	905	428	2,893	4,946	

Notes : [1] Buildings include ₹250/- being the value of 5 shares of ₹50/- each in Mittal Towers Premises Co-operative Society Limited.

[2] During the years ended March 31, 2011 and March 31, 2010, certain assets which were old and not in use having gross book value of ₹488 crore and ₹387 crore respectively, (net book value nil) were retired.

As at March 31,	2011	2010
4 INVESTMENTS [1]		
Long-term investments – at cost		
Trade (unquoted)		
Other investments	6	7
Less : Provision made for investments	2	3
	4	4
Current investments – at the lower of cost and fair value		
Non-trade (unquoted)		
Liquid mutual fund units	21	2,518
Certificates of deposit	119	1,180
	140	3,698
	144	3,702
Aggregate amount of unquoted investments	144	3,702

[1] Refer to note 24.2.11

As at March 31,	2011	2010
5 DEFERRED TAXES		
Deferred tax assets		
Fixed assets	253	217
Sundry debtors	20	28
Others	224	187
	497	432
Deferred tax liabilities		
Branch profit tax	176	232
	176	232

Schedules to the consolidated Balance Sheet

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
6 SUNDRY DEBTORS		
Debts outstanding for a period exceeding six months		
Unsecured		
Considered good	–	–
Considered doubtful	67	81
Other debts		
Unsecured		
Considered good [1]	4,653	3,494
Considered doubtful	19	21
	4,739	3,596
Less : Provision for doubtful debts	86	102
	4,653	3,494
[1] *Includes dues from companies where our directors are interested*	2	11

As at March 31,	2011	2010
8 LOANS AND ADVANCES		
Unsecured, considered good		
Advances		
Prepaid expenses	67	39
For supply of goods and rendering of services	36	19
Withholding and other taxes receivable	548	343
Others	24	30
	675	431
Unbilled revenues	1,243	841
Advance income taxes	993	667
MAT credit entitlement (*refer to note 24.2.8*)	63	42
Interest accrued and not due	25	19
Loans and advances to employees		
Housing and other loans	47	38
Salary advances	94	73
Electricity and other deposits	63	63
Rental deposits	43	36
Deposits with financial institutions (*refer to note 24.2.9*) [1]	2,008	1,892
Mark-to-market gain on forward and options contracts	66	95
	5,320	4,197
Unsecured, considered doubtful		
Loans and advances to employees	3	3
	5,323	4,200
Less : Provision for doubtful loans and advances to employees	3	3
	5,320	4,197
[1] *Includes balance held by controlled trusts (refer to note 24.2.21.b)*	86	21

in ₹ crore, except as otherwise stated

As at March 31,	2011	2010
7 CASH AND BANK BALANCES [1]		
Cash on hand	–	–
Balances with scheduled banks [2]		
In current accounts [3]	225	175
In deposit accounts	13,610	9,092
Balances with non-scheduled banks		
In deposit accounts	708	336
In current accounts	552	953
	15,095	10,556
[1] *Refer to note 24.2.20 for details of balances with scheduled and non-scheduled banks*		
[2] *Includes balance held by controlled trusts (refer to note 24.2.21.b)*	89	48
[3] *Includes balance in unclaimed dividend account (refer to note 24.2.21.a)*	3	2

As at March 31,	2011	2010
9 CURRENT LIABILITIES		
Sundry creditors		
Goods and services	44	10
Accrued salaries and benefits		
Salaries	83	55
Bonus and incentives	649	594
For other liabilities		
Provision for expenses	791	645
Retention monies	26	72
Withholding and other taxes payable	329	250
Payable for acquisition of business	65	68
Gratuity obligation – unamortized amount	22	26
Others	6	8
	2,015	1,728
Advances received from clients	22	8
Payable by controlled trusts	119	74
Unearned revenue	518	531
Unclaimed dividend [1]	3	2
	2,677	2,343
[1] *Refer to note 24.2.21.a*		

As at March 31,	2011	2010
10 PROVISIONS		
Proposed dividend	1,149	861
Provision for		
Tax on dividend	187	143
Income taxes [1]	817	724
Unavailed leave	399	302
Post-sales client support and warranties [2]	88	82
	2,640	2,112

[1] *Refer to note 24.2.8*
[2] *Refer to note 24.2.17*

Schedules to consolidated Profit and Loss account

in ₹ crore, except as otherwise stated

For the year ended March 31,	2011	2010
11 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES		
Salaries and bonus including overseas staff expenses	12,460	10,285
Contribution to provident and other funds	420	281
Staff welfare	91	44
Technical sub-contractors	603	372
Software packages for own use	350	336
Third party items bought for service delivery to clients	139	17
Overseas travel expenses	690	488
Communication expenses	82	83
Rent	90	73
Computer maintenance	53	29
Consumables	27	25
Provision for post-sales client support and warranties	5	(2)
Miscellaneous expenses	44	40
	15,054	12,071
12 SELLING AND MARKETING EXPENSES		
Salaries and bonus including overseas staff expenses	1,208	928
Contribution to provident and other funds	7	4
Staff welfare	3	2
Overseas travel expenses	121	99
Travel and conveyance	7	7
Brand building	74	57
Commission charges	15	16
Professional charges	16	23
Rent	17	15
Marketing expenses	22	15
Telephone charges	15	11
Printing and stationery	1	1
Sales promotion	1	1
Communication expenses	2	3
Miscellaneous expenses	3	2
	1,512	1,184

in ₹ crore, except as otherwise stated

For the year ended March 31,	2011	2010
13 GENERAL AND ADMINISTRATION EXPENSES		
Salaries and bonus including overseas staff expenses	638	520
Contribution to provident and other funds	29	21
Staff welfare	–	–
Overseas travel expenses	28	23
Travel and conveyance	108	75
Telephone charges	138	128
Professional charges	328	255
Power and fuel	167	145
Office maintenance	222	165
Guest house maintenance	9	4
Insurance charges	33	31
Printing and stationery	13	11
Rates and taxes	54	31
Donations	1	44
Rent	39	37
Advertisements	7	3
Professional membership and seminar participation fees	12	9
Repairs to building	45	34
Repairs to plant and machinery	36	32
Postage and courier	13	12
Books and periodicals	4	4
Recruitment and training	2	2
Provision for bad and doubtful debts	2	–
Provision for doubtful loans and advances	2	1
Commission to non-whole-time directors	6	6
Auditor's remuneration	–	
Statutory audit fees	2	2
Bank charges and commission	2	2
Freight charges	2	1
Research grants	18	23
Miscellaneous expenses	7	5
	1,967	1,626
14 OTHER INCOME, NET		
Interest received on deposits with banks and others [1]	1,133	775
Dividend received on investment in liquid mutual funds (non-trade unquoted)	21	106
Miscellaneous income, net *(refer to note 24.2.10)*	15	23
Gains / (losses) on foreign currency	42	30
	1,211	934
[1] Includes tax deducted at source	94	97
15 PROVISION FOR TAXATION		
Income taxes [1]	2,624	2,059
MAT credit entitlement	(21)	(307)
Deferred taxes [2]	(113)	(71)
	2,490	1,681

[1] Refer to note 24.2.8

[2] Excludes translation difference of ₹ 8 crore on deferred tax liabilities

Schedules to consolidated Cash Flow statement

in ₹ crore, except as otherwise stated

For the year ended March 31,	2011	2010
16 CHANGE IN SUNDRY DEBTORS		
As per the Balance Sheet	4,653	3,494
Less : Opening balance considered	3,494	3,672
Sundry debtors pertaining to acquired business	–	16
	1,159	(194)

17 CHANGE IN LOANS AND ADVANCES		
As per the Balance Sheet [1]	5,320	4,197
Less : Gratuity obligation – unamortized amount relating to plan amendment [2]	22	26
Deposits with financial institutions, included in cash and cash equivalents [3]	1,571	1,555
MAT credit entitlement	63	42
Advance income taxes	993	667
Interest accrued and not due	25	19
	2,646	1,888
Less : Opening balance considered	1,888	1,388
Opening balance of loans and advances pertaining to controlled trusts and acquired business	–	62
	758	438

[1] *Net of gratuity transitional liability*
[2] *Refer to note 24.2.18*
[3] *Excludes restricted deposits held with LIC of ₹437 crore (₹337 crore) for funding employee related obligations*

18 CHANGE IN CURRENT LIABILITIES AND PROVISIONS		
As per the Balance Sheet	5,317	4,455
Less : Unclaimed dividend	3	2
Gratuity obligation – unamortized amount relating to plan amendment	22	26
Retention monies	26	72
Payable for acquisition of business	65	68
Provisions considered separately in cash flow statement		
Dividends	1,149	861
Tax on dividend	187	143
Income taxes	817	724
	3,048	2,559
Less : Opening balance considered	2,559	2,298
Opening Balance of current liabilities and provisions pertaining to controlled trusts and acquired business	–	74
	489	187

in ₹ crore, except as otherwise stated

For the year ended March 31,	2011	2010
19 INCOME TAXES PAID		
Charge as per the Profit and Loss account	2,490	1,681
Add : Increase / (Decrease) in advance income taxes	326	393
Increase / (Decrease) in deferred taxes [1]	113	74
Increase / (Decrease) in MAT credit entitlement	21	(242)
Less : (Increase) / Decrease in income tax provision	93	143
Income tax benefits arising from exercise of stock options	11	10
	2,846	1,753

[1] *Excludes translation difference of ₹8 crore on deferred tax liabilities*

20 PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS		
Additions as per Balance Sheet [1]	1,143	943
Less : Opening capital work-in-progress	409	677
Add : Closing capital work-in-progress	525	409
Add : Opening retention monies	72	55
Less : Closing retention monies	26	72
	1,305	658

[1] *Net of ₹3 crore movement in land from leasehold to free-hold upon acquisition as at March 31, 2011 and excludes goodwill of ₹227 crore and net fixed assets of ₹5 crore pertaining to acquired business as at March 31, 2010.*

21 INVESTMENTS IN / (DISPOSAL OF) SECURITIES [1]		
As per the Balance Sheet	140	3,698
Less : Opening balance considered	3,698	–
	(3,558)	3,698

[1] *Refer to note 24.2.11 for details of investments and redemptions*

22 INTEREST AND DIVIDEND RECEIVED		
Interest and dividend income as per Profit and Loss account	1,154	881
Add : Opening interest accrued but not due	19	6
Less : Closing interest accrued but not due [1]	25	16
	1,148	871

[1] *Excludes ₹3 crore pertaining to controlled trusts as of March 31, 2010*

23 CASH AND CASH EQUIVALENTS AT THE END		
As per the Balance Sheet	15,095	10,556
Add : Deposits with financial institutions (excluding interest accrued and not due) [1]	1,571	1,555
	16,666	12,111

[1] *Excludes restricted deposits held with LIC of ₹437 crore (₹337 crore) for funding employee related obligations*

Schedules to the consolidated financial statements for the year ended March 31, 2011

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ('Infosys' or 'the Company') along with its majority owned and controlled subsidiary, Infosys BPO Limited ('Infosys BPO') and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ('Infosys Australia'), Infosys Technologies (China) Company Limited ('Infosys China'), Infosys Consulting, Inc. ('Infosys Consulting'), Infosys Technologies S. de R. L. de C.V. ('Infosys Mexico'), Infosys Technologies (Sweden) AB ('Infosys Sweden'), Infosys Tecnologia do Brasil Ltda ('Infosys Brasil'), Infosys Public Services, Inc., U.S. ('Infosys Public Services') and Infosys Technologies (Shanghai) Company Limited ('Infosys Shanghai') and controlled trusts is a leading global technology services corporation. The group of companies ('the Group') provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, 'Consolidated Financial statements'. The financial statements of Infosys – the parent Company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and controlled trusts have been combined on a line-by-line basis by adding together book values of items like assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain / loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements for the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss that had been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed-price, fixed-timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to the measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty as to the measurement or the ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising out of the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met,

or if the amount thereof cannot be estimated reliably, then the discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight-line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group's right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased / sold during the period is proportionately charged. Individual low cost assets (acquired for less than ₹5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of the Company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ('the Trust'). In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, 'Employee Benefits'. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated Profit and Loss account in the period in which they arise.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia are also eligible for superannuation benefit. Infosys BPO and Infosys Australia makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO has no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

24.1.7.c. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions

24.1.7.d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the Profit or Loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in 'Reserves and Surplus'. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to Profit or Loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, 'Financial Instruments : Recognition and Measurement', to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the Profit or Loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account for that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in a situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprises of cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.1.16. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in the Profit and Loss account over the lease term.

24.1.17. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in the Profit and Loss statement on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the Profit and Loss statement over the periods necessary to match them with the related costs which they are intended to compensate.

24.2. Notes on Accounts

Amounts in the financial statements are presented in Indian rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 24.3. All exact amounts are stated with the suffix '/-'. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in ₹crore

Particulars	Year ended March 31,	
	2011	2010
Salaries and bonus including overseas staff expenses	14,306	11,733
Contribution to provident and other funds	456	306
Staff welfare	94	46
Overseas travel expenses	839	610
Travel and conveyance	115	82
Technical sub-contractors	603	372
Software packages for own use	350	336
Third party items bought for service delivery to clients	139	17
Professional charges	344	278
Telephone charges	153	139
Communication expenses	84	86
Power and fuel	167	145
Office maintenance	222	165
Guesthouse maintenance	9	4
Rent	146	125
Brand building	74	57
Commission charges	15	16
Insurance charges	33	31
Printing and stationery	14	12
Computer maintenance	53	29
Consumables	27	25
Rates and taxes	54	31
Advertisements	7	3
Donations	1	44
Marketing expenses	22	15
Professional membership and seminar participation fees	12	9
Repairs to buildings	45	34
Repairs to plant and machinery	36	32
Postage and courier	13	12
Provision for post-sales client support and warranties	5	(2)
Books and periodicals	4	4
Recruitment and training	2	2
Provision for bad and doubtful debts	2	–
Provision for doubtful loans and advances	2	1
Commission to non-whole-time directors	6	6
Sales promotion expenses	1	1
Auditor's remuneration		
Statutory audit fees	2	2
Bank charges and commission	2	2
Freight charges	2	1
Research grants	18	23
Miscellaneous expenses	54	47
	18,533	14,881

24.2.2. Capital commitments and contingent liabilities

in ₹ crore

Particulars	As at March 31,			
	2011		2010	
Estimated amount of unexecuted capital contracts (net of advances and deposits)		814		301
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		21		18
Claims against the Company, not acknowledged as debts (1) [Net of amount paid to statutory authorities of ₹469 crore (₹241 crore)]		271		28
	in million	in ₹ crore	in million	in ₹ crore
Forward contracts outstanding				
In USD	546	2,433	267	1,199
In Euro	28	177	22	130
In GBP	15	108	11	71
In AUD	10	46	3	12
Options contracts outstanding				
In USD	–	–	200	898
		2,764		2,310

(1) *Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of ₹671 crore (₹214 crore), including interest of ₹177 crore (₹39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax (Appeals), Bangalore.*

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2011 and March 31, 2010 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals are stated in the respective agreements :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Lease rentals recognized during the year	146	125

in ₹ crore

Lease obligations payable	As at March 31,	
	2011	2010
Within one year of the Balance Sheet date	109	84
Due in a period between one year and five years	251	249
Due after five years	71	62

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

24.2.4. Related party transactions

During the year ended March 31, 2011, an amount of nil (₹35 crore for the year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees. Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

24.2.5. Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 24.4.

24.2.6. Research and development expenditure

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Capital	6	3
Revenue	527	435

24.2.7. Stock option plans

The Company has two Stock option plans that are currently operational.

1998 Stock Option Plan ('the 1998 Plan')

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan ('the 1999 Plan')

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011 and March 31, 2010 is as follows :

Particulars	Year ended March 31,	
	2011	2010
The 1998 Plan :		
Options outstanding, beginning of year	2,42,264	9,16,759
Less : Exercised	1,88,675	6,14,071
Forfeited	3,519	60,424
Options outstanding, end of year	50,070	2,42,264
The 1999 Plan :		
Options outstanding, beginning of year	2,04,464	9,25,806
Less : Exercised	1,37,692	3,81,078
Forfeited	18,052	3,40,264
Options outstanding, end of year	48,720	2,04,464

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,950 and ₹2,266 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was ₹2,902 and ₹2,221 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2011 and March 31, 2010 :

Range of exercise prices per share (₹)	As at March 31, 2011		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan :			
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan :			
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

Range of exercise prices per share (₹)	As at March 31, 2010		
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan :			
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan :			
300-700	1,52,171	0.91	439
701-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The aggregate options considered for dilution are set out in note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on 'Accounting for employee share based payments' issued by the Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note 'Accounting for employee share based payments'. Had the compensation cost for Infosys' stock-based compensation plan been determined in a manner consistent with the fair value approach described in the guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

in ₹crore, except per share data

Particulars	Year ended March 31,	
	2011	2010
Net profit after tax, exceptional item and minority interest		
As reported	6,835	6,266
Less : Stock-based employee compensation expense	–	1
Adjusted proforma	6,835	6,265
Basic earnings per share as reported	119.66	109.84
Proforma basic earnings per share	119.66	109.83
Diluted earnings per share as reported	119.63	109.72
Proforma diluted earnings per share	119.63	109.71

24.2.8. Income taxes

The provision for taxation includes tax liabilities in India on the Company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ('STPs') and Special Economic Zones ('SEZs'). Income from STPs are tax exempt for the earlier of ten years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first five years, 50% exempt for the next five years and 50% exempt for another 5 years subject to fulfilling certain conditions. For fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the Company has calculated its tax liability under normal provisions of the Income Tax Act and utilized the brought forward MAT credit.

As at March 31, 2011, the Company has provided for branch profit tax of ₹176 crore for its overseas branches, as the Company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010, included a net tax reversal of ₹316 crore relating to SEZ units, for provisions no longer required.

24.2.9. Loans and advances

in ₹crore

Particulars	As at March 31,	
	2011	2010
Deposits with financial institutions :		
HDFC Limited	1,571	1,551
Sundaram BNP Paribas Home Finance Limited	–	4
Life Insurance Corporation of India	437	337
	2,008	1,892

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee-related obligations as and when they arise during the normal course of business *(refer to note 24.2.21.b)*.

24.2.10. Fixed assets

For the year ended March 31, 2011, the Profit / Loss on disposal of fixed assets is less than ₹1 crore and accordingly disclosed in note 24.3. Profit / Loss on disposal of fixed assets during the year ended March 31, 2010 was ₹2 crore.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as 'Land – leasehold' under 'Fixed assets' in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate but for which the sale deeds are yet to be executed as at March 31, 2011.

24.2.11. Details of investments

The details of investments in and disposal of securities for the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Investment in securities		
Certificates of deposit	840	1,180
Liquid mutual fund units	1,932	9,901
	2,772	11,081
Redemption / Disposal of investment in securities		
Long-term investments	–	5
Liquid mutual fund units	4,429	7,383
Certificates of deposit	1,901	–
	6,330	7,388
Net movement in investment	(3,558)	3,693

24.2.12. Holding of Infosys in its subsidiaries

Name of the subsidiary	Country of incorporation	As at March 31,	
		2011	2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting	U.S.	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	–
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services	U.S.	100%	100%
Infosys BPO s.r.o (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	–	99.98%
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)(7)	U.S.	99.98%	99.98%

(1) During the year ended March 31, 2011, the Company made an additional investment of ₹42 crore (US$ 9 million) in Infosys China, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of ₹107 crore (US$ 23 million) and ₹65 crore (US$ 14 million) respectively, in the subsidiary.

(2) During the year ended March 31, 2011, the Company made an additional investment of ₹14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of ₹54 crore (Mexican Peso 150 million) and ₹40 crore (Mexican Peso 110 million) respectively, in the subsidiary.

(3) On February 21, 2011, the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited and invested ₹11 crore (US$ 3 million) in the subsidiary. As of March 31, 2011 the Company has invested an aggregate of ₹11 crore (US$ 3 million) in the subsidiary.

(4) During the year ended March 31, 2011, the Company made an additional investment of ₹10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011 and March 31, 2010 the Company has invested an aggregate of ₹38 crore (BRL 15 million) and ₹28 crore (BRL 11 million), respectively, in the subsidiary.

(5) Infosys BPO s.r.o, Infosys BPO (Poland) Sp.Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011, Infosys BPO (Thailand) Limited was liquidated.

(6) During the year ended March 31, 2010, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011 and March 31, 2010, Infosys Consulting has invested an aggregate of ₹1 crore in the subsidiary.

(7) During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of ₹173 crore and a contingent consideration of ₹67 crore. The acquisition was accounted as a business combination which resulted in goodwill of ₹227 crore.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer's ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2011, the Group has provided for doubtful debts of ₹19 crore (₹21 crore as at March 31, 2010) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as 'unallocated' and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified for any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2011 and March 31, 2010 :

in ₹crore

Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,862	5,393	3,549	3,898	4,799	27,501
	7,731	4,506	3,661	3,035	3,809	22,742
Identifiable operating expenses	4,122	2,311	1,420	1,647	2,099	11,599
	3,068	1,993	1,284	1,243	1,544	9,132
Allocated expenses	2,456	1,370	899	990	1,219	6,934
	1,953	1,139	926	767	964	5,749
Segmental operating income	3,284	1,712	1,230	1,261	1,481	8,968
	2,710	1,374	1,451	1,025	1,301	7,861
Unallocable expenses						854
						905
Operating income						8,114
						6,956
Other income, net						1,211
						934
Provision for investments						–
						(9)
Net profit before taxes and exceptional item						9,325
						7,899
Income taxes						2,490
						1,681
Net profit after taxes before exceptional item						6,835
						6,218
Exceptional item – Income on sale of investments, net of taxes						–
						48
Net profit after taxes and exceptional item						6,835
						6,266

Geographic segments

Year ended March 31, 2011 and March 31, 2010 :

in ₹crore

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	17,958	5,927	599	3,017	27,501
	14,972	5,237	270	2,263	22,742
Identifiable operating expenses	7,658	2,467	281	1,193	11,599
	6,067	2,093	80	892	9,132
Allocated expenses	4,555	1,488	144	747	6,934
	3,784	1,325	68	572	5,749
Segmental operating income	5,745	1,972	174	1,077	8,968
	5,121	1,819	122	799	7,861
Unallocable expenses					854
					905
Operating income					8,114
					6,956
Other income, net					1,211
					934
Provision on investments					–
					(9)
Net profit before taxes and exceptional item					9,325
					7,899
Income taxes					2,490
					1,681
Net profit after taxes before exceptional item					6,835
					6,218
Exceptional item – Income on sale of investments, net of taxes					–
					48
Net profit after taxes and exceptional item					6,835
					6,266

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows :

in ₹crore

Particulars	Number of shares to which the dividends relate	Year ended March 31, 2011	Year ended March 31, 2010
Interim and 30th year special dividend for fiscal 2011	10,87,18,147	435	–
Interim dividend for fiscal 2010	10,70,15,201	–	107
Final dividend for fiscal 2010	10,68,22,614	160	–
Final dividend for fiscal 2009	10,73,97,313	–	145

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

in Nos.

Particulars	Year ended March 31,	
	2011	2010
Number of shares considered as basic weighted average shares outstanding [(1)]	57,11,80,050	57,04,75,923
Add : Effect of dilutive issues of shares / stock options	1,88,308	6,40,108
Number of shares considered as weighted average shares and potential shares outstanding	57,13,68,358	57,11,16,031

[(1)] *Excludes shares held by controlled trusts*

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Balance at the Beginning	82	92
Provision recognized / (reversed)	5	(2)
Provision utilized	–	(8)
Translation difference	1	–
Balance at the end	88	82

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

The following table sets out the status of the gratuity plan as required under AS 15.

Reconciliation of the opening and closing balances of the present value of the defined benefit obligation and plan assets :

in ₹ crore

Particulars	As at March 31,				
	2011	2010	2009	2008	2007
Obligations at year beginning	325	267	224	225	183
Service cost	178	80	51	50	45
Interest cost	25	19	16	17	14
Actuarial loss / (gain)	17	(5)	1	(8)	(1)
Benefits paid	(65)	(36)	(25)	(23)	(16)
Amendment in benefit plan	–	–	–	(37)	–
Obligations at year end	480	325	267	224	225
Defined benefit obligation liability as at the Balance Sheet is fully funded by the Group.					
Change in plan assets					
Plans assets at year beginning, at fair value	327	268	236	225	170
Expected return on plan assets	36	25	17	18	16
Actuarial gain	–	1	5	2	3
Contributions	182	69	35	14	54
Benefits paid	(65)	(36)	(25)	(23)	(18)
Plan assets at year end, at fair value	480	327	268	236	225

Particulars	As at March 31,				
	2011	2010	2009	2008	2007
Reconciliation of present value of the obligation and the fair value of the plan assets :					
Fair value of plan assets at the end of the period	480	327	268	236	225
Present value of the defined benefit obligations at the end of the year	480	325	267	224	225
Asset recognized in the Balance Sheet	–	2	1	12	–
Assumptions					
Interest rate	7.98%	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.36%	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2011 and March 31, 2010 comprises of the following components :

in ₹ crore

Particulars	Year ended March 31,	
	2011	2010
Gratuity cost for the year		
Service cost	178	80
Interest cost	25	19
Expected return on plan assets	(36)	(25)
Actuarial gain	17	(6)
Plan amendment amortization	(4)	(3)
Net gratuity cost	180	65
Actual return on plan assets	37	26

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of the number of employees.

As of March 31, 2011 and March 31, 2010, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by ₹37 crore, which is being amortized on a straight line basis to the Profit and Loss account over ten years representing the average future service period of the employees. The unamortized liability as at March 31, 2011 and March 31, 2010 amounted to ₹22 crore and ₹26 crore, respectively and is disclosed under 'Current Liabilities'.

The group expects to contribute approximately ₹106 crore to the gratuity trusts during fiscal 2012.

24.2.19.a. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by the Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company's actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed ₹198 crore and ₹171 crore to the Provident Fund during the year ended March 31, 2011 and March 31, 2010 respectively.

24.2.19.b. Superannuation

The Company contributed ₹109 crore and ₹91 crore to the Superannuation Trust during the year ended March 31, 2011 and March 31, 2010 respectively.

24.2.20. Cash and bank balances

The details of balances as on Balance Sheet dates with scheduled banks are as follows :

in ₹ crore

Balances with scheduled banks in India	As at March 31,	
	2011	2010
In current accounts		
Citibank – Unclaimed dividend account	1	–
Citibank N.A., India	2	2
Deustche Bank	12	13
Deustche Bank – EEFC (Euro account)	8	3
Deustche Bank – EEFC (Swiss Franc account)	2	–
Deutsche Bank – EEFC (United Kingdom Pound Sterling account)	–	1
Deustche Bank – EEFC (U.S. Dollar account)	143	8
HDFC Bank – Unclaimed dividend account	1	1
ICICI Bank	32	133
ICICI Bank – EEFC (Euro account)	–	1
ICICI Bank – EEFC (United Kingdom Pound Sterling account)	1	2
ICICI Bank – EEFC (U.S. Dollar account)	22	10
ICICI Bank – Unclaimed dividend account	1	1
	225	175
In deposit accounts		
Andhra Bank	399	99
Allahabad Bank	561	150
Axis Bank	536	–
Bank of India	1,197	881
Bank of Baroda	1,100	299
Bank of Maharashtra	506	500
Barclays Bank	–	100
Canara Bank	1,329	963
Central Bank of India	354	100
Corporation Bank	295	276
DBS Bank	–	49
HDFC Bank	646	–
HSBC Bank	–	483
ICICI Bank	788	1,435
IDBI Bank	770	909
ING Vysya Bank	–	25
Indian Overseas Bank	518	140
Jammu and Kashmir Bank	12	10
Kotak Mahindra Bank	25	61
Oriental Bank of Commerce	653	100
Punjab National Bank	1,493	994
Standard Chartered Bank	–	–
State Bank of Hyderabad	255	233
State Bank of India	457	126
State Bank of Mysore	354	496
South Indian Bank	50	–
Syndicate Bank	504	475
The Bank of Nova Scotia	–	–
Union Bank of India	631	93
Vijaya Bank	144	95
Yes Bank	33	–
	13,610	9,092

The details of balances as on Balance Sheet dates with non-scheduled banks are as follows :

in ₹ crore

Balances with non-scheduled banks	As at March 31,	
	2011	2010
In current accounts		
ABN AMRO Bank, China	17	33
ABN AMRO Bank, China (U.S. Dollar account)	24	14
ABN AMRO Bank, Taiwan	3	2
Bank of America, Mexico	4	18
Bank of America, U.S.	296	686
Banamex, Mexico	2	2
China Merchants Bank, China	–	1
Citibank NA, Australia	61	25
Citibank NA, Brazil	5	9
Citibank NA, China (U.S. Dollar account)	11	–
Citibank NA, Czech Republic	1	–
Citibank NA, Czech Republic (U.S. Dollar account)	–	2
Citibank NA, New Zealand	2	1
Citibank NA, Japan	17	2
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	5	18
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, France	3	1
Deutsche Bank, Germany	5	12
Deutsche Bank, Moscow (U.S. Dollar account)	–	1
Deutsche Bank, Netherlands	2	7
Deustche Bank, Philippines	1	–
Deustche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	1	2
Deustche Bank, Poland (Euro account)	2	1
Deutsche Bank, Spain	1	1
Deustche Bank, Thailand	–	3
Deustche Bank, Thailand (U.S. Dollar account)	–	1
Deutsche Bank, U.K.	40	29
Deutsche Bank, Singapore	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
HSBC Bank, U.K.	10	2
ICICI Bank, U.K.	1	1
National Australia Bank Limited, Australia	1	21
National Australia Bank Limited, Australia (U.S. Dollar account)	–	14
Nordbanken, Sweden	5	1
Royal Bank of Canada, Canada	23	20
Shanghai Pudong Development Bank, China	2	–
Wachovia Bank, U.S.	–	7
	552	953
In deposit accounts		
ABN AMRO bank, China	14	–
Bank of America, Mexico	17	–
Bank of America, U.S.	82	–
Citibank N.A., Czech Republic	5	9
Citibank N.A, (Euro account)	–	3
Citibank N.A, (U.S. Dollar account)	1	4
Citibank N.A, Brazil	3	–
Deutsche Bank, Poland	21	8
HSBC Bank, London	18	–
National Australia Bank Limited, Australia	546	312
Nordbanken, Sweden	1	–
	708	336
Total cash and bank balances as per Balance Sheet	15,095	10,556

24.2.21. Cash Flow statement

24.2.21.a. Unclaimed dividend

The balance of cash and cash equivalents includes ₹3 crore as at March 31, 2011 (₹2 crore as at March 31, 2010) set aside for payment of dividends.

24.2.21.b. Balances held by controlled trusts

The balance of cash and cash equivalents includes ₹106 crore and ₹69 crore as at March 31, 2011 and March 31, 2010 held by controlled trusts.

24.2.21.c. Restricted cash

Deposits with financial institutions as at March 31, 2011 include ₹437 crore (₹337 crore as at March 31, 2010) deposited with Life Insurance Corporation of India to settle employee related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered 'cash and cash equivalents'.

24.2.22 Exceptional item

During the year ended March 31, 2010 the Company sold 32,31,151 shares of OnMobile Systems Inc., U.S. (OMSI) at a price of ₹166.58 per share amounting to a total consideration of ₹53 crore, net of taxes and transaction costs. The resultant income of ₹48 crore has been appropriated to capital reserve.

24.3. Details of rounded off amounts

The financial statements are represented in ₹crore as per the approval received from the Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest ₹crore are given as follows :

Balance Sheet items

in ₹crore

Schedule	Description	As at March 31,	
		2011	2010
Balance Sheet			
24.2.20	Non-scheduled banks – Current Account		
	ABN AMRO Bank, Denmark	0.27	0.21
	Banamex, Mexico	–	2.00
	Bank of Baroda, Mauritius	0.02	0.02
	China Merchants Bank, China	0.16	0.62
	Citibank N.A., Czech Republic	0.18	0.35
	Citibank N.A., Czech Republic Euro account	0.31	0.13
	Citibank N.A., China	0.13	–
	Deustche Bank, Moscow	0.10	0.34
	Deutsche Bank, Philippines	0.90	0.39
	Deustche Bank, Poland	0.04	2.37
	Deustche Bank, Poland Euro account	0.02	0.74
	Deutsche Bank, Zurich, Switzerland	0.01	9.72
	ICICI Bank, U.K.	–	1.07
	Nordbanken, Sweden	–	0.73
	PNC Bank, U.S.	–	0.02
	Standard Chartered Bank, UAE	0.17	0.09
	Svenska Handelsbanken, Sweden	0.03	0.01
	The Bank of Tokyo – Mitsubishi UFJ, Limited, Japan	0.41	0.16

Profit & Loss items

in ₹crore

Schedule	Description	Year ended March 31,	
		2011	2010
Profit and Loss			
	Minority interest	0.04	0.06
	Residual dividend paid	–	0.25
	Additional dividend tax	0.01	0.04
24.2.1	Aggregate expenses		
	Provision for doubtful loans and advances	–	0.01
	Auditor's remuneration		
	Certification charges	0.06	0.05
	Out-of-pocket expenses	0.02	0.04
	Others	0.05	0.01

Cash flow statement items

in ₹crore

Schedule	Description	Year ended March 31,	
		2011	2010
	Profit / Loss on sale of fixed assets	0.84	2.00

24.4 Transactions with key management personnel

Key management personnel comprise directors and members of the Executive Council.

Particulars of remuneration and other benefits paid to whole-time directors and members of Executive Council during the year ended March 31, 2011 and March 31, 2010 are as follows :

in ₹crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman [1]				
Nandan M. Nilekani	–	–	–	–
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director				
S. Gopalakrishnan	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director				
S. D. Shibulal	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time directors				
K. Dinesh	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01
T. V. Mohandas Pai	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13
Srinath Batni	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41

[1] *Effective July 9, 2009, Nandan M. Nilekani relinquished the positions of Co-Chairman and Member of the Board.*

in ₹ crore

Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Executive Council members				
Chief Financial Officer				
V. Balakrishnan	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Ashok Vemuri	2.22	–	3.10	5.32
	2.09	–	2.79	4.88
Chandra Shekar Kakal	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07
B. G. Srinivas	1.94	–	2.99	4.93
	1.81	–	2.75	4.56
Subhash B. Dhar	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73

Particulars of remuneration and other benefits of non-executive / independent directors for the year ended March 31, 2011 and March 31, 2010 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Independent directors				
Deepak M. Satwalekar	0.59	–	0.01	0.60
	0.60	–	–	0.60
Prof. Marti G. Subrahmanyam	0.79	–	0.23	1.02
	0.65	–	0.20	0.85
Dr. Omkar Goswami	0.51	–	0.03	0.54
	0.52	–	0.03	0.55
Claude Smadja [1]	0.23	–	0.09	0.32
	0.59	–	0.25	0.84
Rama Bijapurkar [2]	0.04	–	0.04	0.08
	0.49	–	0.02	0.51
Sridar A. Iyengar	0.81	–	0.24	1.05
	0.74	–	0.21	0.95
David L. Boyles	0.65	–	0.34	0.99
	0.59	–	0.15	0.74
Prof. Jeffrey S. Lehman	1.12	–	0.13	1.25
	0.61	–	0.24	0.85
K. V. Kamath	0.56	–	0.01	0.57
	0.39	–	0.02	0.41
R. Seshasayee [3]	0.10	–	0.10	0.20
	–	–	–	–
Non-executive Chairman and Chief mentor				
N. R. Narayana Murthy	0.61	–	–	0.61
	0.57	–	–	0.57

[1] Retired from the Board effective August 30, 2010
[2] Resigned from the Board effective April 13, 2010
[3] Joined the Board effective January 13, 2011

Corporate governance report

"Board of Directors is central to good corporate governance. Not only do directors help ensure regulatory compliance, but they shape corporate strategy and help chart its execution".

– Troy A. Paredes,
Commissioner, U.S. Securities and Exchange Commission
At the Transatlantic Corporate Governance Dialogue, Brussels, Belgium,
October 25, 2010

Company's philosophy

Corporate governance at Infosys is a value-based framework to manage our Company affairs in a fair and transparent manner. As a responsible corporation, we use this framework to maintain accountability in all our affairs, and employ democratic and open processes. We have evolved guidelines and best practices over the years to ensure timely and accurate disclosure of information regarding our financials, performance, leadership and governance of the Company.

Our corporate governance philosophy is based on the following principles :

- Satisfy the spirit of the law and not just the letter of the law. Corporate governance standards should go beyond the law.
- Be transparent and maintain a high degree of disclosure levels. When in doubt, disclose.
- Make a clear distinction between personal conveniences and corporate resources
- Communicate externally, in a truthful manner, about how the Company is run internally
- Comply with the laws in all the countries in which we operate
- Have a simple and transparent corporate structure driven solely by business needs
- The Management is the trustee of the shareholders' capital and not the owner

The Board of Directors ('the Board') is at the core of our corporate governance practice and oversees how the Management serves and protects the long-term interests of all our stakeholders. We believe that an active, well-informed and independent Board is necessary to ensure the highest standards of corporate governance.

The majority of our Board, eight out of 14, are independent members. Further, we have audit, compensation, investor grievance, nominations and risk management committees, which comprise independent directors.

As part of our commitment to follow global best practices, we comply with the Euroshareholders Corporate Governance Guidelines, 2000, and the recommendations of the Conference Board Commission on Public Trusts and Private Enterprises in the U.S. We also adhere to the United Nations Global Compact policy. Further, a note on our compliance with the corporate governance guidelines of six countries (Australia, Canada, France, Germany, Japan and the United Kingdom) in their national languages is available on our website, www.infosys.com

Corporate governance ratings

CRISIL

CRISIL has been consistently assigning us the 'CRISIL GVC Level 1' rating for several years now. This Governance and Value Creation (GVC) rating indicates our capability to create wealth for all our stakeholders while adopting sound corporate governance practices.

ICRA

ICRA assigned 'CGR 1' rating to our corporate governance practices. The rating is the highest on ICRA's Corporate Governance Rating (CGR) scale of CGR 1 to CGR 6. We are the first Company in India to be assigned the highest CGR by ICRA. The rating reflects our transparent shareholding pattern, sound Board practices, interactive decision-making process, high level of transparency, disclosures encompassing all important aspects of our operations and our excellent track record in investor servicing. A notable feature of our corporate governance practices is the emphasis on transparency and substance over form.

Corporate governance guidelines

Over the years, the Board has developed corporate governance guidelines to help fulfill, our corporate responsibility towards our stakeholders. These guidelines ensure that the Board will have the necessary authority and processes in place to review and evaluate our operations when required. Further, these guidelines allow the Board to make decisions that are independent of the Management. The Board may change these guidelines from time to time to effectively achieve our stated objectives.

A. Board composition

Size and composition of the Board

The current policy is to have an appropriate mix of executive and independent directors to maintain the independence of the Board, and to separate its functions of governance and management. Currently, the Board consists of 14 members, five of whom are executive or whole-time directors, one is non-executive and eight are independent directors.

Three of the executive directors are our founders. The Board believes that the current size is appropriate, based on our present circumstances. The Board periodically evaluates the need for change in its composition and size.

Composition of the Board, and directorships held as at March 31, 2011

Name of the director	Age	India listed companies [1]	All companies around the world [2]	Committee membership [3]	Chairperson of committees [3]
Founder and non-executive director					
N. R. Narayana Murthy	64	–	6	–	–
Founders and whole-time directors					
S. Gopalakrishnan	56	–	1	–	–
S. D. Shibulal	56	–	8	1	–
K. Dinesh	57	–	3	–	–
Whole-time directors					
T. V. Mohandas Pai	52	–	5	–	–
Srinath Batni	56	–	4	–	–
Independent directors					
Deepak M. Satwalekar	62	4	8	4	2
Prof. Marti G. Subrahmanyam	64	0	8	2	–
Dr. Omkar Goswami	54	6	12	8	4
Sridar A. Iyengar	63	3	13	6	3
David L. Boyles	62	–	2	–	–
Prof. Jeffrey S. Lehman	54	–	2	–	–
K. V. Kamath	63	3	5	1	–
R. Seshasayee	62	3	16	4	–

Notes : There are no inter-se relationships between our Board members.

[1] Excluding directorship in Infosys Technologies Limited and its subsidiaries.

[2] Directorships in companies around the world (listed, unlisted and private limited companies) including Infosys Technologies Limited and its subsidiaries.

[3] As required by Clause 49 of the Listing Agreement, the disclosure includes memberships / chairpersonship of audit committee and investor grievance committee in Indian public companies (listed and unlisted).

Responsibilities of the Chairman, CEO and the COO

Our current policy is to have a non-executive Chairman and Chief Mentor – N. R. Narayana Murthy; a Chief Executive Officer (CEO) and Managing Director – S. Gopalakrishnan; and a Chief Operating Officer (COO) and Director – S. D. Shibulal. The responsibility and authority of these officials are as follows :

- The Chairman and Chief Mentor is responsible for mentoring our core management team in transforming us into a world-class, next-generation organization that provides state-of-the-art, technology-leveraged business solutions to corporations across the world. He also interacts with global thought leaders to enhance our leadership position. In addition, he continues to interact with various institutions to highlight the benefits of IT and help these benefits percolate to all sections of the society. As Chairman of the Board, he is also responsible for all Board and corporate governance matters.
- The CEO and Managing Director is responsible for corporate strategy, brand equity, planning, external contacts and other management matters. He is also responsible for achieving the annual business targets and acquisitions.
- The COO is responsible for all customer service operations. He is also responsible for innovation and research in technology advancements, new initiatives and investments.
- The CEO, COO, the other executive directors and senior management personnel are responsible for achieving targets. They make periodic presentations to the Board on their responsibilities and performance.

Board definition of independent directors

According to Clause 49 of the Listing Agreement with Indian stock exchanges, an independent director means a person who is not an officer or employee of the Company or its subsidiaries or any other individual having a material pecuniary relationship or transactions with the Company which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. We adopted a much stricter definition of independence as required by the NASDAQ listing rules and the Sarbanes-Oxley Act, U.S.

Lead Independent Director

Prof. Marti G. Subrahmanyam is the Lead Independent Director.

He represents and acts as spokesperson for the independent directors as a group, and is responsible for the following :

- Presiding over all executive sessions of the Board's independent directors
- Working closely with the Chairman and the CEO to finalize the information flow, meeting agendas and schedules
- Liaising with the Chairman, CEO and the independent directors on the Board
- Taking the lead role, along with the Chairman, in the Board evaluation process

Board membership criteria

The nominations committee works with the entire Board to determine the appropriate characteristics, skills and experience required for the Board as a whole as well as its individual members. Board members are expected to possess the expertise, skills and experience required to manage and guide a high-growth, high-tech IT services company, deriving revenue primarily from G-7 countries. Expertise in strategy, technology, finance, quality and human resources is essential. Generally, the members are between 40 and 60 years of age, and are not related to any executive directors or independent directors. They are not expected to serve in any executive or independent position in any company that is in direct competition with us. Board members are expected to rigorously prepare for, attend and participate in all Board and applicable committee meetings. Each member is expected to ensure that their other current and planned future commitments do not materially interfere with their responsibilities with us.

Selection of new directors

The Board is responsible for the selection of new directors. The Board delegates the screening and selection process involved in selecting new directors to the nominations committee, which consists exclusively of independent directors. The nominations committee in turn makes recommendations to the Board on the induction of any new directors.

Membership term

The Board constantly evaluates the contribution of the members and periodically shares updates with the shareholders about re-appointments as per statute. The current law in India mandates the retirement of one third of the Board members (who are liable to retire by rotation) every year, and qualifies the retiring members for re-appointment. Executive directors are appointed by the shareholders for the tenure of a maximum period of five years, but are eligible for re-appointment upon completion of their term. Subject to the applicable provisions of law, non-executive directors generally serve for a period of nine years (three terms of three years each) or up to the age of retirement, whichever is earlier.

Retirement policy

The age of retirement for all executive directors is 60 years. The nominations committee may, at its discretion, determine their continuation as members of the Board upon superannuation / retirement.

The age of retirement for non-executive directors and independent directors is 65 years.

The age of retirement for independent directors joining the Board on or after October 15, 2010, shall be 70 years.

An independent Board chair is generally permitted to serve in the capacity until the age of 70 years.

Succession planning

The nominations committee works with the Board to plan for orderly succession of leadership within the Board and the company, and to maintain contingency plans for succession in case of any exigencies.

Board compensation policy

The compensation committee determines and recommends to the Board the compensation payable to the directors. All Board-level compensation is approved by the shareholders and separately disclosed in the financial statements. Remuneration of the executive directors consists of a fixed component and a performance incentive. The compensation committee makes a quarterly appraisal of the performance of the executive directors based on a detailed performance-related matrix. The annual compensation of the executive directors is approved by the compensation committee, within the parameters set by the shareholders at the shareholders' meetings.

The compensation payable to the independent directors is limited to a fixed amount per year as determined and approved by the Board, the sum of which is within the limit of 1% of our net profits for the year, calculated as per the provisions of the Companies Act, 1956. The performance of independent directors is reviewed by the Board on an annual basis.

Cash compensation paid to directors in fiscal 2011

in ₹ crore

Name of the director	Fixed salary				Bonus / Incentives	Commission	Total	Notice period (in months)
	Basic salary	Perquisites / Allowances	Retiral benefits	Total fixed salary				
Founder and non-executive director								
N. R. Narayana Murthy	–	–	–	–	–	0.61	0.61	NA
Founders and whole-time directors								
S. Gopalakrishnan	0.34	0.12	0.08	0.54	0.57	–	1.11	6
S. D. Shibulal	0.34	0.11	0.08	0.53	0.55	–	1.08	6
K. Dinesh	0.34	0.11	0.08	0.53	0.57	–	1.10	6
Whole-time directors								
T. V. Mohandas Pai	0.43	0.14	0.10	0.67	2.42	–	3.09	6
Srinath Batni	0.43	0.14	0.10	0.67	1.62	–	2.29	6
Independent directors								
Deepak M. Satwalekar	–	–	–	–	–	0.59	0.59	NA
Prof. Marti G. Subrahmanyam	–	–	–	–	–	0.79	0.79	NA
Dr. Omkar Goswami	–	–	–	–	–	0.51	0.51	NA
Rama Bijapurkar (1)	–	–	–	–	–	0.04	0.04	NA
Claude Smadja (2)	–	–	–	–	–	0.23	0.23	NA
Sridar A. Iyengar	–	–	–	–	–	0.69	0.69	NA
David L. Boyles	–	–	–	–	–	0.65	0.65	NA
Prof. Jeffrey S. Lehman	–	–	–	–	–	0.67	0.67	NA
K. V. Kamath	–	–	–	–	–	0.56	0.56	NA
R. Seshasayee (3)	–	–	–	–	–	0.10	0.10	NA

Notes : None of the above directors are eligible for any severance pay and none of them hold any stock options as at March 31, 2011.

(1) For the period April 1, 2010 to April 13, 2010

(2) For the period April 1, 2010 to August 30, 2010

(3) For the period January 13, 2011 to March 31, 2011

Shares and options held by non-executive / independent directors as at March 31, 2011

	Equity shares (no.)	ADS (no.)
N. R. Narayana Murthy	23,79,672	–
Deepak M. Satwalekar	56,000	–
Prof. Marti G. Subrahmanyam	–	17,500
Dr. Omkar Goswami	12,300	–
Sridar A. Iyengar	–	–
David L. Boyles	–	2,000
Prof. Jeffrey S. Lehman	–	–
K. V. Kamath	–	–
R. Seshasayee	–	–

Non-executive / independent directors' remuneration

Section 309 of the Companies Act, 1956, states that a director, who is neither in the whole-time employment of the Company nor a managing director, may be paid remuneration by way of commission, if the Company, by special resolution, authorizes such payment. Members of the Company at the Annual General Meeting held on June 22, 2007, approved payment of remuneration by way of commission to non-executive directors, at a sum not exceeding 1% per annum of our net profits. We have paid ₹5.44 crore (US$ 1,218,250) as commission to our non-executive directors. The aggregate amount was arrived at as per the following criteria :

	in ₹crore	US$
Fixed Board fee	0.33	75,000
Variable fee [(1)]	0.11	25,000
Chairperson of the Board	0.22	50,000
Lead Independent Director	0.13	30,000
Chairperson – audit committee	0.13	30,000
Members – audit committee	0.09	20,000
Chairperson – other committees	0.04	10,000
Members – other committees	0.02	5,000

Notes : 1 US$ = ₹44.60

(1) Variable fee is based on the attendance at the Board meeting(s).

Independent directors based overseas and traveling to India to attend Board meetings will be eligible to receive an additional US$ 10,000 per meeting. This is based on the fact that these independent directors have to spend at least two additional days in travel while attending Board meetings in India.

The Board believes that the above commission structure is commensurate with global best practices in terms of remunerating non-executive / independent directors of a Company of similar size and adequately compensates for the time and contribution made by our non-executive / independent directors.

Memberships in other boards

Executive directors may, with the prior consent of the Chairperson of the Board of Directors, serve on the boards of two other business entities, provided that such business entities are not in direct competition with our business operations. Executive directors are also allowed to serve on the boards of corporate or government bodies whose interests are germane to the future of the IT and software business, or the key economic institutions of the nation, or whose prime objective is benefiting society. Independent directors are not expected to serve on the boards of competing companies. Other than this, there are no limitations except those imposed by law and good corporate governance practices. The outside directorships held by each of our directors are listed in the *Composition of the Board and Directorships table* in this section.

B. Board meetings

Scheduling and selection of agenda items for Board meetings

Dates for Board meetings in the ensuing year are decided in advance and published as part of the Annual Report. Most Board meetings are held at our registered office at Electronics City, Bangalore, India. The Chairperson of the Board and the Company Secretary draft the agenda for each meeting, along with explanatory notes, in consultation with the CEO and the Lead Independent Director, and distribute these in advance to the directors. Every Board member can suggest additional items for inclusion in the agenda. The Board meets at least once a quarter to review the quarterly results and other items on the agenda, and also on the occasion of the Annual General Meeting of the shareholders. Additional meetings are held, when necessary. Independent directors are expected to attend at least four Board meetings in a year. However, the Board being represented by independent directors from various parts of the world, it may not be possible for each one of them to be physically present at all the meetings. We use video / teleconferencing facilities to enable their participation. Committees of the Board usually meet the day before the formal Board meeting, or whenever the need arises for transacting business. Five Board meetings were held during the year ended March 31, 2011. These were held on April 13, 2010; June 12, 2010 (coinciding with last year's Annual General Meeting of the shareholders) ; July 13, 2010; October 15, 2010 and January 13, 2011.

Attendance of directors during fiscal 2011

Name of the director	No. of meetings	
	Held	Attended
N. R. Narayana Murthy	5	5
S. Gopalakrishnan	5	5
Prof. Marti G. Subrahmanyam	5	5
Deepak M. Satwalekar	5	5
Dr. Omkar Goswami	5	5
Sridar A. Iyengar	5	5
David L. Boyles	5	5
Prof. Jeffrey S. Lehman	5	5
K. V. Kamath	5	5
R. Seshasayee	1	1
K. Dinesh	5	5
S. D. Shibulal	5	5
T. V. Mohandas Pai	5	5
Srinath Batni	5	5

Note : All the above directors attended the Annual General Meeting held on June 12, 2010, with the exception of R. Seshasayee, who was appointed as director with effect from January 13, 2011.

Availability of information to Board members

The Board has unfettered and complete access to any information within the Company, and to any of our employees. At Board meetings, managers who can provide additional insights into the items being discussed are invited.

Regular updates provided to the Board include :

- Annual operating plans and budgets, capital budgets and updates
- Quarterly results of our operating divisions or business segments
- Minutes of meetings of audit, compensation, nominations, risk management and investor grievance committees as well as abstracts of circular resolutions passed
- The Board minutes of the subsidiary companies
- General notices of interest received from directors
- Dividend data
- Information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of the CFO and Company Secretary, if any.

- Materially important litigations, show cause, demand, prosecution and penalty notices
- Fatal or serious accidents, dangerous occurrences, and issues related to material effluent or pollution
- Any materially relevant defaults in financial obligations to and by us
- Any issue that involves possible public or product liability claims of a substantial nature
- Details of joint ventures, acquisitions of companies or collaboration agreements
- Transactions that involve substantial payments toward goodwill, brand equity or intellectual property
- Any significant development involving human resources management
- Sale of material nature, of investments, subsidiaries and assets, which are not in the normal course of business
- Details of foreign exchange exposure and the steps taken by the Management to limit risks of adverse exchange rate movement
- Non-compliance of any regulatory, statutory or listing requirements, as well as shareholder services such as non-payment of dividend and delays in share transfer

Discussion with independent directors

The Board's policy is to regularly have separate meetings with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management make presentations on relevant issues.

In addition, our independent directors meet periodically in an executive session that is without the Chairperson, or any of the executive directors, or the Management.

Materially significant related party transactions

There have been no materially significant related party transactions, monetary transactions or relationships between the Company and directors, the Management, subsidiary or relatives, except for those disclosed in the financial statements for the year ended March 31, 2011.

C. Board committees

Currently, the Board has five committees : audit committee, compensation committee, nominations committee, investor grievance committee and risk management committee. All committees consist entirely of independent directors.

The Board, in consultation with the nominations committee, is responsible for constituting, assigning, co-opting and fixing terms of service for committee members. It delegates these powers to the nominations committee.

The Chairperson of the Board, in consultation with the Company Secretary and the committee chairperson, determines the frequency and duration of the committee meetings. Normally, all the committees meet four times a year. Recommendations of the committees are submitted to the entire Board for approval.

The quorum for meetings is either two members or one-third of the members of the committee, whichever is higher.

1. Audit committee

Our audit committee ('the committee') comprises five independent directors :

- Deepak M. Satwalekar, *Chairperson*
- Prof. Marti G. Subrahmanyam
- Sridar A. Iyengar
- K. V. Kamath
- R. Seshasayee

In India, we are listed on the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE). In the U.S., we are listed on the NASDAQ Global Select. In India, Clause 49 of the Listing Agreement makes it mandatory for listed companies to adopt an appropriate audit committee charter. The Blue Ribbon Committee set up by the U.S. Securities and Exchange Commission (SEC) recommends that every listed Company adopt an audit committee charter. This recommendation has also been adopted by NASDAQ.

In our meeting on May 27, 2000, our committee adopted a charter which meets the requirements of Clause 49 of the Listing Agreement with Indian stock exchanges and the SEC.

The primary objective of the committee is to monitor and provide effective supervision of the Management's financial reporting process to ensure accurate and timely disclosures, with the highest levels of transparency, integrity and quality of financial reporting. The committee oversees the work carried out in the financial reporting process by the Management, the internal auditors and the independent auditor, and notes the processes and the safeguards employed by each. The committee has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor in accordance with the law. All possible measures must be taken by the committee to ensure the objectivity and independence of the independent auditor.

Audit committee attendance during fiscal 2011

Four audit committee meetings were held during the year – on April 12, 2010; July 12, 2010; October 14, 2010 and January 12, 2011.

	No. of meetings	
	Held	Attended
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
Sridar A. Iyengar	4	4
K. V. Kamath [1]	3	3
R. Seshasayee [2]	–	–

[1] *Appointed with effect from April 13, 2010*
[2] *Appointed with effect from January 13, 2011*

During the year, the audit committee held two conference calls on April 7, 2010 and October 8, 2010.

Audit committee report for the year ended March 31, 2011

Each member of the committee is an independent director, according to the definition laid down in the audit committee charter, and Clause 49 of the Listing Agreement with the relevant Indian stock exchanges.

The Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's financial statements in accordance with the generally accepted auditing standards, and for issuing a report thereon. The committee's responsibility is to monitor these processes. The committee is also responsible for overseeing the processes related to the financial reporting and information dissemination. This is to ensure that the financial statements are true, fair, sufficient and credible. In addition, the committee recommends to the Board the appointment of the Company's internal and independent auditors.

In this context, the committee discussed with the Company's auditors, the overall scope and plans for the independent audit. The Management represented to the committee that the Company's financial statements were prepared in accordance with the Generally Accepted Accounting Principles. The committee discussed with the auditors, in the absence of the Management (whenever necessary), the Company's audited financial statements including the auditors' judgments about the quality, not just the applicability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The committee also discussed with the auditors other matters required by the Statement on Auditing Standards No. 114 (SAS 114) – The Auditor's Communication With Those Charged With Governance – and the Sarbanes-Oxley Act of 2002.

Relying on the review and discussions conducted with the Management and the independent auditors, the audit committee believes that the Company's financial statements are fairly presented in conformity with the Generally Accepted Accounting Principles in all material aspects.

The committee has also reviewed the internal controls put in place to ensure that the accounts of the Company are properly maintained and that the accounting transactions are in accordance with prevailing laws and regulations. In conducting such reviews, the committee found no material discrepancy or weakness in the internal control systems of the Company.

The committee also reviewed the financial policies of the Company and expressed its satisfaction with the same.

The Company's auditors provided to the committee the written disclosures required by Independence Standards Board Standard No. 1 – 'Independence Discussions with Audit Committees' – based on which the committee discussed the auditors' independence with both the Management and the auditors. After review, the committee expressed its satisfaction on the independence of both the internal and the statutory auditors.

Moreover, the committee considered whether any non-audit services provided by the auditors' firm could impair the auditors' independence, and concluded that there were no such services provided.

The committee secured compliance on the affirmation of the Board of Directors to the NASDAQ stock exchange, under the relevant rules of the exchange on composition of the committee and independence of the committee members, disclosures relating to non-independent members, financial literacy and financial expertise of members, and a review of the audit charter.

Based on the committee's discussion with the Management and the auditors and the committee's review of the representations of the Management and the report of the auditors to the committee, the committee has recommended the following to the Board of Directors :

1. The audited financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2011, be accepted by the Board as a true and fair statement of the financial status of the Company;
2. The audited abridged financial statements prepared as per Indian GAAP of Infosys Technologies Limited for the year ended March 31, 2011, be accepted by the Board as a true and fair statement of the financial status of the Company;
3. The audited, consolidated financial statements prepared as per Indian GAAP of Infosys Technologies Limited and its subsidiaries for the year ended March 31, 2011 be accepted by the Board as a true and fair statement of the financial status of the group; and
4. The audited financial statements prepared as per International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the year ended March 31, 2011, be accepted and included in the Company's Annual Report on Form 20-F, to be filed with the U.S. Securities and Exchange Commission.

The committee has recommended to the Board the re-appointment of B S R & Co., Chartered Accountants, as the statutory auditors of the Company for the fiscal year ending March 31, 2012, and that the necessary resolutions for appointing them as auditors be placed before the shareholders. The committee has also recommended to the Board the appointment of KPMG, India, as independent auditors of the Company for the IFRS financial statements, for the financial year ending March 31, 2012.

The committee recommended the appointment of Singhvi Dev and Unni as the internal auditors of the Company for the fiscal ending March 31, 2012, to review various operations of the Company, and determined and approved the fees payable to them.

The committee has also issued a letter in line with recommendation No. 9 of the Blue Ribbon Committee on audit committee effectiveness, which is to be provided in the financial statements prepared in accordance with IFRS section of the Annual Report on Form 20-F.

In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the audit committee charter.

Sd/-

Mumbai
May 6, 2011

Deepak M. Satwalekar
Chairperson

2. Compensation committee

Our compensation committee ('the committee') comprises four independent directors. They are :

- K. V. Kamath, *Chairperson*
- Prof. Jeffrey S. Lehman
- David L. Boyles
- Dr. Omkar Goswami

The purpose of the committee of the Board of Directors ('the Board') shall be to discharge the Board's responsibilities related to compensation of the Company's executive directors and senior management. The committee has the overall responsibility of approving and evaluating the compensation plans, policies and programs for executive directors and senior management.

The committee shall annually review and approve for the CEO, the executive directors and senior management (a) the annual base salary; (b) the annual incentive bonus, including the specific goals and amount; (c) equity compensation; (d) employment agreements, severance arrangements, and change in control agreements / provisions, and (e) any other benefits, compensation or arrangements.

The committee, in consultation with the CEO, shall review the performance of all the executive directors each quarter, on the basis of the detailed performance parameters set for each of the executive directors at the beginning of the year. The compensation committee may, from time-to-time, also evaluate the usefulness of such performance parameters, and make necessary amendments.

Compensation committee attendance during fiscal 2011

Five compensation committee meetings were held during the year ended March 31, 2011. These were held on April 12, 2010; June 12, 2010; July 12, 2010; October 15, 2010 and January 13, 2011.

	No. of meetings	
	Held	Attended
K. V. Kamath [1]	4	4
Prof. Jeffrey S. Lehman	5	5
David L. Boyles	5	5
Dr. Omkar Goswami [1]	4	4

[1] *Appointed with effect from April 13, 2010*

During the year, the compensation committee held three conference calls – on August 26, 2010; November 26, 2010 and February 16, 2011.

Compensation committee report for the year ended March 31, 2011

During the year, the committee reviewed the performance of all whole-time directors on each quarter based on a detailed performance parameters set for each of the whole-time directors and approved the payment of individual performance incentives to each one of them. The committee also from time to time evaluated the usefulness of such performance parameters and has suggested necessary changes to the

to the same. The committee further reviewed the performance of the Members of the Executive Council on a half yearly basis and approved the payment of variable compensation.

The committee believes that the compensation and benefits are adequate to motivate and retain the senior officers of the Company.

The Nominations committee, on April 30, 2011 recommended the appointment of K. V. Kamath as the Non-Executive Chairman of the Board of Directors with effect from August 21, 2011. In this connection, the Committee discussed and recommended to the Board that, while serving in this role, K. V. Kamath, as the Non-Executive Chairman of the Board be entitled to a special fee of US$ 150,000 (over and above the regular Board fee) per year for Chairmanship of the Board. In arriving at this conclusion, the Committee took note of the fact that K. V. Kamath would devote as much as 30 days per year to Infosys, over and above the time that other independent directors ordinarily devote to Infosys.

K. V. Kamath being interested in the proceedings recused himself from the discussions on the matter.

Apart from the said disclosures, none of the directors had a material beneficial interest in any contract of significance to which the Company or any of its subsidiaries were a party, during the financial year.

Sd/-

Bangalore
April 30, 2011

Dr. Omkar Goswami
Member, Compensation Committee

3. Nominations committee

Our nominations committee ('the committee') comprises three independent directors :

- Prof. Jeffrey S. Lehman, *Chairperson*
- Deepak M. Satwalekar
- K. V. Kamath

The purpose of the committee ('the committee') of the Board of Directors ('the Board') is to oversee the Company's nomination process for the top level management and specifically to identify, screen and review individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with criteria approved by the Board and to recommend, for approval by the Board, nominees for election at the annual meeting of shareholders. The committee also makes recommendations to the Board on candidates for :

1. Nomination for election or re-election by the shareholders; and
2. Any Board vacancies that are to be filled by the Board.

The committee may act on its own in identifying potential candidates, inside or outside the Company, or may act upon proposals submitted by the Chairperson of the Board of Directors. The committee will review and discuss all documents pertaining to candidates and will conduct evaluation of candidates in accordance with a process that it sees fit and appropriate, passing on the recommendations for nomination to the Board.

The committee also coordinates and oversees the annual self-evaluation of the Board's performance and of individual directors in the governance of the Company.

Nominations committee attendance during fiscal 2011

The committee held four meetings during the year – on April 12, 2010; July 13, 2010; October 14, 2010 and January 12, 2011.

	No. of meetings	
	Held	Attended
Prof. Jeffrey S. Lehman	4	4
Deepak M. Satwalekar	4	4
K. V. Kamath[1]	3	3

[1] *Appointed with effect from April 13, 2010*

Nominations committee report for the year ended March 31, 2011

The nominations committee ('the committee') of the Board of Directors ('the Board') is responsible for overseeing the Company's nomination process for the top level management positions and to identify, screen and recommend to the Board individuals qualified to serve as executive directors, non-executive directors and independent directors consistent with the criteria approved by the Board.

Leadership succession at Infosys upon the retirement of N. R. Narayana Murthy, the Chairman of the Board and the Chief Mentor, is a subject the nominations committee has been busy with for a substantial period of time. This process involved several close consultations with individual Board members.

The nominations committee believes that sound succession planning of senior leadership is the most important ingredient for creating a robust future for the Company. Therefore, the Committee adopted a rigorous process to ensure that the Board selects the right candidates for senior leadership positions.

The committee circulated documents reviewing the skills and experiences that should be represented within the Board, as well as (in particular) the key responsibilities of the Chairman. The committee revised these documents in response to feedback from other Board members.

The committee solicited nominations from Board members of potential candidates for Board membership and leadership positions. Members of the committee had individual and group conversations with individual Board members and groups of Board members concerning the suitability of different potential candidates.

The upcoming retirement of N. R. Narayana Murthy defines a unique transition in the history of the Company. After careful deliberation internally and with each of the other Board members, the committee unanimously concluded that it was important to use this moment for a full transition at the senior leadership level, rather than for a transition only in the position of Chairman, with an anticipated transition at the CEO level ten months later.

The committee also decided that it was important to continue to incorporate new global perspectives on governance best practices, while at the same time ensuring that the leadership structure also satisfied the specific needs of the Company.

Accordingly, the Committee was of the unanimous opinion that at this moment in the Company's history, it is best to have a Non-Executive Chairman of the Board who will bring an independent perspective to that role, an Executive Co-Chairman for stronger connect with clients, investors and employees, and a Chief Executive Officer and Managing Director with primary responsibility for designing and implementing the strategy of the Company. Specifically, the committee forwarded the following recommendations to the Board for its consideration.

1. K. V. Kamath be appointed as the Chairman of the Board.
2. S. Gopalakrishnan be appointed as the Whole-time Director and to be designated as the Executive Co-Chairman of the Board.
3. S. D. Shibulal be appointed as the Chief Executive Officer and Managing Director.

K. V. Kamath being interested in the proceedings recused himself from the discussions on his appointment as the Chairman of the Board.

The committee recommended that the Board appoint N. R. Narayana Murthy as the Chairman Emeritus, effective August 21, 2011. This is in recognition of his founding the Company, mentoring his senior management and nurturing the organization over the last thirty years.

During the year, the committee recommended the induction of R. Seshasayee and Ravi Venkatesan as Independent Directors on the Board. The Committee was impressed with R. Seshasayee's extensive experience in managing the operations of a large corporation during tough times and his ability to tackle and manage challenges, and

tough times and his ability to tackle and manage challenges, and with Ravi Venkatesan's extensive experience in stewarding successful transformational changes within established, respected multinational companies, coupled with his knowledge of the Indian and global software services industry.

Also, during the year, the committee discussed the retirement of Members of the Board as per statutory requirements. As a third of the members have to retire every year based on their date of appointment, K. Dinesh, Srinath Batni, Sridar A. Iyengar, Deepak M. Satwalekar and Dr. Omkar Goswami, will retire in the ensuing AGM. The committee considered their performance and recommended that the shareholders consider the necessary resolutions for the re-appointment of these members, except for K. Dinesh, who expressed his intention not to seek re-appointment, due to personal reasons.

During the year, the committee also coordinated and oversaw the annual performance self-evaluation of the Board and of individual directors in the governance of the Company.

Sd/-

Bangalore
April 30, 2011

Prof. Jeffrey S. Lehman
Chairperson

4. Investor grievance committee

Our investor grievance committee ('the committee') comprises four independent directors :

- Dr. Omkar Goswami, *Chairperson*
- Deepak M. Satwalekar
- Prof. Marti G. Subrahmanyam
- R. Seshasayee

K. Parvatheesam, Company Secretary, is the Compliance Officer.

Investor grievance committee attendance during fiscal 2011

The committee has the mandate to review and redress shareholder grievances. Four investor grievance committee meetings were held during the year – on April 13, 2010; July 13, 2010; October 15, 2010 and January 13, 2011.

	No. of meetings	
	Held	Attended
Dr. Omkar Goswami	4	4
Deepak M. Satwalekar	4	4
Prof. Marti G. Subrahmanyam	4	4
R. Seshasayee(1)	1	1

(1) *Appointed with effect from January 13, 2011*

Investor grievance committee report for the year ended March 31, 2011

The committee expresses satisfaction with the Company's performance in dealing with investor grievances and its share transfer system.

The details of complaints resolved during the financial year ended March 31, 2011 are as follows :

Nature of complaints	Received	Resolved	Closing
Dividend related	706	706	–

It has also been noted that the shareholding in dematerialized mode as on March 31, 2011 was 99.72%, the same as in the previous year.

Sd/-

Bangalore
April 15, 2011

Dr. Omkar Goswami
Chairperson

5. Risk management committee

Our risk management committee ('the committee') is comprised of four independent directors :

- David L. Boyles, *Chairperson*
- Sridar A. Iyengar
- Dr. Omkar Goswami
- Prof. Jeffrey S. Lehman

The purpose of the committee of the Board of Directors ('the Board') shall be to assist the Board in fulfilling its corporate governance ideals in overseeing the responsibilities with regard to the identification, evaluation and mitigation of operational, strategic and external environment risks. The committee has the overall responsibility of monitoring and approving the risk policies and associated practices of the Company. The committee is also responsible for reviewing and approving risk disclosure statements in any public documents or disclosures.

Risk management committee attendance during fiscal 2011

The committee held five meetings during the year – on April 13, 2010; July 12, 2010; July 13, 2010; October 14, 2010 and January 12, 2011.

	No. of meetings	
	Held	Attended
David L. Boyles	5	5
Sridar A. Iyengar	5	5
Dr. Omkar Goswami	5	5
Prof. Jeffrey S. Lehman	5	5

The committee also held three conference calls on April 1, 2010; October 11, 2010 and on January 8, 2011.

Risk management committee report for the year ended March 31, 2011

The committee reviewed the Company's risk management practices on a quarterly basis. This included review of business risk environment, top risks in terms of exposure, risk levels and their trend line, potential impact and progress of mitigation plans. Further, as per a scheduled annual calendar, the committee reviewed risk management practices in the areas of service delivery, talent management, competitive positioning, information security, client account level risks, contracts management and financial risks. In addition, individual committee members performed reviews in specific areas. The committee also reviewed the results of the annual risk survey and findings of benchmarking evaluation of the Company's ERM program. The committee has also received and considered an assessment of its activities by the Board.

While acknowledging the dynamic nature of the business environment, the committee believes that the Infosys Risk Framework along with risk assessment, monitoring, mitigation and reporting practices are adequate to minimize the impacts of foreseeable material risks facing the Company and will strengthen the risk management practices in the Company. In conclusion, the committee is sufficiently satisfied that it has complied with its responsibilities as outlined in the risk management committee charter.

Sd/-

Bangalore
April 14, 2011

David L. Boyles
Chairperson

D. Management review and responsibility

Formal evaluation of officers

The compensation committee of the Board approves the compensation and benefits for all Executive Board Members as well as members of the Executive Council. Another committee, headed by the CEO, reviews, evaluates and decides the annual compensation of our officers from the level of Vice President, excluding members of the Executive Council.

Board interaction with clients, employees, institutional investors, the government and the press

The Chairman, the CEO and the COO, in consultation with the CFO, handle all interactions with investors, the media and various governments. The CEO and the COO manage most of the interactions with clients and employees.

Risk management

We have an integrated approach to managing risks inherent in various aspects of our business. More details are provided in the *Risk management report* section of the Annual Report.

Management's discussion and analysis

A detailed report on the Management's discussion and analysis is provided in the *Management's discussion and analysis* section of the Annual Report.

E. Shareholders

Disclosures regarding the appointment or re-appointment of directors

According to the Articles of Association, one-third of the directors retire by rotation and, if eligible, seek re-appointment at the Annual General Meeting of shareholders. As per Article 122 of the Articles of Association, K. Dinesh, Srinath Batni, Sridar A. Iyengar, Deepak M. Satwalekar and Dr. Omkar Goswami will retire in the ensuing Annual General Meeting. The Board has recommended the re-appointment of all the retiring directors, except K. Dinesh who expressed his intention not to seek re-appointment due to personal reasons. The Board also decided to appoint S. Gopalakrishnan as the Whole-time Director (to be designated as the Executive Co-Chairman of the Board) and S. D. Shibulal as the Chief Executive Office and Managing Director. These appointments are effective from August 21, 2011. The detailed profiles of all these directors are provided in the Notice convening the Annual General Meeting.

Communication to the shareholders

We send quarterly reports to each shareholder via email. The report contains select financial data extracted from the audited financial statements under Indian GAAP and unaudited financial statements under IFRS. The quarterly report along with additional information is also posted on our website. Moreover, the quarterly / annual results and official news releases are generally published in *The Economic Times, The Times of India, Business Standard, Business Line, Financial Express* and *Udayavani* (a regional daily published from Bangalore). Quarterly and annual financial statements, along with segmental information, are also posted on our website. Earnings calls with analysts and investors are broadcast live on the website and their transcripts are published on the website soon thereafter. Any specific presentations made to analysts and others are also posted on our website. The proceedings of the Annual General Meeting are webcast live for shareholders across the world. The video archives are also available on our website, www.infosys.com

Investor grievances and share transfer

We have a Board-level investor grievance committee to examine and redress shareholders' and investors' complaints. The status on complaints and share transfers is reported to the entire Board. The details of shares transferred and the nature of complaints are provided in the *Shareholder information* section of the Annual Report. For shares transferred in physical form, the Company provides adequate notice to the seller before registering the transfer of shares. The share transfer committee of the Company will meet as often as required to approve share transfers. For matters regarding shares transferred in physical form, share certificates, dividends and change of address, shareholders should communicate with Karvy Computershare Private Limited, our registrar and share transfer agent. Their address is given in the *Shareholder information* section of the Annual Report.

Share transactions in electronic form can be effected in a much simpler and faster manner. After confirmation of sale / purchase transaction from the broker, shareholders should approach the depository participant with a request to debit or credit the account for the transaction. The depository participant will immediately arrange to complete the transaction by updating the account. There is no need for separate communication to the Company to register the share transfer.

Details of non-compliance

There has been no instance of non-compliance with any legal requirements nor have there been any strictures imposed by any stock exchange, SEBI or SEC, on any matters relating to the capital market over the last three years.

Postal ballots

For the year ended March 31, 2011, there are no ordinary or special resolutions that need to be passed by our shareholders through a postal ballot.

Auditors' certificate on corporate governance

As required by Clause 49 of the Listing Agreement, the auditors' certificate is given in the *Annexure to the directors' report* section in the Annual Report.

CEO and CFO certification

As required by Clause 49 of the Listing Agreement, the CEO / CFO certification is provided in the *CEO and CFO certification* section of the Annual Report.

Code of Conduct

In compliance with Clause 49 of the Listing Agreement, the Company has adopted a Code of Conduct. This code is applicable to the Members of the Board, the Executive Council and all employees of the Company and Subsidiaries. The Code of Conduct is available on our website, www.infosys.com.

All the members of the Board and the Executive Council and senior financial officers have affirmed compliance to the Code of Conduct, as at March 31, 2011. A declaration to this effect, signed by the CEO, the Managing Director and the CFO, is provided in the *CEO and CFO certification* section of the Annual Report.

General body meetings

The details of the last three Annual General Meetings are as follows :

Financial year ended	Date and Time	Venue	Special resolution passed
March 31, 2008	June 14, 2008 at 3 p.m. IST	NIMHANS Convention Center, Hosur Road, Bangalore, India	None
March 31, 2009	June 20, 2009 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None
March 31, 2010	June 12, 2010 at 3 p.m. IST	Christ University Auditorium, Hosur Road, Bangalore, India	None

Compliance with non-mandatory requirements of Clause 49 of the Listing Agreement

Clause 49 of the Listing Agreement mandates us to obtain a certificate from either the auditors or practicing Company Secretaries regarding compliance of conditions of corporate governance as stipulated in the Clause, and annex the certificate with the *Directors' report*, which is sent annually to all our shareholders. We have obtained a certificate to this effect and the same is given as an *Annexure to the directors' report*.

The Clause further states that the non-mandatory requirements may be implemented as per our discretion. However, the disclosures of compliance with mandatory requirements and adoption (and compliance) / non-adoption of the non-mandatory requirements shall be made in this section of the Annual Report.

We comply with the following non-mandatory requirements :

The Board

Independent directors may have a tenure not exceeding, in the aggregate, a period of nine years on our Board.

None of the independent directors on our Board have served for a tenure exceeding nine years from the date when the new Clause 49 became effective.

Remuneration committee

We have instituted a compensation committee. A detailed note on compensation / remuneration committee is provided under the *Compensation committee* in this section.

Shareholders' rights

The Clause states that a half-yearly declaration of financial performance, including summary of the significant events in the last six months, may be sent to each shareholder.

We communicate with investors regularly through e-mail, telephone and face-to-face meetings either in investor conferences, Company visits or on road shows.

We also leverage the internet in communicating with our investor base. We announce quarterly financial results within two weeks of the close of a quarter. After the announcement of the quarterly financial results, a business television channel in India telecasts a live discussion with our Management. This enables a large number of retail shareholders in India to understand our operations better. The announcement of quarterly results is followed by media briefings in several television channels, press conferences and earnings conference calls. The earnings calls are webcast live on the internet so that information is available to all at the same time. Further, transcripts of the earnings calls are posted on our website, www.infosys.com, within a week. Highlights of the results are also made available to mobile phone users in India through SMS and WAP.

Training of Board members

All new non-executive directors inducted into the Board are given an orientation. Presentations are made by various executive directors and senior management giving an overview of our operations to familiarize the new non-executive directors with the operations. The new non-executive directors are given orientation on our services, group structure and subsidiaries, our constitution, Board procedures and matters reserved for the Board, our major risks and risk management strategy.

The Board's policy is to have separate meetings regularly with independent directors to update them on all business-related issues and new initiatives. In such meetings, the executive directors and other members of the senior management share point of views and leadership thoughts on relevant issues.

We also facilitate the continual education requirements of our directors. Each director is entitled for a training fee of US$ 5,000 per annum. Independent directors are allowed to attend educational programs in the areas of board / corporate governance.

Mechanism for evaluating non-executive Board members

The Board evaluates the performance of non-executive / independent directors through a peer-evaluation process every year. Each Board member makes a presentation to the Board highlighting their contributions and thought leadership initiatives pursued during the year. A scale of 1 to 3 is used by every Board member during the evaluation of each of the external Board members.

Independent directors have three key roles, namely, governance, control and guidance. Some of the performance indicators based on which the independent directors are evaluated include:

- Ability to contribute to and monitor our corporate governance practices.
- Ability to contribute by introducing international best practices to address top-management issues.
- Active participation in long-term strategic planning.
- Commitment to the fulfillment of a director's obligations and fiduciary responsibilities. This includes participation at the Board and Committee Meetings.

Whistleblower policy

We have established a mechanism for employees to report concerns about unethical behavior, actual or suspected fraud, or violation of our code of conduct or ethics policy. It also provides for adequate safeguards against victimization of employees who avail of the mechanism, and also allows direct access to the Chairperson of the audit committee in exceptional cases. We further affirm that no employee has been denied access to the audit committee.

F. Compliance with the corporate governance codes

Corporate Governance Voluntary Guidelines 2009

The Ministry of Corporate Affairs, Government of India, published the Corporate Governance Voluntary Guidelines in 2009. These guidelines have been published keeping in view the objective of encouraging the use of better practices through voluntary adoption, which not only serve as a benchmark for the corporate sector but also help them in achieving the highest standard of corporate governance. These guidelines provide corporate India a framework to govern themselves voluntarily as per the highest standards of ethical and responsible conduct of business. The Ministry hopes that adoption of these guidelines will also translate into a much higher level of stakeholders' confidence which is crucial in ensuring the long-term sustainability and value generation by businesses. The guidelines broadly focus on areas such as Board of Directors, responsibilities of the Board, audit committee functions, roles and responsibilities, appointment of auditors, compliance with secretarial standards and a mechanism for whistleblower support. We substantially comply with the Corporate Governance Voluntary Guidelines.

Revised Clause 49 of the Listing Agreement

SEBI, with a view to improving corporate governance standards in India and to enhance the transparency and integrity of the market, constituted a committee on corporate governance under the chairmanship of N. R. Narayana Murthy. The committee issued two sets of recommendations : the mandatory recommendations and the non-mandatory recommendations.

SEBI has incorporated the recommendations made by the Narayana Murthy Committee on Corporate Governance in Clause 49. A revised Clause 49 was made effective from January 1, 2006. We fully comply with the revised Clause 49 of the Listing Agreement.

Naresh Chandra Committee

Following instances of irregularities involving auditors in the U.S. and in India, the Government of India, by an order dated August 21, 2002, constituted a high-level committee under the chairmanship of Naresh Chandra to examine the auditor-company relationship and to regulate the role of auditors. Chapters 2, 3 and 4 of the Naresh Chandra Committee report are relevant to us. We comply with these recommendations.

Kumar Mangalam Birla Committee

SEBI appointed a committee on corporate governance on May 7, 1999, under the chairmanship of Kumar Mangalam Birla, to promote and raise the standards of corporate governance. The SEBI Board adopted the recommendations of the committee on January 25, 2000. We comply with these recommendations.

Euroshareholders Corporate Governance Guidelines, 2000

'Euroshareholders' is the confederation of European shareholders associations, constituted to represent the interests of individual shareholders in the European Union. The guidelines are based on the general principles of corporate governance issued by the Organization for Economic Co-operation and Development (OECD) in 1999, but are more specific and detailed. Subject to the statutory regulations in force in India, we comply with these recommendations.

Compliance with findings and recommendation of the Conference Board Commission on Public Trust and Private Enterprises in the U.S.

The Conference Board Commission on Public Trust and Private Enterprises was convened to address the circumstances which led to corporate irregularities and the subsequent decline of confidence in the American capital markets. The commission addressed three key areas – executive compensation, corporate governance, and audit and accounting issues, and issued its first set of findings and recommendations. We substantially comply with these recommendations.

OECD Principles of Corporate Governance

The governments of the 30 countries in the OECD have recently approved a revised version of the OECD's Principles of Corporate Governance, adding new recommendations for good practice in corporate behavior with a view to rebuilding and maintaining public trust in companies and stock markets. We comply with these recommendations.

A detailed compliance report, with the recommendations of various committees listed in this section, is available on our website www.infosys.com.

United Nations Global Compact

Announced by the United Nations Secretary-General, Kofi Annan, at the World Economic Forum in Davos, Switzerland, in January 1999, and formally launched at the UN Headquarters in July 2000, the Global Compact calls on companies to embrace ten principles in the areas of human rights, labor standards and environment. The Global Compact is a value-based platform designed to promote institutional learning. It utilizes the power of transparency and dialog to identify and disseminate good practices based on universal principles. The ten principles are drawn from the Universal Declaration of Human Rights, the International Labor Organization's Fundamental Principles on Rights at Work, and the Rio Principles on Environment and Development.

The Global Compact recommends that companies embrace, support and enact, within their sphere of influence, a set of core values in the areas of human rights, labour standards, the environment and anti-corruption.

According to these principles, businesses should :

- Support and respect the protection of internationally proclaimed human rights
- Ensure that they are not complicit in human rights abuses
- Uphold the freedom of association and the effective recognition of the right to collective bargaining
- Support the elimination of all forms of forced and compulsory labor
- Support the effective abolition of child labor
- Eliminate discrimination with respect to employment and occupation
- Support a precautionary approach to environmental challenges
- Undertake initiatives to promote greater environmental responsibility
- Encourage the development and diffusion of environment-friendly technologies
- Work against corruption in all its forms, including extortion and bribery

On August 27, 2001, we adopted the United Nations Global Compact policy and became a partner with the United Nations in this initiative. A strong sense of social responsibility is an integral part of our value system. We adhere to the principles of the United Nations Global Compact.

Source : www.unglobalcompact.org

Shareholder information

Corporate

Infosys was incorporated in Pune, in 1981, as Infosys Consultants Private Limited, a private limited company under the Indian Companies Act, 1956. We changed our name to Infosys Technologies Private Limited in April 1992 and to Infosys Technologies Limited in June 1992, when we became a public limited company. We made an initial public offering in February 1993 and were listed on stock exchanges in India in June 1993. Trading opened at ₹145 per share, compared to the IPO price of ₹95 per share. In October 1994, we made a private placement of 5,50,000 shares at ₹450 each to Foreign Institutional Investors (FIIs), Financial Institutions (FIs) and body corporates.

In March 1999, we issued 20,70,000 American Depositary Shares (ADSs) (equivalent to 10,35,000 equity shares of par value of ₹10/- each) at US$ 34 per ADS under the ADS Program and the same were listed on the NASDAQ National Market. All the above data is unadjusted for issue of stock split and bonus shares. In July 2003, June 2005 and November 2006, we successfully completed secondary ADR issues of US$ 294 million, US$ 1.1 billion and US$ 1.6 billion respectively.

The address of our registered office is Electronics City, Hosur Road, Bangalore 560 100, Karnataka, India.

Bonus issues and stock split

Fiscal	1986	1989	1991	1992	1994	1997	1999	2005	2007
Bonus	1:1	1:1	1:1	1:1	1:1	1:1	1:1	3:1	1:1

Note : In addition of shares, the Company split the stock in the ratio of 2 for 1 in fiscal 2000.

Dividend policy

The dividend policy is to distribute up to 30% of the consolidated Profit After Tax (PAT) of the Infosys group as dividend.

Unclaimed dividend

Section 205 of the Companies Act, 1956, mandates that companies transfer dividend that has been unclaimed for a period of seven years from the unpaid dividend account to the Investor Education and Protection Fund (IEPF). In accordance with the following schedule, the dividend for the years mentioned as follows, if unclaimed within a period of seven years, will be transferred to IEPF.

Year	Type of dividend	Dividend per share (₹)	Date of declaration	Due date for transfer	Amount (₹) [1]
2004	Final [2]	115.00	Jun 12, 04	Jul 11, 11	27,53,100
2005	Interim	5.00	Oct 12, 04	Nov 11, 11	5,95,535
	Final	6.50	Jun 11, 05	Jul 10, 12	5,82,452
2006	Interim	6.50	Oct 11, 05	Nov 10, 12	4,88,384
	Final [3]	38.50	Jun 10, 06	Jul 9, 13	17,28,727
2007	Interim	5.00	Oct 11, 06	Nov 10, 13	6,46,835
	Final	6.50	Jun 22, 07	Jul 21, 14	9,16,420
2008	Interim	6.00	Oct 11, 07	Nov 10, 14	10,91,136
	Final [4]	27.25	Jun 14, 08	Jul 13, 15	30,41,349
2009	Interim	10.00	Oct 11, 08	Nov 10, 15	21,47,850
	Final	13.50	Jun 20, 09	Jul 25, 16	20,24,481
2010	Interim	10.00	Oct 09, 10	Nov 14, 16	18,95,420
	Final	15.00	Jun 12, 10	Jul 17, 17	25,36,950
2011	Interim [5]	40.00	Oct 15, 10	Nov 20, 17	54,44,880

[1] Amount unclaimed as at March 31, 2011.
[2] Includes one-time special dividend of ₹100/- per share.
[3] Includes silver jubilee special dividend of ₹30/- per share.
[4] Includes special dividend of ₹20/- per share.
[5] Includes 30th year special dividend of ₹30/- per share.

The Company is sending periodic communication to the concerned shareholders, advising them to lodge their claims with respect to unclaimed dividend. Shareholders are cautioned that once unclaimed dividend is transferred to IEPF, no claim shall lie in respect thereof with the Company.

Dividend remitted to IEPF during the last three years

Fiscal	Amount (₹)
2011	4,48,296
2010	6,60,204
2009	6,49,767

Investor services

Tentative calendar

Quarter ending	Earnings release	Quiet period
Jun 30, 2011	Jul 12, 2011	Jun 16 to Jul 14, 2011
Sep 30, 2011	Oct 12, 2011	Sep 16 to Oct 14, 2011
Dec 31, 2011	Jan 12, 2012	Dec 16, 2011 to Jan 14, 2012
Mar 31, 2012	Apr 13, 2012	Mar 16 to Apr 15, 2012

Annual General Meeting

Date and time	June 11, 2011, Saturday, 3 p.m. IST
Venue	The Christ University Auditorium, Hosur Road, Bangalore 560 029
Book closure dates	May 28, 2011 to June 11, 2011
Dividend payment date	June 13, 2011

Investor awareness

Maintaining the highest standards of corporate governance is not a matter of mere form, but of substance. In continuation of our efforts in that direction, we have provided a synopsis of some of your rights and responsibilities as a shareholder on our website, www.infosys.com. We encourage you to visit our website and read the document. We hope that the document will give you appropriate guidance, though in brief, on any questions regarding your rights as a shareholder.

Dematerialization of shares and liquidity

Infosys shares are tradable compulsorily in electronic form and, through Karvy Computershare Private Limited, Registrars and Share Transfer Agents, we have established connectivity with both the depositories, that is, National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). The International Securities Identification Number (ISIN) allotted to our shares under the Depository System is INE009A01021.

As at March 31, 2011, 99.72% of our shares were held in dematerialized form and the rest in physical form.

We were the first company in India to pay a one-time custodial fee of ₹44.43 lakh to NSDL. Consequently, our shareholders do not have to pay depository participants, the custodial fee charged by NSDL on their holding.

Shares held in demat and physical mode as at March 31, 2011 are as follows :

Category	Number of shareholders	Number of shares	% to total equity
Demat mode			
NSDL	3,31,093	56,68,67,476	98.73
CDSL	84,986	56,81,625	0.99
Total	416,079	57,25,49,101	99.72
Physical mode	544	16,02,458	0.28
Grand total	4,16,623	57,41,51,559	100.00

To enable us to serve our investors better, we request shareholders whose shares are in physical mode to dematerialize shares and to update their bank accounts with the respective depository participants.

Secretarial audit

As a measure of good corporate governance practice, the Board of Directors of the Company appointed Parameshwar G. Hegde, Practicing Company Secretary, to conduct Secretarial Audit of records and documents of the Company. The Secretarial Audit Report confirms that the Company has complied with all the applicable provisions of the Companies Act, 1956, Depositories Act, 1996, Listing Agreements with the Stock Exchanges, and all the Regulations and Guidelines of the Securities and Exchange of India (SEBI) as applicable to the Company. The audit also covers the reconciliation on a quarterly basis, the total admitted capital with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) and the total issued and listed capital. The audit has confirmed that the total issued / paid up capital is in agreement with the aggregate total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL. Further, the company voluntarily adheres to the various Secretarial Standards issued by the Institute of Company Secretaries of India.

Investor complaints

	Received		Attended	
Nature of complaints	2011	2010	2011	2010
Dividend / Bonus related	706	629	706	629

We attended to most of the investors' grievances / correspondences within a period of ten days from the date of receipt of such grievances. The exceptions have been for cases constrained by disputes or legal impediments.

Designated e-mail address for investor services

In terms of Clause 47 (f) of the Listing Agreement, the designated e-mail address for investor complaints is investors@infosys.com

Legal proceedings

There are certain pending cases related to disputes over title to shares in which we had been made a party. However, these cases are not material in nature.

Shareholders holding more than 1% of the shares

The details of shareholders (non-founders) holding more than 1% of the equity as at March 31, 2011 are as follows :

Name of the shareholder	No. of Shares	%
Life Insurance Corporation of India [1]	2,45,97,487	4.28
Oppenheimer Developing Markets Fund [2]	1,25,56,971	2.19
Abu Dhabi Investment Authority [2]	1,10,65,282	1.93
Franklin Templeton Investment Funds [2]	99,87,588	1.74
ICICI Prudential Life Insurance Company Limited [3]	84,09,519	1.46
Vanguard Emerging Markets Stock Index Fund [2]	70,88,500	1.23
Government of Singapore [2]	63,01,219	1.10
Aberdeen Asset Managers Limited [2]	62,68,000	1.09
Bajaj Allianz Life Insurance Company Limited [3]	61,41,329	1.07
HDFC Trustee Company Limited [3]	59,05,736	1.03

[1] *Financial institution*
[2] *Foreign institutional investor*
[3] *Body corporate*

Distribution of shareholding as at March 31, 2011

Range of equity shares held	No. of shareholders	%	No. of shares	%
1	14,561	3.50	14,561	0.00
2-10	1,92,179	46.13	12,85,207	0.22
11-50	1,37,501	33.00	36,49,192	0.64
51-100	31,252	7.50	24,74,459	0.43
101-200	15,387	3.70	23,48,626	0.40
201-500	9,991	2.40	33,09,698	0.58
501-1,000	5,846	1.40	43,36,039	0.76
1,001-5,000	6,267	1.50	1,47,43,304	2.57
5,001-10,000	1,434	0.34	1,01,97,201	1.78
10,001 and above	2,204	0.53	43,07,43,251	75.02
Total	4,16,622	100.00	47,31,01,538	82.40
Equity shares underlining ADS	1	0.00	10,10,50,021	17.60
Total	4,16,623	100.00	57,41,51,559	100.00

Share transfers in physical form

Shares sent for physical transfer are effected after giving a 15-day notice to the seller for confirmation of the sale. Our share transfer committee meets as often as required. The total number of shares transferred in physical form during the year was 424 as against 60 for the previous year.

Listing on stock exchanges

Codes	India NSE	India BSE	Global NASDAQ
Exchange	INFOSYSTCH	500209	INFY
Reuters	INFY.NS	INFY.BO	INFY.O
Bloomberg	NINFO IN	INFO IN	–

The listing fees for fiscal 2012 have been paid for all the above stock exchanges.

Stock market data relating to shares listed in India

Our market capitalization is included in the computation of the BSE-30 Sensitive Index (Sensex), the BSE Dollex, S&P CNX NIFTY Index and NASDAQ-100 Index. The monthly high and low quotations, as well as the volume of shares traded at the BSE, the NSE and NASDAQ for the current year are provided in the following page.

Shareholding pattern

Category	March 31, 2011			March 31, 2010		
	Shareholders (no.)	Voting strength (%)	Number of shares held	Shareholders (no.)	Voting strength (%)	Number of shares held
Founders holding						
Indian founders	19	16.04	9,20,85,078	19	16.05	9,20,84,978
Total founders holding (A)	19	16.04	9,20,85,078	19	16.05	9,20,84,978
Public shareholding						
Institutional investors						
Mutual funds	332	4.60	2,63,83,936	266	4.02	2,30,90,168
Banks, financial institutions and insurance companies	60	4.40	2,52,50,097	55	3.90	2,24,10,708
Foreign institutional investors	989	36.12	20,73,99,314	892	36.36	20,86,37,229
Others						
Private corporate bodies	3,357	6.70	3,84,66,629	3,223	5.40	3,09,81,305
Indian public	4,05,131	13.18	7,56,70,639	3,70,644	14.33	8,22,20,794
NRIs / OCBs / Foreign nationals	6,696	0.86	49,37,208	6,571	0.81	46,58,086
Trusts	38	0.50	29,08,637	45	0.50	28,65,977
Total public shareholding (B)	4,16,603	66.36	38,10,16,460	3,81,696	65.32	37,48,64,267
Equity shares underlying ADS (C)	1	17.60	10,10,50,021	1	18.63	10,68,75,947
Total (A + B + C)	4,16,623	100.00	57,41,51,559	3,81,716	100.00	57,38,25,192

Stock market data – Exchanges in India

	BSE			NSE			Total volume
	High (₹)	Low (₹)	Volume (No.)	High (₹)	Low (₹)	Volume (No.)	(BSE & NSE) (No.)
2010							
April	2,801.55	2,644.05	38,02,005	2,801.60	2,643.75	2,62,06,242	3,00,08,247
May	2,702.15	2,533.30	20,57,441	2,706.15	2,533.40	2,03,97,880	2,24,55,321
June	2,817.90	2,625.25	18,12,206	2,822.70	2,624.35	1,80,94,283	1,99,06,489
July	2,894.95	2,729.00	28,21,046	2,895.90	2,727.50	2,01,31,995	2,29,53,041
August	2,873.40	2,696.00	15,50,015	2,874.65	2,700.45	1,49,29,717	1,64,79,732
September	3,058.50	2,750.65	19,29,074	3,059.15	2,753.00	2,25,48,316	2,44,77,390
October	3,184.25	2,969.60	29,26,489	3,185.25	2,970.85	2,47,46,483	2,76,72,972
November	3,082.90	2,966.45	16,12,368	3,082.65	2,963.80	1,73,13,835	1,89,26,203
December	3,445.00	3,054.55	19,67,499	3,446.95	3,052.40	1,74,02,190	1,93,69,689
2011							
January	3,475.85	3,116.30	24,39,518	3,481.45	3,117.70	2,28,41,828	2,52,81,346
February	3,161.20	3,003.05	16,89,953	3,165.25	2,997.10	2,02,18,080	2,19,08,033
March	3,236.75	2,922.15	23,82,349	3,241.30	2,922.30	2,30,22,036	2,54,04,385
Total	3,475.85 (1)	2,533.30 (1)	2,69,89,963	3,481.45 (1)	2,533.40 (1)	24,78,52,885	27,48,42,848
Volume traded / average outstanding shares (%)	FY 2011		6			52	58
	FY 2010		9			72	81
	FY 2009		18			100	118

Note : The number of shares outstanding is 47,31,01,538. American Depositary Shares (ADSs) have been excluded for the purpose of this calculation.

(1) Represents yearly high and yearly low of equity shares.

Stock market data – NASDAQ

	High ($)	Low ($)	High (₹)	Low (₹)	Volume (No.)
2010					
April	63.05	59.86	2,796.90	2,655.40	3,49,68,168
May	60.75	55.18	2,816.97	2,558.70	3,56,44,538
June	63.56	56.55	2,952.36	2,626.75	2,99,59,933
July	63.02	58.01	2,832.11	2,606.96	3,01,27,055
August	63.37	57.28	2,487.84	2,574.16	2,39,45,776
September	67.31	59.70	3,024.91	2,682.91	2,75,77,117
October	71.20	66.34	3,154.16	2,947.48	3,57,49,334
November	69.56	64.51	3,191.41	2,959.71	2,42,38,801
December	76.41	67.85	3,416.29	3,033.57	1,86,54,990
2011					
January	77.53	67.62	3,559.40	3,104.43	3,54,93,366
February	69.56	66.52	3,148.98	3,011.36	2,15,98,322
March	71.70	64.52	3,197.82	2,877.59	3,33,67,452
Total	77.53 [1]	55.18 [1]	3,559.40 [1]	2,558.70 [1]	35,13,24,852

Notes : 1 ADS = 1 equity share. U.S. dollar has been converted into Indian rupee at the monthly closing rates. The number of ADSs outstanding as at March 31, 2011 was 10,10,50,021. The percentage of volume traded to the total float was 347.67% as against 500.24% in the previous year.

[1] Represents yearly high and yearly low of ADSs

Infosys share price versus the BSE Sensex


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0
Apr 10
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Infosys
Sensex

Base 100 = April 1, 2010

ADS premium compared to price quoted on BSE


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3,000
2,500
2,000
1,500
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0
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	Apr 10	May 10	Jun 10	Jul 10	Aug 10	Sep 10	Oct 10	Nov 10	Dec 10	Jan 11	Feb 11	Mar 11
ADR (₹)	2,797	2,817	2,952	2,832	2,488	3,025	3,154	3,191	3,416	3,559	3,149	3,198
Equity (₹)	2,644	2,533	2,625	2,739	2,696	2,751	2,970	2,966	3,055	3,116	3,003	2,922
Premium (%)	5.78	4.86	12.47	3.40	(7.72)	9.96	6.20	7.59	11.82	14.22	4.86	9.45

Based on monthly high prices

Outstanding ADSs

Our ADSs as evidenced by American Depositary Receipts (ADRs) are traded in the U.S. on the NASDAQ Global Select Market under the ticker symbol 'INFY'. Each equity share is represented by one ADS. The ADRs evidencing ADSs began trading on NASDAQ from March 11, 1999, when they were issued by the Depository Deutsche Bank Trust Company Americas (the Depository), pursuant to the Deposit Agreement. As at March 31, 2011, there were 54,850 record holders of ADRs evidencing 10,10,50,021 ADSs (1 ADS = 1 equity share).

Share price chart

We caution that the stock price performance shown in the graph below should not be considered indicative of potential future stock price performance.



Relative Index
3,00,100
2,75,100
2,50,100
2,25,100
2,00,100
1,75,100
1,50,100
1,25,100
1,00,100
75,100
50,100
25,100
100
Jun
Mar
1993
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1995
1996
1997
1998
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2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Infosys
BSE Index

Notes : Adjusted for bonus issues and stock split.

Base 100 = June 1993.

Historical stock price performance should not be considered indicative of potential future stock price performance.

Investor contacts

For queries relating to financial statements

V. Balakrishnan
Chief Financial Officer
Tel. : 91 80 2852 0440, Fax : 91 80 2852 0754
E-mail : balakv@infosys.com

For queries relating to shares / dividend / compliance

K. Parvatheesam
Company Secretary and Compliance Officer
Tel. : 91 80 4116 7750, Fax : 91 80 2852 0754
E-mail : parvatheesam_k@infosys.com

Investor correspondence in India

Avishek Lath
Manager – Investor Relations
Tel. : 91 80 4116 7744, Fax : 91 80 2852 0754
E-mail : avishek_lath@infosys.com

Investor correspondence in the U.S.

Sandeep Mahindroo
Senior Manager – Investor Relations
Tel. : 1 646 254 3133, Fax : 1 646 254 3101
E-mail : sandeep_mahindroo@infosys.com

Registrar and share transfer agents

Karvy Computershare Private Limited
Registrars and Share Transfer Agents
Plot No. 17 to 24, Near Image Hospital
Vittalrao Nagar, Madhapur
Hyderabad 500 081, India
Tel. : 91 40 4465 5151, Fax : 91 40 4465 5024
E-mail : shobha@karvy.com

Depository bank (ADS)

United States

Deutsche Bank Trust Company Americas
Trust & Securities Services
60 Wall Street, 27th Floor
MS# NYC60-2727
New York, NY 10005, U.S.
Tel. : 1 212 250 1905, Fax : 1 212 797 0327

India

Deutsche Bank A. G.
Trust & Securities Services
222, Dr. D. N. Road, Kodak Houses
1st Floor, Fort, Mumbai 400 001, India
Tel. : 91 22 6658 4380 – 89, Fax : 91 22 2207 9614

Custodian in India (ADS)

ICICI Bank Limited
Securities Market Services
Empire Complex, F7 / E7 First Floor
414, Senapati Bapat Marg, Lower Parel
Mumbai 400 013, India
Tel. : 91 22 6667 2030 / 2026, Fax : 91 22 6667 2740 / 2779

Addresses of regulatory authority / stock exchanges

In India

Securities and Exchange Board of India
Plot No. C4-A, G Block, Bandra Kurla Complex
Bandra (East), Mumbai 400 051
Tel. : 91 22 2644 9000 / 4045 9000
Fax : 91 22 2644 9016 – 20 / 4045 9016 – 20

National Stock Exchange of India Limited
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai 400 051
Tel. : 91 22 2659 8100, Fax : 91 22 2659 8120

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Mumbai 400 001
Tel. : 91 22 2272 1233, Fax : 91 22 2272 1919

Outside India

The NASDAQ Stock Market
One Liberty Plaza
165 Broadway
New York, NY 10006
Tel. : 212 401 8700

Depository for equity shares in India

National Securities Depository Limited
Trade World, A Wing, 4th and 5th Floors
Kamala Mills Compound
Senapathi Bapat Marg, Lower Parel
Mumbai 400 013
Tel. : 91 22 2499 4200, Fax : 91 22 2497 6351

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 17th Floor
Dalal Street, Fort
Mumbai 400 001
Tel. : 91 22 2272 3333, Fax : 91 22 2272 3199

Global presence

Asia Pacific

Hong Kong
2 Exchange Square
8 / F, 8 Connaught Place
Central, Hong Kong
Tel. : 852 2297 2231
Fax : 852 2297 0066

Japan
Izumi Garden Wing 2F
1-6-3, Roppongi, Minato-ku
Tokyo 106 0032
Tel. : 81 3 5545 3251
Fax : 81 3 5545 3252

Malaysia
Merak Block, Suite B
Persiaran Multimedia
1st Floor, Cyberjaya,
Kuala Lumpur 63000
Tel. : 60 383 203 829

Mauritius
4th Floor, B Wing
Ebène Cyber Towers
Reduit, Mauritius
Tel. : 230 401 9200
Fax : 230 464 1318

Singapore
04-01 / 06,
1 Changi Business Park
Crescent,
Singapore 486025
Tel. : 65 6572 8400
Fax : 65 6572 8405

Level 43, Unit 2
Suntec Tower 2
9 Temasek Blvd
Singapore – 038989
Tel. : 65728400
Fax : 65728400

United Arab Emirates
Dubai
506 and 805
Liberty House, DIFC
P. O. Box 506846
Dubai
Tel. : 971 4 508 0200
Fax : 971 4 508 0225

Sharjah
Z3 Office 11, SAIF Zone
P. O. Box 8230, Sharjah
Tel. : 971 6 557 1068
Fax : 971 6 557 3768

Europe

Belgium
Regus Park Atrium
11, Rue des Colonies
Kolonienstraat
B 1000 Brussels
Tel. : 32 2 517 62 30
Fax : 32 2 517 67 00

Czech Republic
Regus Business Center
Prague Stock Exchange
Rybna Street 682 / 14
11005 Prague 1
Tel. : 420 222 191 387
Fax : 420 222 191 700

Denmark
Regus Copenhagen
Larsbjoernsstraede 3
1454 Copenhagen
Tel. : 45 33 3772 94
Fax : 45 33 3243 70

Finland
Regus Mannerheimintie 12 B
00100 Helsinki
Tel. : 358 925 166 239
Fax : 358 925 166 100

France
Paris
Tour Opus 12, 4th Floor
77 Esplanade du Général
de Gaulle
92 914 Paris La Defense 9
Tel. : 33 1 56 39 12 00
Fax : 33 1 56 39 12 01

Toulouse
7, Avenue Didier Daurat
2nd Floor, Blagnac
31700 Toulouse
Tel. : 33 5 34 50 92 77
Fax : 33 5 34 50 91 90

Germany
Eschborn
Topas 1, Mergenthalleralle
77 65760 Eschborn
Tel. : 49 6196 9694 0
Fax : 49 6196 9694 200

Frankfurt
Opernturm, 22nd Floor,
Bokenheimer Landstrasse,
60306 Frankfurt am Main
Tel. : 49 0 69 269566 000
Fax : 49 0 69 269566 200

Stuttgart
Liebknechtstrasse 33
D 70565 Stuttgart
Tel. : 49 711 7811 570
Fax : 49 711 7811 571

Walldorf
Partner Port
Altrottstr. 31, 69190 Walldorf
Tel. : 49 6227 73 4350
Fax : 49 6227 73 4359

Greece
Greek Branch,Regus Hellas
S.A. 166A Kifissias Avenue &
2, Sofokleous str
Maroussi GR 151 26
Tel : 30 210 727 9055
Fax : 30 210 7279200

Ireland
Regus Prembroke House
30 Pembroke Street Upper
Dublin 2
Tel. : 353 1 234 2470
Fax : 353 1 234 2575

Norway
Regus Business Center
Ibsen AS
C. J. Hambrosplass 2C
1st Floor, Oslo 0164
Tel. : 47 22 99 60 42
Fax : 47 22 99 60 10

Russia
4 / 430, 4. Lesnoy Pereulok,
Moscow 125047
Tel. : 7 495 642 8710
Fax : 7 495 225 8500

Spain
Regus – CUZCO IV
Paseo de la Castellana 141-8
28046, Madrid
Tel. : 34 91 503 0644
Fax : 34 91 503 0530

Sweden
Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Switzerland
Basel
Regus Basel City Centre
Innere Margarethenstrasse 5
Basel 4051
Tel. : 41 0 61 204 4545
Fax : 41 0 61 204 4500

Geneva
18, Avenue Louis-Casai
1209 Geneva
Tel. : 41 22 747 7894
Fax : 41 22 747 7900

Zurich
3rd Floor, Badenerstrasse 530
8048 Zurich
Tel. : 41 43 817 4170
Fax : 41 43 817 4150

The Netherlands
World Trade Center
H-Tower, 23rd Floor
Zuidplein 190
1077 XV Amsterdam
Tel. : 31 20 796 5500
Fax : 31 20 796 5501

United Kingdom
Aberdeen
CBXII West Wing
382 - 390 Midsummer
Boulevard
Milton Keynes MK9 2RG
Tel. : 44 1908 84 74 00
Fax : 44 1908 84 74 01

London
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Swindon
Part First Floor
Wakefield House
Aspect Park, Pipers Way
Swindon SN 31RE
Tel. : 44 179 352 8766
Fax : 44 179 352 3714

India

Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Infosys – Center Point
Offshore Development Center
Plot No. 26A
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Reddy Building
K 310, 1st Main
5th Block, Koramangala
Bangalore 560 095
Tel. : 91 80 2553 2591
Fax : 91 80 2553 0391

Salarpuria Infozone
3rd and 4th Floor
Wing A, No. 39 (P),
No. 41 (P) and No. 42 (P)
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 0261
Fax : 91 80 2852 0362

Bhubaneswar
Plot No. E / 4, Info City
Bhubaneswar 751 024
Tel. : 91 674 232 0032
Fax : 91 674 232 0100

Chandigarh
Block A and B, Ground Floor
DLF Building, Plot No. 2
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel. : 91 172 502 1100
Fax : 91 172 504 6222

Plot No. 1
Rajiv Gandhi Technology Park
Kishangarh
Chandigarh 160 101
Tel. : 91 172 503 8000
Fax : 91 172 504 6860

Chennai
138 Old Mahabalipuram Road
Sholinganallur
Chennai 600 119
Tel. : 91 44 2450 9530
Fax : 91 44 2450 0390

Mahindra Industrial Park
TP 1 / 1, Central Avenue
Techno Park SEZ
Mahindra World City
Natham Sub Post, Chengelpet
Kancheepuram District
Chennai 603 002
Tel. : 91 44 4741 1111
Fax : 91 44 4741 5151

Hyderabad
Survey No. 210
Manikonda Village
Lingampally
Rangareddy (Dist.)
Hyderabad 500 032
Tel. : 91 40 6642 0000
Fax : 91 40 2300 5223

Mangalore
Kuloor Ferry Road, Kottara
Mangalore 575 006
Tel. : 91 824 245 1485
Fax : 91 824 245 1504

IT and ITeS SEZ
Kamblapadavu
Kurnad Post, Pajeeru Village
Bantwal Taluk 574 153
Dakshina Kannada (Dist.)
Tel. : 91 824 228 4492
Fax : 91 824 228 4491

Mumbai
85, 'C', Mittal Towers
8th Floor, Nariman Point
Mumbai 400 021
Tel. : 91 22 2284 6490
Fax : 91 22 2284 6489

Mysore
No. 350, Hebbal
Electronics City
Mysore 570 018
Tel. : 91 821 240 4101
Fax : 91 821 240 4200

New Delhi
K30, Green Park Main
Behind Green Park Market
New Delhi 110 016
Tel. : 91 11 2651 4829
Fax : 91 11 2685 3366

Pune
Plot No. 1, Rajiv Gandhi
Infotech Park,
Hinjawadi, Taluka Mulshi,
Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 2832

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 3982 7000
Fax : 91 20 3982 8000

Thiruvananthapuram
3rd Floor, Bhavani Technopark
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

Plot No. 1,
Technopark Campus II,
Attipara Village
Thiruvananthapuram 695 581
Tel. : 91 471 398 2222
Fax : 91 471 270 0889

North America

Canada
Calgary
Suite 1000, 888-3rd Street SW
Bankers Hall,West Tower
Calgary, AB T2P 5C5
Tel. : 1 403 444 6896
Fax : 1 403 444 6699

Toronto
5140 Yonge Street
Suite 1400 Toronto
Ontario, M2N 6L7
Tel. : 1 416 224 7400
Fax : 1 416 224 7449

United States
Atlanta
400 Galleria Parkway
Suite 1490, Atlanta
GA 30339
Tel. : 1 770 799 1860
Fax : 1 770 799 1861

Bellevue
3326 160th Avenue SE
Suite 300, Bellevue
WA 98008
Tel. : 1 425 256 6200
Fax : 1 425 256 6201

Bentonville
2700 SE 'S' Street, Suite 200
Bentonville, AR 72712
Tel. : 1 479 271 4600
Fax : 1 479 271 4601

Bridgewater
400 Crossing Boulevard
Suite 101, Bridgewater
NJ 08807
Tel. : 1 908 450 8200
Fax : 1 908 450 8201

Global presence

North America (contd.)

Charlotte
13777 Ballantyne Corporate PL
Suite 250, Charlotte, NC
28277
Tel. : 1 704 972 0320
Fax : 1 704 972 0311

Fremont
6607 Kaiser Drive
Fremont, CA 94555
Tel. : 1 510 742 3000
Fax : 1 510 742 3090

Hartford
95 Glastonbury Blvd
Glastonbury, CT 06033
Tel. : 1 860 494 4139
Fax : 1 860 494 4140

Houston
14800 St. Mary's Lane
Suite 160, Houston
TX 77079
Tel. : 1 281 493 8698
Fax : 1 281 493 8601

Lake Forest
One Spectrum Pointe
Suite 350, Lake Forest
CA 92630
Tel. : 1 949 206 8400
Fax : 1 949 206 8499

Lisle
2300 Cabot Drive
Suite 250, Lisle
IL 60532
Tel. : 1 630 482 5000
Fax : 1 630 505 9144

Minneapolis
80 South, 8th Street
Suite 900
Minneapolis, MN 55402
Tel. : 1 612 349 5258
Fax : 1 510 248 2022

New York
630 Fifth Avenue
Suite 1600, Rockefeller Center
New York, NY 10111
Tel. : 1 646 254 3100
Fax : 1 646 254 3101

Phoenix
10835 N 25th Avenue
Suite 200, Phoenix
AZ 85029
Tel. : 1 480 655 3598
Fax : 1 480 655 3501

Plano
6100, Tennyson Parkway
Suite 200, Plano
TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

Quincy
Two Adams Place
Quincy, MA 02169
Tel. : 1 781 356 3100
Fax : 1 781 356 3150

Reston
12021 Sunset Hills Road
Suite 340, Reston
VA 20190
Tel. : 1 703 234 3798
Fax : 1 703 234 3701

Southfield
3000 Town Center
Suite 2850
Southfield, MI 48075
Tel. : 1 248 603 4300
Fax : 1 248 208 3315

Subsidiaries of Infosys Technologies Limited

Infosys Technologies (Australia) Pty. Limited

Brisbane
Level 12, 259 Queen Street
Brisbane QLD 4000
Tel. : 61 7 3231 9800
Fax : 61 7 3231 9899

Melbourne
Level 5, 818 Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Melbourne (Lonsdale Street)
Level 21
150 Lonsdale Street
Melbourne VIC 3000
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2997

Perth
Level 18, Central Park Building
152-158 St. Georges Terrace,
Perth WA 6000
Tel. : 61 8 9288 1750
Fax : 61 8 9288 1753

Sydney
Level 3, 77 Pacific Highway
North Sydney NSW 20060
P. O. Box 1885
Tel. : 61 2 8912 1500
Fax : 61 2 8912 1555

New Zealand
Level 27, PWC Tower
188 Quay Street
Auckland New Zealand 1010
Tel. : 64 9 363 2700
Fax : 64 9 363 2727

Infosys Tecnologia do Brasil Ltda

Brazil
Rua Da Paisagem, 220
Edificio Lumiere, Andar : 5 E 6
Vila Da Serra, Nova Lima
Minas Gerais - CEP
34,000-000-Brazil
Tel. : 55 31 33068900
Fax : 55 31 33068901

Infosys Technologies (China) Company Limited

Beijing
No. 7 Guang Hua Road
Floor 28th
B1- 1 HanWei Building,
ChaoYang District
Beijing, China
Tel. : 010 57335000

Dalian
No. 1001-1006, No. 1 Hui
Xian Garden
Dalian Hi-Tech Industry Park
Dalian, China
Tel : 86 21 58843000
Fax : 86 21 58843001

Hangzhou
Bldg A2, No. 301 Binxing
Road Binjiang District
Hangzhou 310052
Tel. : 86 571 87930030
Fax : 86 571 87930001

Shanghai
Bldg A, No. 6, 3158 Long
Dong Road,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel : 86 21 58843000
Fax : 86 21 58843006

Bldg 18,
1387 Zhang Dong Road,
Zhangjiang Hi-Tech Park,
Shanghai 201203
Tel : 86 21 58843000
Fax : 86 21 58843001

Infosys Technologies (Shanghai) Company Limited

Room 401, 501, Building Wu,
No. 555 Dong Chuan Road,
Min Hang District,
Shanghai, China
Tel : 86 21 58843000
Fax : 86 21 58843001

Infosys Technologies S. de R L. de C. V.

Mexico
Ave. Acueducto No. 2610
4piso Col. Del Paseo
Residencial
Monterrey, N. L. C. P. 64920
Tel. : 521 81 1253 8400
Fax : 521 81 1253 8401

Corporativo Santa Maria
Boulevard Diaz
Ordaz Numero 130
Monterrey, Mexico CP 64650
Tel. : 521 81 8850 9300
Fax : 521 81 8850 9301

Infosys Consulting, Inc.

North America
6100, Tennyson Parkway
Suite 200, Plano, TX 75024
Tel. : 1 469 229 9400
Fax : 1 469 229 9598

United Kingdom
14th and 15th Floor
10 Upper Bank Street
Canary Wharf
London E 14 5NP
Tel. : 44 20 7715 3300
Fax : 44 20 7715 3301

Subsidiary of Infosys Consulting, Inc.

Infosys Consulting India Limited

Plot No. 26-A, Ground Floor
Electronic City, Hosur Road,
Bangalore 560 100
Tel : 91 80 6688 1144
Fax : 91 80 6688 2140

Infosys Technologies (Sweden)

AB Stureplan 4C, 4tr
114 35, Stockholm
Tel. : 46 8 463 1112
Fax : 46 8 463 1114

Infosys BPO Limited

Australia - Melbourne
Level 5, 818, Bourke Street
Docklands VIC 3008
P. O. Box 528
Collins Street West
Melbourne VIC 8007
Tel. : 61 3 9860 2000
Fax : 61 3 9860 2999

Canada - Toronto
5140, Yonge Street
Suite 1400
Toronto ON M2N 6L7
Tel. : 416 224 7400
Fax : 416 224 7449

India - Bangalore
Electronics City, Hosur Road
Bangalore 560 100
Tel. : 91 80 2852 2405
Fax : 91 80 2852 2411

Pavithra Complex, No. 1
27th Main, 2nd Cross
1st Stage, BTM Layout
Bangalore 560 068
Tel. : 91 80 3021 3600
Fax : 91 80 4171 4808

Salarpuria Infozone
Wing A, No. 39 (P)
41 (P) and 42 (P)
Electronic City, Hosur Road
Bangalore 560100
Tel. : 91 80 4067 0035
Fax : 91 80 4067 0034

27, SJR Towers
Bannerghatta Road
J. P. Nagar, III Phase
Bangalore 560 078
Tel. : 91 80 5103 2000
Fax : 91 80 2658 8676

India - Chennai
Temple Steps 6th and 7th
Floor
No. 184, Annasalai Saidapet
Chennai 600 015
Tel. : 91 44 6600 7000
Fax : 91 44 6600 7005

India - Gurgaon
7th floor Tower A, B and C
Building No. 6
DLF Cyber City
Developer Limited
Special Economic Zone
Sector 24 and 25 DLF PH-3
Gurgaon
Tel. : 91 124 4583 700
Fax : 91 124 4583 701

India - Jaipur
Plot No. E-142-143
Sitapura Industrial Area
Jaipur 302022
Tel. : 91 141 2771 325
Fax : 91 141 2771 325

IT-A-001
Mahindra World City
Special Economic Zone
Village Kalwara
Tahsil Sanganer
Jaipur 302029
Tel. : 91 141 3956 000
Fax : 91 141 3956 100

India - Pune
Plot No. 1, Building No. 4
Pune Infotech Park
Hinjawadi, Taluka Mulshi
Pune 411 057
Tel. : 91 20 2293 2900
Fax : 91 20 2293 4540

Plot No. 24
Rajiv Gandhi Infotech Park
Phase II, Village Maan
Taluka Mulshi, Pune 411 057
Tel. : 91 20 2293 2800
Fax : 91 20 2293 4540

Philippines
2nd and 3rd Floor
Trade Hall Metro
Market, Bonifacio Global City
Fort Bonifacio Taguig City
Metro Manila, Philippines
Tel. : 632 856 3319
Fax : 632 856 3320

United Kingdom
14th Floor
10 Upper Bank Street
Canary Wharf
London E14 5NP
Tel. : 44 20 7715 3388
Fax : 44 20 7715 3301

United States - Bridgewater
400 Crossing Boulevard
1st Floor, Bridgewater
NJ 08807
Tel. : 1 908 450 8209
Fax : 1 908 842 0284

Subsidiaries of Infosys BPO

Infosys BPO s.r.o

Czech Republic
Holandka 9,63900, Brno
Tel. : 420 542 212406
Fax : 420 543 236349

Infosys BPO Poland Sp.Z o.o.

Al. Pilsudskiego 22 90-051
Lodz, Poland
Tel. : 48 42 291 8000
Fax : 48 42 291 8081

UL. Gdanska 47
90-729 Lodz, Poland
Tel. : 48 42 291 8205
Fax : 48 42 291 80 73

McCamish Systems LLC

6425 Powers Ferry Road
3rd Floor
Atlanta, GA 30339
Tel. : 1 800 366 0819
Fax : 1 770 690 1800

Creative concept and design by Communication Design Group, Infosys.


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